Breakthroughs that change patients' lives

Proxy Statement for 2020 Annual Meeting of Shareholders

2019 Financial Report[1]



[1] The 2019 Financial Report is not included in this filing. The portions of the 2019 Financial Report that are incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the "2019 Form 10-K") were filed, and the other portions of the 2019 Financial Report were furnished, solely for the information of the U.S. Securities and Exchange Commission, on Exhibit 13 to the 2019 Form 10-K. The 2019 Financial Report is contained in Appendix A to the Notice of 2020 Annual Meeting and Proxy Statement being mailed to our shareholders beginning on or about March 13, 2020. The Letter to Shareholders from our Chairman and Chief Executive Officer, the 2019 Patient Impact chart and the Corporate and Shareholder Information contained in the materials being mailed to our shareholders beginning on or about March 13, 2020 are not included in this filing.

Purpose
Blueprint

OUR PURPOSE

Breakthroughs that change patients' lives

OUR BOLD MOVES

    

1. Unleash the power of our people	**2. Deliver first-in-class science**	**3. Transform our go-to-market model**	**4. Win the digital race in pharma**	**5. Lead the conversation**

OUR BIG IDEAS

1.1 Create room for meaningful work	**2.1** Source the best science in the world	**3.1** Improve access through new payer partnerships	**4.1** Digitize drug discovery and development	**5.1** Be known as the most patient-centric company
1.2 Recognize both leadership and performance	**2.2** Double our innovation success rate	**3.2** Address the patient affordability challenge	**4.2** Enhance health outcomes and patient experience	**5.2** Drive pro-innovation/ pro-patient policies
1.3 Make Pfizer an amazing workplace for all	**2.3** Bring medicines to the world faster	**3.3** Transform the way we engage patients and physicians	**4.3** Make our work faster and easier	**5.3** Focus the narrative on the value of our science

OUR VALUES

   

Courage   **Excellence**   **Equity**   **Joy**

A message from Pfizer's Lead Independent Director



Shantanu Narayen

Dear Shareholders:

On behalf of Pfizer's Board of Directors, thank you for your investment and confidence in the company and the Board. I am pleased to continue to serve as Lead Independent Director and to work closely with my fellow Directors to carry out our fiduciary responsibilities to you, our shareholders, and our other stakeholders. As we approach the annual meeting, it is my pleasure to update you on the Board's various activities over the past year.

Board Oversight of Strategy and Risk

2019 was an extremely productive and transformational year for Pfizer. As we enter our second year under Dr. Albert Bourla's leadership as Chief Executive Officer, the company, guided by our Purpose Blueprint, including the five "bold moves," has set a clearly defined roadmap that we expect to lead to a period of sustainable growth following the anticipated close of the transaction between Upjohn Inc. (Upjohn) and Mylan N.V. (Mylan) later this year.

The Board's role is critical in overseeing Pfizer's corporate strategy and operations, and we continue to work closely with Dr. Bourla and management on matters regarding the business and its performance. Throughout the year, our Board meeting agendas regularly included significant business and organizational initiatives, updates concerning our R&D pipeline, capital allocation strategies and business development opportunities.

Notably, these conversations included sessions focused on our commitment to explore strategic options for our businesses. In July 2019, Pfizer announced plans that Upjohn, Pfizer's global, primarily off-patent branded and generic established medicines business, would combine with Mylan to form a new company. That company will be named Viatris upon the close of the transaction, which is anticipated in mid-2020, subject to Mylan shareholder approval and satisfaction of other customary closing conditions, including receipt of regulatory approvals.

During the year, the Board also was kept informed of developments that could affect our enterprise risk profile, including reputational risk or other aspects of our business, such as regulatory matters, trends, public policy developments, drug pricing, patient access and reimbursement, among other factors. In addition, the Board is fully aware that investors and other stakeholders are increasingly interested in how boards and companies address sustainability and in their disclosures on these topics.

Board Oversight of Sustainability

At Pfizer, corporate responsibility and sustainability remain integral to our business strategy and we remain committed to being a responsible corporate citizen. The company's focus has always been on delivering strong financial results in a way that respects and benefits all of our stakeholder groups, including shareholders, patients, colleagues, communities and the environments in which we operate. Please see Pfizer's 2019 Annual Review[1] at www.pfizer.com/annual for details concerning our sustainability initiatives and programs.

Further, the Board has oversight for environmental, social and governance performance through the Governance & Sustainability Committee. The Committee is regularly updated on corporate social responsibility, sustainability and philanthropic efforts by management. The Committee recently changed its name to the Governance & Sustainability Committee to provide greater alignment with the full duties and responsibilities outlined in the Committee's Charter and reflect the broad scope of its oversight responsibilities.

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[1] The 2019 Annual Review is not a part of our proxy solicitation materials.

Board Leadership Structure

Turning to the Board's leadership, one of our most important responsibilities is to evaluate and determine the Board's optimal leadership structure and to ensure independent oversight of management, as well as a highly engaged and high-functioning Board. During the Board's evaluation of its leadership structure, the independent Directors carefully consider whether to combine or separate the Chairman and CEO roles. Based on its experience, considerable engagement with shareholders, and an assessment of research on this issue, the Board understands that numerous viewpoints concerning a board's optimal leadership structure exist and will continue to take these factors into consideration when evaluating its leadership structure.

In September 2019, the Board unanimously elected Dr. Bourla as Chairman of the Board, effective January 1, 2020 upon the retirement of Mr. Ian C. Read as Executive Chairman and from Pfizer's Board of Directors on December 31, 2019.

Dr. Bourla's election was the result of a multi-year systematic and comprehensive succession planning process, led by the independent Directors. The Board recognizes that in circumstances where the positions of Chairman and CEO are combined or the Chairman is not independent, it is imperative that the Board elect a strong Lead Independent Director with a clearly defined role and set of responsibilities. In my role as Lead Independent Director, I will continue to ensure the independent Directors have robust leadership in the boardroom.

Board Succession Planning & Refreshment

Throughout the year, the Board continued its proactive assessment of board succession planning and refreshment. The Governance & Sustainability Committee and full Board strive to ensure that we maintain a Board that embodies a broad and diverse set of experiences, qualifications, attributes and skills to effectively oversee management and the company. When seeking new Director candidates, the current Directors consider a diverse pool of qualified candidates who could potentially serve as Board members. We view diversity in terms of skills, as well as gender, age, race, ethnicity, background, professional experience and perspectives.

Recently, the Board was pleased to announce the elections to the Board of Mr. James Quincey, the Chairman and Chief Executive Officer of The Coca-Cola Company and Dr. Susan Hockfield, Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology and, in June 2019, the election to the Board of Dr. Scott Gottlieb, a former FDA Commissioner, physician and medical policy expert. These Directors are excellent additions to the Board. Their skills and perspectives further enhance our diversity and expertise in the boardroom. Their appointments were informed by the Board's continued focus on its composition, as well as insights provided through the Board's annual self-evaluation process.

As a result of the Board's proactive refreshment efforts, since 2015, the Board has added six new Directors to the Board. Our average Director tenure is six years representing an appropriate balance of tenures.

Strong Commitment to Shareholder Engagement

In closing, on behalf of my fellow Directors, we would like to thank our shareholders and all of our stakeholders for the time they commit to engaging with us and sharing their feedback. The Board engaged in reviews of shareholder and stakeholder communications at each of our meetings and we were informed of shareholder feedback received during Pfizer's year-round investor outreach. Members of senior management engaged with investors representing more than 30% of shares outstanding in 2019. The Chair of the Governance & Sustainability Committee, Mr. Joseph Echevarria, participated in discussions with several investors at their request. As detailed in this Proxy Statement, under "*Shareholder Outreach*", we covered a range of topics and the Board continues to use your input to inform our practices and policies to ensure they remain industry-leading.

We are excited to oversee the company and management under its clearly defined roadmap and to be entering into an expected era of sustained growth following the anticipated close of the transaction between Upjohn and Mylan later this year. We look forward to serving your interests in 2020 and beyond. Thank you for your support.

Sincerely,



Shantanu Narayen
Lead Independent Director

Please refer to our Annual Report on Form 10-K for the year ended December 31, 2019, including the sections captioned "Risk Factors" and "Forward Looking Information and Factors that May Affect Future Results," for a description of the substantial risks and uncertainties related to the forward-looking statements included herein.

Notice of 2020 Annual Meeting and Proxy Statement

Time and Date
9:00 a.m., Eastern Daylight Time (EDT), on Thursday, April 23, 2020

Place
Hilton Short Hills Hotel, 41 John F. Kennedy Parkway, Short Hills, New Jersey 07078, +1-973-379-0100

Record Date
You can vote your shares if you were a shareholder of record at the close of business on February 25, 2020.

Audio Webcast
Available at www.pfizer.com, starting at 9:00 a.m., EDT, on Thursday, April 23, 2020. A replay will be available through May 29, 2020.

ITEMS OF BUSINESS

- To elect 13 members of the Board of Directors, each until our next Annual Meeting and until his or her successor has been duly elected and qualified.
- To ratify the selection of KPMG LLP as our independent registered public accounting firm for the 2020 fiscal year.
- To conduct an advisory vote to approve our executive compensation.
- To consider 5 shareholder proposals, if properly presented at the Meeting.
- To transact any other business that properly comes before the Meeting and any adjournment or postponement of the Meeting.

VOTING YOUR SHARES IS QUICK AND EASY — YOU CAN EVEN VOTE USING YOUR SMARTPHONE OR TABLET

HOW TO VOTE	**For registered holders and Pfizer Savings Plan participants:** (Shares are registered in your name with Pfizer's transfer agent, Computershare, or held in the Pfizer Savings Plan)	**For beneficial owners:** (Shares are held in a stock brokerage account or by a bank or other holder of record)
Internet*	www.investorvote.com/PFE	www.proxyvote.com
Telephone*	Within the U.S., U.S. territories & Canada +1-800-652-VOTE (8683) — toll-free Outside of the U.S., U.S. territories & Canada +1-781-575-2300 — standard rates apply	+1-800-454-VOTE (8683) — toll-free
Mail	Complete, sign and return the proxy card	Complete, sign and return the voting instruction form







* You may need to provide your control number that appears on the right-hand side of the proxy card or voting instruction form.

MATERIALS TO REVIEW

This booklet contains our Notice of 2020 Annual Meeting and Proxy Statement. Our 2019 Financial Report is included as Appendix A and is followed by certain Corporate and Shareholder Information. None of Appendix A, the Corporate and Shareholder Information, the 2019 Patient Impact information on the back inside cover or the accompanying Letter from our Chairman and Chief Executive Officer, are a part of our proxy solicitation materials.

This Notice of 2020 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed or made available to shareholders starting on or about March 13, 2020.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 23, 2020

This Notice of 2020 Annual Meeting and Proxy Statement and the 2019 Financial Report and Corporate and Shareholder Information are available on our website at https://investors.pfizer.com/financials/annual-reports/default.aspx. Except as stated otherwise, information on our website is not considered part of this Proxy Statement.

Margaret M Madden

Margaret M. Madden
Senior Vice President and Corporate Secretary, Chief Governance Counsel
March 13, 2020

2019 Pfizer At A Glance

 **~$51.8 Billion** in Revenues in 2019

 **8** Products with Direct Product and/or Alliance Revenues of Greater than $1 Billion in 2019

 **3** Distinct Businesses in 2019* — Pfizer Biopharmaceuticals Group (Biopharma) *(~$39.4 Billion 2019 Revenues)* / Upjohn *(~$10.2 Billion 2019 Revenues)* / Consumer Healthcare

 **6** Primary Therapeutic Areas in Biopharma — Internal Medicine, Oncology, Hospital, Vaccines, Inflammation & Immunology and Rare Disease

 **20** Globally Recognized Brands and the Greenstone generics platform in Upjohn

 **>125** Countries Where We Sell Our Products

 **95** Projects in Clinical Research & Development**

 **~$8.7 Billion** 2019 R&D Expense

 **42** Manufacturing Sites Worldwide Operated by Pfizer Global Supply; **7** Manufacturing Sites Worldwide Operated by Upjohn

 **~88,300** Employees Globally

Unless indicated otherwise, the information contained in this summary is as of December 31, 2019.

* On July 29, 2019, we announced that we entered into a definitive agreement to combine Upjohn Inc. with Mylan N.V., creating a new global pharmaceutical company, Viatris. On July 31, 2019, Pfizer's Consumer Healthcare business, an over-the-counter medicines business, was combined with GlaxoSmithKline's Consumer Healthcare business to form a new consumer healthcare joint venture.

** As of January 28, 2020.

Table of Contents

Proxy Statement Summary

Here are highlights of important information you will find in this Proxy Statement. As it is only a summary, please review the complete Proxy Statement before you vote.

SUMMARY OF SHAREHOLDER VOTING MATTERS

Voting Matters	Board Vote Recommendation	See Page
Item 1 — Election of Directors	**FOR EACH NOMINEE**	**7**
Item 2 — Ratification of Selection of Independent Registered Public Accounting Firm	**FOR**	**47**
Item 3 — 2020 Advisory Approval of Executive Compensation	**FOR**	**50**
Shareholder Proposals		
Item 4 — Right to Act by Written Consent	**AGAINST**	**101**
Item 5 — Enhancing Proxy Access	**AGAINST**	**103**
Item 6 — Report on Lobbying Activities	**AGAINST**	**105**
Item 7 — Independent Chair Policy	**AGAINST**	**108**
Item 8 — Gender Pay Gap	**AGAINST**	**111**

Our Director Nominees

You are being asked to vote on the election of the following 13 Directors. All Directors are elected annually by the affirmative vote of a majority of votes cast. For detailed information about each Director's background, skill sets and areas of expertise, please see *"Director Nominees"* later in this Proxy Statement.

					Committee Memberships					
Name	**Age[1]**	**Director Since**	**Occupation and Experience**	**Independent**	**Audit**	**Compensation**	**Governance & Sustainability**	**Regulatory & Compliance**	**Science & Technology**	**Other Public Boards**
Ronald E. Blaylock	60	2017	Founder, Managing Partner of GenNx360 Capital Partners	Yes	●	●			●	3
Albert Bourla, DVM, Ph.D.	58	2018	Chairman & Chief Executive Officer, Pfizer Inc.	No						–
W. Don Cornwell[2]	72	1997	Retired Chairman & Chief Executive Officer, Granite Broadcasting Corporation	Yes			●	CHAIR	●	2
Joseph J. Echevarria	63	2015	Retired Chief Executive Officer, Deloitte LLP	Yes	●		CHAIR		●	3
Scott Gottlieb, M.D.	47	2019	Special Partner of New Enterprise Associates, Inc.'s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute	Yes				●	●	1
Helen H. Hobbs, M.D.	67	2011	Investigator, Howard Hughes Medical Institute & Professor, University of Texas Southwestern Medical Center	Yes			●	●	CHAIR	–
Susan Hockfield, Ph.D.	69	2020	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology	Yes				●	●	–
James M. Kilts[2]	72	2007	Founding Partner, Centerview Capital	Yes		●			●	4
Dan R. Littman, M.D., Ph.D.	67	2018	Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center & Investigator, Howard Hughes Medical Institute	Yes			●	●	●	–
Shantanu Narayen Lead Independent Director	56	2013	Chairman, President & Chief Executive Officer, Adobe Inc.	Yes						1
Suzanne Nora Johnson	62	2007	Retired Vice Chairman, Goldman Sachs Group, Inc.	Yes	CHAIR			●	●	3
James Quincey	55	2020	Chairman and Chief Executive Officer, The Coca-Cola Company	Yes		●			●	1
James C. Smith[3]	60	2014	President & Chief Executive Officer, Thomson Reuters Corporation	Yes	●	CHAIR			●	1

(1) Age as of the date of the 2020 Annual Meeting

(2) In December 2019 and February 2020, respectively, Pfizer announced that each of Mr. Kilts and Mr. Cornwell agreed to join the Board of Directors of Viatris upon the closing of the planned combination of Upjohn Inc. and Mylan N.V., which is expected to occur in mid-2020. Each of Mr. Kilts and Mr. Cornwell will resign from Pfizer's Board of Directors upon joining the Viatris Board of Directors.

(3) Mr. Smith will retire as President & Chief Executive Officer and as a Director of Thomson Reuters Corporation, effective March 15, 2020.

Board and Committee Refreshment

To help ensure effective refreshment and proactively manage eventual vacancies on the Board due to upcoming retirements, the Governance & Sustainability Committee and the full Board consider a diverse pool of qualified Director candidates on an ongoing basis. This process resulted in the election of six new independent Directors over the past five years: Drs. Dan R. Littman, Scott Gottlieb and Susan Hockfield and Messrs. Joseph J. Echevarria, Ronald E. Blaylock and James Quincey. Their elections were informed by the Board's continued focus on its composition and its annual evaluation process, which ensures the appropriate balance of skills, diversity, experience and tenure in light of our business needs. Further, over the past several years we have made several changes to the composition of our Board Committees, including rotating each of our Committee Chairs. Through periodic committee refreshment, we balance the benefits derived from continuity and depth of experience with the benefits of fresh perspectives and exposing our Directors to different aspects of our business.

Board Composition

Pfizer maintains a diverse Board, which represents a wide range of experience and perspectives important to enhancing the Board's effectiveness in fulfilling its oversight role. Below we highlight the composition of our Director nominees.



DIRECTOR TENURE
10+ years
0–5 years
6–10 years
Average Director tenure is **6 years**

BOARD DIVERSITY
7 of 13 Directors are diverse based on gender and ethnicity

DIRECTOR INDEPENDENCE
12 of 13 Directors are independent

KEY SKILLS AND EXPERIENCE

	Business Leadership & Operations	International Business	Medicine & Science	Risk Management	Healthcare & Pharma	Government & Public Policy	Human Capital Management	Technology	Finance & Accounting	Academia
Ronald E. Blaylock	•			•					•	
Albert Bourla, DVM, Ph.D.	•	•	•		•		•			
W. Don Cornwell	•			•			•		•	
Joseph J. Echevarria	•	•		•		•			•	
Scott Gottlieb, M.D.			•		•	•				
Helen H. Hobbs, M.D.			•		•					•
Susan Hockfield, Ph.D.	•		•			•				•
James M. Kilts	•	•			•					
Dan R. Littman, M.D., Ph.D.			•		•					•
Shantanu Narayen	•	•		•			•	•	•	
Suzanne Nora Johnson	•	•		•	•				•	
James Quincey	•	•						•	•	
James C. Smith	•	•					•		•	

Corporate Governance Highlights

Pfizer is committed to exercising and maintaining strong corporate governance practices. We believe that good governance promotes the long-term interests of our shareholders, strengthens Board and management accountability and improves our standing as a trusted member of the communities we serve.

Shareholder Rights and Accountability
- Annual election of all Directors
- Majority voting to elect Directors
- Shareholder ability to call Special Meetings (10% ownership threshold)
- Proxy access rights to holders owning at least 3% of outstanding shares for 3 years
- Robust shareholder engagement program

Board Practices
- Annual Board and Committee evaluations
- Director orientation and continuing Director education on key topics and issues
- Mandatory Retirement Policy at age 73, absent special circumstances
- Code of Business Conduct and Ethics for Members of the Board of Directors

Board and Committee Oversight
- Corporate strategy
- Corporate culture and human capital management
- Risk assessment and risk management
- Corporate political expenditures and lobbying activities
- Cybersecurity; drug pricing, access and reimbursement; and sustainability

Pay-for-Performance
- Executive compensation program strongly links pay and performance
- Compensation Committee reviews the goal-setting processes to ensure targets are rigorous, yet attainable, thereby incentivizing performance
- Significant percentage of total target compensation is "at-risk" through short- and long-term incentive awards
- Compensation Committee structures our compensation program to align targets and goals with our overall business strategy and objectives

Independence
- 12 of our 13 Director nominees are independent
- Our Chairman and CEO is the only non-independent Director
- All key Board Committee members are independent

Robust Stock Ownership Requirements
- CEO, Named Executive Officers (NEOs) and Directors are subject to robust Pfizer common stock ownership requirements:
  - CEO: 6x base salary
  - Other NEOs: 4x base salary
  - Non-employee Directors: 5x annual cash retainer

Lead Independent Director
- Presides at regular executive sessions of independent Directors
- Leads annual independent Director evaluation of Chairman and CEO

Our Corporate Governance and Executive Compensation practices are informed by our long-standing, comprehensive shareholder engagement program. In 2019, we solicited feedback from investors representing approximately 50% of our outstanding shares and engaged with more than 25 global institutional investors, representing over 30% of our shares outstanding. The Chair of the Governance & Sustainability Committee participated in these discussions when requested.

2019 Shareholder Outreach

We believe that a robust shareholder outreach program is an essential component of maintaining our strong corporate governance practices. In our discussions with investors, we seek their input on a variety of corporate governance and sustainability topics and other issues that may impact our business or reputation. We strive for a collaborative approach with investors to solicit and understand a variety of perspectives. During 2019, we solicited feedback from investors representing approximately 50% of our outstanding shares and engaged with more than 25 global institutional investors, representing over 30% of our outstanding shares. Such engagement included the participation of the Chair of our Governance & Sustainability Committee when requested. Overall, investors' sentiment was positive with respect to our Board of Directors, our corporate governance practices, including the frequency of our shareholder outreach, and our executive compensation program.

Areas of particular focus during our engagements with investors included board leadership, composition and succession planning, executive compensation, lobbying activities and sustainability practices, including human capital management, with a focus on pay parity, and corporate culture. Shareholder feedback was summarized and shared with the Board of Directors.

For more information about our 2019 shareholder engagement program and the actions we took in response to shareholder feedback, see "*Governance—Board Information—Governance & Sustainability Committee Report*" and "*Governance—Shareholder Outreach*" later in this Proxy Statement.

Executive Compensation Highlights

Pfizer's pay-for-performance compensation philosophy is set by the Compensation Committee. Our goal is to align each executive's compensation with Pfizer's short-term and long-term performance and provide the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer's long-term success.

TO ACHIEVE THESE OBJECTIVES:

- We position total direct compensation and each compensation element at approximately the median of our Pharmaceutical Peer and General Industry Comparator companies.
- We align annual short-term incentive awards with annual operating, financial and strategic objectives.
- We align long-term incentive awards with the interests of our shareholders by delivering value based on operating results and absolute and relative shareholder return, encouraging stock ownership and promoting retention of key talent.
- We ensure that a significant portion of the total compensation opportunity for our executives is "at-risk" through both our short- and long-term incentive awards, the payout of which is directly related to the achievement of pre-established performance metrics directly tied to our business goals and strategies and, for long-term incentive awards, Pfizer's total shareholder return (TSR).

2019 KEY ELEMENTS OF EXECUTIVE COMPENSATION

Direct compensation for our executives in 2019 consisted of the following key elements:

Element	Type/Description	Objective
Salary (Cash)	The fixed amount of compensation for performing day-to-day responsibilities is set based on market data, job scope and responsibilities, and experience	Provides competitive level of fixed compensation that helps to attract and retain high-performing executive talent
Annual Short-Term Incentive/ Global Performance Plan (GPP) (Cash)	Our annual incentive plan pool is funded based on performance against Pfizer's short-term financial goals (revenue, adjusted diluted earnings per share (EPS) and cash flow from operations). Individual awards are based on business/operating unit and individual performance measured over the performance year **2019 Performance Metrics*** 	Provides incentives for achieving short-term results that create sustained future growth
Annual Long-Term Incentive Compensation (100% Performance-Based Equity)	• 5-Year Total Shareholder Return Units (TSRUs) • 7-Year Total Shareholder Return Units (TSRUs) • Performance Share Awards (PSAs) **2019 LTI Mix** 	TSRUs provide direct alignment with shareholders as awards are tied to absolute total shareholder return over a five- or seven-year period PSAs align executive compensation to operational goals through performance against a combination of Adjusted Net Income** over three one-year periods and TSR relative to the NYSE Arca Pharmaceutical Index (DRG Index) over a three-year performance period

*   Effective for the 2020 performance year, the Compensation Committee approved adding a research and development pipeline achievement factor to the existing short-term incentive financial metrics.

**   Effective with the 2019 performance year, the Adjusted Operating Income performance measure was replaced with an Adjusted Net Income performance measure for PSAs granted after 2017. Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.

2019 NAMED EXECUTIVE OFFICER (NEO) PAY MIX

The illustration below uses year-end salary, target annual short-term and long-term incentive awards for the NEOs to show the percentage each pay element comprises of our NEOs' target total direct compensation for 2019.

2019 Target Total Direct Compensation for Albert Bourla (CEO)



2019 Target Total Direct Compensation (Average) for Other NEOs*



*   Excludes Executive Chairman

2019 KEY PLANNING CYCLE

The below graphic illustrates key elements of the annual compensation planning cycle:



| APPROVE | REVIEW | ENGAGE |

JANUARY – MARCH
- Complete Executive Leadership Team (ELT) year-end performance assessments for prior year
- Review and finalize prior year's incentive plan performance results and funding level
- Review and approve annual ELT compensation (salary, bonus and long-term incentive awards)
- Conduct annual risk assessment on our executive compensation and global compensation programs and policies
- Review and approve proxy materials
- Review ELT goals for current performance period
- Approve various incentive plan metrics and targets for current performance period

APRIL – JUNE
- Consider shareholder feedback from outreach discussions and the results of the say-on-pay vote
- Review year-to-date performance relating to the annual incentive plan and the equity-based performance awards
- Conduct an annual proxy analysis of NEO pay of comparator companies
- Review proxy advisory firms' analyses of current proxy statement

OCTOBER – DECEMBER
- Commence ELT year-end performance assessments
- Conduct annual executive stock ownership review
- Review year-to-date performance relating to the annual incentive plan and the performance share plan
- Review potential NEOs for the upcoming proxy statement
- Engage in shareholder outreach discussions and consider shareholder feedback in decisions regarding plan components
- Review and approve Compensation Committee Charter

JULY – SEPTEMBER
- Review year-to-date performance relating to the annual incentive plan and the equity-based performance awards
- Conduct CEO mid-year performance assessment
- Review the composition of the Pharmaceutical Peer and General Industry Comparator groups

OUR COMPENSATION PRACTICES

Pfizer continues to implement and maintain leading practices in its compensation program, including:

WHAT WE DO	WHAT WE DO NOT DO
✓ **Risk Mitigation**	✗ **Hedging or Pledging**
✓ **Compensation Recovery ("Clawback")**	✗ **Employment Agreements**
✓ **Stock Ownership Requirements**	✗ **Change in Control Agreements**
✓ **Minimum Stock Vesting Required**	✗ **Repricing**
✓ **Robust Investor Outreach**	✗ **"Gross-ups" for Excise Taxes or Perquisites**
✓ **Independent Compensation Consultation**	

For additional information about Pfizer, please view our 2019 Financial Report (see *"Appendix A"*) and our 2019 Annual Review at www.pfizer.com/annual. Please note that neither our 2019 Financial Report, nor our 2019 Annual Review is a part of our proxy solicitation materials.

Item 1 – Election of Directors

Thirteen members of our Board are standing for re-election, to hold office until the next Annual Meeting of Shareholders. A majority of the votes cast is required for the election of Directors in an uncontested election (which is the case for the election of Directors at the 2020 Annual Meeting). A majority of the votes cast means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Our Corporate Governance Principles contain detailed procedures to be followed in the event that one or more Directors do not receive a majority of the votes cast "for" his or her election at the Annual Meeting.

Messrs. Kilts and Cornwell have agreed to join the Board of Directors of Viatris upon the closing of the planned combination of Upjohn Inc. (Upjohn) and Mylan N.V. (Mylan), which is expected to occur in mid-2020, subject to Mylan shareholder approval and satisfaction of other customary closing conditions, including receipt of regulatory approvals, and each will resign from Pfizer's Board of Directors at that time. Other than Messrs. Kilts and Cornwell each nominee elected as a Director will continue in office until our next Annual Meeting and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, removal or retirement.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, the persons appointed by the Board of Directors and named as proxies in the proxy materials or, if applicable, their substitutes (the Proxy Committee) may vote their proxies for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The Board has determined that all Director nominees (other than Dr. Bourla) are independent of the company and management and meet Pfizer's criteria for independence (see "*Director Independence*" below).

Criteria for Board Membership

The Governance & Sustainability Committee focuses on Board succession planning on a continuous basis. In performing this function, the Committee recruits and recommends the nominees for election as Directors to the full Board of Directors. The goal is to achieve a Board that provides effective oversight of the company.

Important general criteria and considerations for Board membership include:

General Criteria

- Proven integrity and independence, with a record of substantial achievement in an area of relevance to Pfizer
- Ability to make a meaningful contribution to the Board's advising, counseling and oversight roles
- Prior or current leadership experience with major complex organizations, including within the scientific, government service, educational, finance, marketing, technology or not-for-profit sectors, with some members of the Board being widely recognized as leaders in the fields of medicine or biological sciences
- Commitment to enhancing Pfizer's long-term growth
- Broad experience, diverse perspectives, and the ability to exercise sound judgment, and a judicious and critical temperament that will enable objective appraisal of management's plans and programs
- Diversity with respect to gender, age, race, ethnicity, background, professional experience and perspectives

The Committee also considers, on an ongoing basis, the background, experience and skills of the incumbent Directors that are important to Pfizer's current and future business needs, including, among others, experience and skill in the following areas:

Director Skills Criteria

Business Leadership & Operations	Healthcare & Pharma	Technology
International Business	Government & Public Policy	Finance & Accounting
Medicine & Science	Human Capital Management	Academia
Risk Management		

The Board and each Committee conduct rigorous annual evaluations to help ensure satisfaction of the criteria for Board membership (see *"Evaluation of Board Effectiveness"* below). Based on these activities and their review of the current composition of the Board, the Governance & Sustainability Committee and the Board determined that the criteria for Board membership have been satisfied.

Selection of Candidates

Director Skill Set Considerations; Use of Matrix; Commitment to Diversity

In recruiting and selecting Board candidates, the Governance & Sustainability Committee takes into account the size of the Board and considers a skills matrix. This skills matrix helps the Committee determine whether a particular Board member or candidate possesses one or more of the skill sets, as well as whether those skills and/or other attributes qualify him or her for service on a particular committee. The Committee also considers a wide range of additional factors, including other positions the Director or candidate holds, including other boards of directors on which he or she serves; the results of the Board and Committee evaluations; each Director's and candidate's projected retirement date; the independence of each Director and candidate, to ensure that a substantial majority of the Board is independent; and the company's current and future business needs. While the company does not have a formal policy on Board diversity, Pfizer's Corporate Governance Principles provide that Directors should be selected so that the Board maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives. Pursuant to its charter, the Governance & Sustainability Committee of the Board is responsible for considering a diverse pool of candidates to fill positions on the Board.

Consideration of Potential Director Candidates

On an ongoing basis, the Governance & Sustainability Committee considers potential Director candidates identified on its own initiative, as well as candidates referred or recommended to it by other Directors, members of management, search firms, shareholders and other sources (including individuals seeking to join the Board).

Shareholders who wish to recommend candidates may contact the Governance & Sustainability Committee as described in "*How to Communicate with Our Directors*" below. All candidates are required to meet the criteria outlined above, as well as those discussed under "*Director Independence*" below and in our Corporate Governance Principles and other governing documents, as applicable, as determined by the Governance & Sustainability Committee. Shareholder nominations must be made according to the procedures required under our By-laws (including via our proxy access by-law) and described in this Proxy Statement under the heading "*Submitting Proxy Proposals and Director Nominations for the 2021 Annual Meeting*." Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures and who meet the criteria referred to above will be evaluated by the Governance & Sustainability Committee in the same manner as the Governance & Sustainability Committee's nominees.

Retirement Policy

Under Pfizer's Corporate Governance Principles, a Director is required to retire when he or she reaches age 73. A Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting following his or her 73rd birthday. On the recommendation of the Governance & Sustainability Committee, the Board may waive this requirement as to any Director if it deems a waiver to be in the best interests of the company.

Our 2020 Director Nominees

The Governance & Sustainability Committee and the Board believe that each nominee for Director brings a strong and unique set of perspectives, experiences and skills to Pfizer. The combination of these nominees creates an effective and well-functioning Board that has an optimal balance of experience, leadership, competencies, qualifications and skills in areas of importance to Pfizer and serves the company and our shareholders well.

Vote YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE ELECTION OF EACH OF THESE NOMINEES AS DIRECTOR.

Director Nominees



Ronald E. Blaylock   **AGE:** 60

DIRECTOR SINCE: 2017

BOARD COMMITTEES: Audit, Compensation and Science and Technology

KEY SKILLS: 　 Business Leadership & Operations 　 Risk Management 　 $ 　 Finance & Accounting

OTHER CURRENT PUBLIC BOARDS: CarMax, Inc., W.R. Berkley Corporation and Conyers Park II Acquisition Corp.

Founder, Managing Partner of GenNx360 Capital Partners, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market, since 2006. Prior to launching GenNx360 Capital Partners, Mr. Blaylock founded and managed Blaylock & Company, an investment banking firm. He also held senior management positions at UBS, PaineWebber Group and Citicorp.

Director of CarMax, Inc., W.R. Berkley, Corporation, an insurance holding company, and Conyers Park II Acquisition Corp. (a special purpose acquisition company and an affiliate of Centerview Capital). Director of Syncreon U.S., a for-profit private company. Former Director of Urban One, Inc. Member of the Board of Trustees of Carnegie Hall. Member of the Board of Overseers of New York University Stern School of Business. Board Member of Mebane Foundation.

> **KEY SKILLS & EXPERIENCE:**
>
> **Business Leadership & Operations/Risk Management:**
> Mr. Blaylock's extensive experience in private equity and investment banking brings business leadership, financial expertise and risk management skills to the Board. In addition, Mr. Blaylock's service on the compensation committees of other public companies enables him to bring valuable insights to Pfizer's Board and Compensation Committee.
>
> **Finance & Accounting:**
> Mr. Blaylock's significant financial background, including as the founder and managing partner of GenNx360 Capital Partners and the founder of Blaylock & Company, brings substantial financial expertise and a unique perspective on issues of importance relating to finance to the Board.



Albert Bourla, DVM., Ph.D.

AGE: 58

Chairman and Chief Executive Officer

DIRECTOR SINCE: 2018

KEY SKILLS: Business Leadership & Operations   Human Capital Management   International Business   Healthcare & Pharma   Medicine & Science

OTHER CURRENT PUBLIC BOARDS: None

Chairman of the Board of Pfizer since January 2020; Chief Executive Officer of Pfizer since January 2019; Chief Operating Officer of Pfizer from January 2018 to December 2018; Group President, Pfizer Innovative Health from June 2016 until December 2017; Group President, Global Innovative Pharma Business of Pfizer from February 2016 until June 2016 (responsible for Vaccines, Oncology and Consumer Healthcare since 2014). President and General Manager of Established Products Business Unit of Pfizer from 2010 until 2013. Since joining Pfizer in 1993, Dr. Bourla has served in various leadership positions with increasing responsibility within Pfizer's former Animal Health and global commercial organizations.

Board member of Pharmaceutical Research and Manufacturers of America (PhRMA). Board member of The Pfizer Foundation, which promotes access to quality healthcare. Member of the Board of the Partnership for New York City and Catalyst.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Human Capital Management/International Business/Healthcare & Pharma:
Dr. Bourla has over 25 years of leadership experience and a demonstrated track record for delivering strong business results. Dr. Bourla has deep knowledge of the healthcare industry as he has held a number of senior global positions across a range of businesses in five different countries (including eight different cities) over the course of his career, which enables him to provide important insights and perspectives to our Board on the company's commercial, strategic, manufacturing and global product development functions. As Chairman and CEO, Dr. Bourla provides an essential link between management and the Board regarding management's business perspectives. In addition, his experiences on the board of PhRMA enable him to bring a broad perspective on issues facing our industry to the Board.

Medicine & Science:
Dr. Bourla brings expertise in medicine and science to the Board as he is a Doctor of Veterinary Medicine and holds a Ph.D. in the Biotechnology of Reproduction from the Veterinary School of Aristotle University.



W. Don Cornwell*

AGE: 72

DIRECTOR SINCE: 1997

BOARD COMMITTEES: Governance & Sustainability, Regulatory and Compliance (Chair) and Science and Technology

KEY SKILLS: Business Leadership & Operations   Human Capital Management   Risk Management   Finance & Accounting

OTHER CURRENT PUBLIC BOARDS: American International Group, Inc. and Natura & Co. Holding Inc.

Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation (Granite) from 1988 until his retirement in August 2009, and served as Vice Chairman of the Board until December 2009.

Director of American International Group, Inc. and Natura & Co. Holding Inc. Director of Blue Meridian Partners and Trustee of Big Brothers Big Sisters of New York City. Former Director of Avon Products, Inc. (until its acquisition by Natura & Co. Holding Inc.). Former Director of CVS Caremark for over 10 years, including two years as Chair of its Compensation Committee.

* In February 2020, Pfizer announced that Mr. Cornwell agreed to join the Board of Directors of Viatris upon the closing of the planned combination of Upjohn and Mylan, which is expected to occur in mid-2020. He will resign from Pfizer's Board of Directors upon joining the Viatris Board of Directors.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Human Capital Management/Risk Management:
Through Mr. Cornwell's 38-year career as an entrepreneur driving the growth of a consumer-focused media company, an executive in the investment banking industry and a director of several significant consumer product and healthcare companies, he has valuable business, leadership and management experience and brings important perspectives on the issues facing Pfizer. Mr. Cornwell founded and built Granite, a consumer-focused media company, through acquisitions and operating growth, enabling him to provide insight and guidance on strategic direction and growth.

Finance & Accounting:
Mr. Cornwell's strong financial background, including his work at Goldman Sachs prior to co-founding Granite, and his service and leadership on the audit, finance and investment committees of other companies, also provides financial expertise to the Board, including an understanding of financial statements, corporate finance, accounting and capital markets.



Joseph J. Echevarria

AGE: 63

DIRECTOR SINCE: 2015

BOARD COMMITTEES: Audit, Governance & Sustainability (Chair) and Science and Technology

KEY SKILLS: Business Leadership & Operations   International Business   Risk Management   Finance & Accounting   Government & Public Policy

OTHER CURRENT PUBLIC BOARDS: The Bank of New York Mellon Corporation, Unum Group and Xerox Corporation

Chief Executive Officer of Deloitte LLP (Deloitte), a global provider of professional services, from 2011 until his retirement in 2014. During his 36-year tenure with Deloitte, served in various leadership roles, including Deputy Managing Partner, Southeast Region, Audit Managing Partner and U.S. Managing Partner and Chief Operating Officer.

Chairman of the Board of The Bank of New York Mellon Corporation. Director of Unum Group, a provider of financial protection benefits, and Director of Xerox Corporation. Member of the President's Export Council and former member of the Presidential Commission on Election Administration. Former Chair of My Brother's Keeper Alliance. Special Advisor to the President of the University of Miami and Member of the Board of Trustees of the University of Miami.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business/Risk Management:
Mr. Echevarria's 36-year career at Deloitte brings financial expertise and international business, leadership and risk management skills to the Board.

Finance & Accounting:
Mr. Echevarria's financial acumen, including his significant previous audit experience, expertise in accounting issues and service on the audit committees of other public companies, is an asset to Pfizer's Board and Audit Committee.

Government and Public Policy:
Pfizer also benefits from Mr. Echevarria's breadth and diversity of experience, which includes his public service on the President's Export Council.



Scott Gottlieb, M.D.

AGE: 47

DIRECTOR SINCE: 2019

BOARD COMMITTEES: Regulatory and Compliance and Science and Technology

KEY SKILLS: Government & Public Policy   Medicine & Science   Healthcare & Pharma

OTHER CURRENT PUBLIC BOARDS: Illumina, Inc.

Special Partner, New Enterprise Associates, Inc.'s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute. Served as the 23rd Commissioner of the U.S. Food and Drug Administration (FDA) from 2017 to 2019. Prior to serving as Commissioner of the FDA, Dr. Gottlieb held several roles in the public and private sectors, including serving as a Venture Partner to New Enterprise Associates, Inc. from 2007 to 2017.

Director of Illumina, Inc. Director of Aetion, Inc. a private healthcare data technology company, and Tempus, a private technology company. Member of the National Academy of Medicine.

> **KEY SKILLS & EXPERIENCE:**
> **Government & Public Policy/Medicine & Science/Healthcare & Pharma:**
> Dr. Gottlieb's expertise in health care, public policy and the biopharmaceutical industry is an asset to Pfizer. Through his work as a physician and his time at the FDA, Dr. Gottlieb has demonstrated an understanding of patient needs, the public policy environment and the rapidly changing dynamics of biopharmaceutical research and development.



Helen H. Hobbs, M.D.

AGE: 67

DIRECTOR SINCE: 2011

BOARD COMMITTEES: Governance & Sustainability, Regulatory and Compliance and Science and Technology (Chair)

KEY SKILLS: Academia   Medicine & Science   Healthcare & Pharma

OTHER CURRENT PUBLIC BOARDS: None

Investigator, Howard Hughes Medical Institute since 2002, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center. Scientific Advisor of the Column Group. Member of the American Society for Clinical Investigation and the Association of American Physicians. Elected to the National Academy of Medicine in 2004, the American Academy of Arts and Sciences in 2006, and the National Academy of Sciences in 2007. Received both the Clinical Research Prize (2005) and Distinguished Scientist Award (2007) from the American Heart Association. In 2012, received the inaugural International Society of Atherosclerosis Prize. Received the Pearl Meister Greengard Award (2015) and the Breakthrough Prize in Life Sciences (2015); the Passano Award (2016); the Harrington Prize for Innovation in Medicine (2018); the Lefoulon-Delalande Grand Prize in Science (2018); the Gerald D. Aurbach Award for Outstanding Translational Research (2019); and the Anitschkow Prize (2019).

> **KEY SKILLS & EXPERIENCE:**
> **Academia/Medicine & Science/Healthcare & Pharma:**
> Dr. Hobbs' background reflects significant achievements in academia and medicine. She has served as a faculty member at the University of Texas Southwestern Medical Center for more than 30 years and is a leading geneticist in liver and heart disease, areas in which Pfizer has significant investments and experience. Pfizer benefits from her experience, expertise, achievements and recognition in both medicine and science.



Susan Hockfield, Ph.D.

AGE: 69

DIRECTOR SINCE: 2020

BOARD COMMITTEES: Regulatory and Compliance and Science and Technology

KEY SKILLS: Academia   Business Leadership & Operations   Government & Public Policy   Medicine & Science

OTHER CURRENT PUBLIC BOARDS: None

Professor of Neuroscience and President Emerita at the Massachusetts Institute of Technology (MIT). Served as MIT's sixteenth president from 2004 to 2012. Member, Koch Institute for Integrative Cancer Research at MIT. Prior to joining MIT, she was the William Edward Gilbert Professor of Neurobiology, Dean of the Graduate School of Arts and Sciences from 1998 to 2002 and Provost from 2003 to 2004 at Yale University.

Served as Science Envoy with the U.S. Department of State and as a member of a Congressional Commission evaluating the Department of Energy laboratories. Founding co-chair of the Advanced Manufacturing Partnership. Member of the American Academy of Arts and Sciences and the Society for Neuroscience.

Recipient of the Charles Judson Herrick Award from the American Association of Anatomists, the Wilbur Lucius Cross Award from Yale University, the Meliora Citation from the University of Rochester, the Golden Plate Award from the Academy of Achievement, the Amelia Earhart Award from the Women's Union, the Edison Achievement Award, the Pinnacle Award for Lifetime Achievement from the Greater Boston Chamber of Commerce and the Geoffrey Beene Builders of Science Award from Research!America.

She previously served as a Director of General Electric Company from 2006 until 2018 and a Director of Qualcomm from 2012 until 2016.

KEY SKILLS & EXPERIENCE:

Academia/Business Leadership & Operations/Medicine & Science:
Dr. Hockfield has strong leadership skills, having served as the first woman and first life scientist President of MIT from 2004 to 2012 and as Dean of the Graduate School of Arts and Sciences from 1998 to 2002 and Provost from 2003 to 2004 at Yale University. Her background also reflects significant achievements in academia and science as she has served as a professor of Neuroscience at MIT since 2004. Pfizer benefits from her experience, expertise, achievements and recognition in both medicine and science.

Government & Public Policy:
Pfizer also benefits from Dr. Hockfield's breadth and depth of experience in the public policy space, which includes her public service as Science Envoy with the U.S. Department of State, co-chair of the Advanced Manufacturing Partnership, as a member of a Congressional Commission evaluating the Department of Energy laboratories, and as President-elect, President, and Chair of the American Association for the Advancement of Science.



James M. Kilts*

AGE: 72

DIRECTOR SINCE: 2007

BOARD COMMITTEES: Compensation and Science and Technology

KEY SKILLS: Business Leadership & Operations International Business Healthcare & Pharma

OTHER CURRENT PUBLIC BOARDS: MetLife, Inc., The Simply Good Foods Company, Unifi, Inc. and Conyers Park II Acquisition Corp.

Founding Partner, Centerview Capital, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company (Procter & Gamble), from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company (Gillette), from 2001 to 2005 and President, Gillette, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation (Nabisco), from 1998 until its acquisition in 2000.

Director of MetLife, Inc., The Simply Good Foods Company and Unifi, Inc. Executive Chairman of the Board of Conyers Park II Acquisition Corp. (a special purpose acquisition company and an affiliate of Centerview Capital). Executive Chairman of the Board of Conyers Park Acquisition Corporation from 2016 until its merger with The Simply Good Foods Company in 2017. Non-Executive Director of the Board of Nielsen Holdings PLC from 2006 until 2017. Chairman of Big Heart Pet Brands until 2015. Life Trustee of Knox College and Trustee of the University of Chicago and Founder and Co-Chair, Steering Committee, of the Kilts Center for Marketing at the University of Chicago Booth School of Business.

* In December 2019, Pfizer announced that Mr. Kilts agreed to join the Board of Directors of Viatris upon the closing of the planned combination of Upjohn and Mylan, which is expected to occur in mid-2020. He will resign from Pfizer's Board of Directors upon joining the Viatris Board of Directors.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business:
Mr. Kilts' tenure as CEO of Gillette and Nabisco and as Vice Chairman of Procter & Gamble provides valuable business, leadership and management experience, including expertise in cost management, value creation and resource allocation. In addition, his knowledge of consumer businesses has given him insights into reaching consumers and the importance of innovation, both important aspects of Pfizer's business. Through his service on various compensation committees, including ours, Mr. Kilts has a strong understanding of executive compensation and related areas.

Healthcare & Pharma:
Through his service on the board of MetLife, Inc., an insurance company, Mr. Kilts offers a view of healthcare from another perspective.



Dan R. Littman, M.D., Ph.D.

AGE: 67

DIRECTOR SINCE: 2018

BOARD COMMITTEES: Governance & Sustainability, Regulatory and Compliance and Science and Technology

KEY SKILLS: 🧪 Medicine & Science   🩺 Healthcare & Pharma   🎓 Academia

OTHER CURRENT PUBLIC BOARDS: None

Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center since 1995 and an Investigator, Howard Hughes Medical Institute, since 1987. Professor of Microbiology and Immunology at the University of California, San Francisco from 1985 to 1995.

Member of the National Academy of the Sciences and the Institute of Medicine. Fellow of the American Academy of Arts and Sciences and the American Academy of Microbiology. Founding Scientific Advisory Board Member of Vedanta Biosciences. Member of Scientific Advisory Boards at ChemoCentryx, Inc., the Cancer Research Institute and the Ragon Institute of MGH, MIT and Harvard. Member of the Scientific Steering Committee of Parker Institute of Cancer Immunotherapy. Founder and a scientific advisor to Orca Pharmaceuticals. Awarded the New York City Mayor's Award for Excellence in Science and Technology (2004), the Ross Prize in Molecular Medicine (2013) and the Vilcek Prize in Biomedical Science (2016).

KEY SKILLS & EXPERIENCE:

Medicine & Science/Healthcare & Pharma/Academia:
Dr. Littman's background reflects significant achievements in medicine, healthcare and academia. He has served as a faculty member at the NYU Langone Medical Center for more than 20 years and is a renowned immunologist and molecular biologist. Pfizer benefits from his experience, expertise, achievements and recognition in both medicine and science. In addition, his experiences as a member of the National Academy of the Sciences and the Institute of Medicine enable him to bring a broad perspective of the scientific and medical community to the Board.



Shantanu Narayen

AGE: 56

Lead Independent Director

DIRECTOR SINCE: 2013

KEY SKILLS: 👥 Business Leadership & Operations   🌐 International Business   💲 Finance & Accounting
👨‍👩‍👧 Human Capital Management   ⏻ Technology   ⚖ Risk Management

OTHER CURRENT PUBLIC BOARDS: Adobe Inc.

Chairman, President and Chief Executive Officer of Adobe Inc. (Adobe), a producer of creative and digital marketing software. Prior to his appointment as CEO in 2007, held various leadership roles at Adobe, including President and Chief Operating Officer, Executive Vice President of Worldwide Products, and Senior Vice President of Worldwide Product Development.

Vice Chairman of US-India Strategic Partnership Forum. Named one of the world's best CEOs by Barron's magazine in 2016, 2017, 2018 and 2019.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business/Finance & Accounting/Human Capital Management:
Mr. Narayen's experience as Chairman, President and CEO of Adobe brings strong leadership and human capital management skills to the Board, and his past roles in worldwide product development provide valuable global operations experience. He also serves as a member and Vice Chairman of US-India Strategic Partnership Forum. Through his experiences as a director on another public board, he provides a broad perspective on issues facing public companies and governance matters.

Technology/Risk Management:
Pfizer benefits from Mr. Narayen's extensive knowledge in technology, product innovation and leadership in the digital marketing category through his experience in the technology industry. In addition, his deep knowledge and understanding of business risks through his leadership at a global technology company provide further insight and perspective to the Board.



Suzanne Nora Johnson

AGE: 62

DIRECTOR SINCE: 2007

BOARD COMMITTEES: Audit (Chair), Regulatory and Compliance and Science and Technology

KEY SKILLS: Business Leadership & Operations   Risk Management   International Business   Finance & Accounting   Healthcare & Pharma

OTHER CURRENT PUBLIC BOARDS: American International Group, Inc., Intuit Inc. and Visa Inc.

Retired Vice Chairman, Goldman Sachs Group, Inc. (Goldman Sachs), since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care.

Director of American International Group, Inc., Intuit Inc. and Visa Inc. Co-Chair, Board of Trustees of The Brookings Institution; Member of the Board of Trustees of the Carnegie Institution of Washington and Co-Chair of the Investment Committee of the Board of Trustees of the University of Southern California.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Risk Management/International Business:
Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs, provide valuable business experience and critical insights into the roles of the law and finance when evaluating strategic transactions.

Finance & Accounting:
Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting and capital markets.

Healthcare & Pharma:
Ms. Nora Johnson's extensive knowledge of healthcare through her role in healthcare investment banking and her involvement with not-for-profit organizations, such as in scientific research (The Carnegie Institution) and healthcare policy (The Brookings Institution) provide touchstones of public opinion and exposure to diverse, global points of view.



James Quincey

AGE: 55

DIRECTOR SINCE: 2020

BOARD COMMITTEES: Compensation and Science and Technology

KEY SKILLS: Business Leadership & Operations   International Business   Finance & Accounting   Technology

OTHER CURRENT PUBLIC BOARDS: The Coca-Cola Company

Chairman and Chief Executive Officer of The Coca-Cola Company, the world's largest nonalcoholic beverage company. He was appointed Chairman of the Board in 2019 and CEO in 2017. Prior to his appointment as CEO in 2017, he held various leadership roles at The Coca-Cola Company, including President and Chief Operating Officer from 2015 to 2017, President of the Europe Group, President of the Northwest Europe and Nordics business unit and President of the Mexico division.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business/Finance & Accounting:
Mr. Quincey's experience as Chairman and CEO of The Coca-Cola Company brings strong business and leadership skills, including extensive experience in leading business operations in international markets, such as Latin America and Europe, to the Board. He also brings a high level of financial experience acquired through his various leadership positions at The Coca-Cola Company, managing complex financial transactions, mergers and acquisitions, business strategy and international operations.

Technology:
Mr. Quincey also brings expertise in information technology to Pfizer's Board. In his leadership position at The Coca-Cola Company, he is responsible for the company's information technology function.



James C. Smith

AGE: 60

DIRECTOR SINCE: 2014

BOARD COMMITTEES: Audit, Compensation (Chair) and Science and Technology

KEY SKILLS: Business Leadership & Operations   Finance & Accounting   Human Capital Management
International Business

OTHER CURRENT PUBLIC BOARDS: Thomson Reuters Corporation

President, Chief Executive Officer and Director of Thomson Reuters Corporation, a provider of intelligent information for businesses and professionals since 2012*, and its Chief Operating Officer from September 2011 to December 2011, and Chief Executive Officer, Thomson Reuters Professional Division, from 2008 to 2011. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation (Thomson) in 2008, served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning's Academic and Reference Group.

Member of the International Business Council of the World Economic Forum, the International Advisory Boards of British American Business and the Atlantic Council.

* Mr. Smith will retire as President & Chief Executive Officer and as a Director of Thomson Reuters Corporation, effective March 15, 2020.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Finance & Accounting/Human Capital Management/International Business:
Through Mr. Smith's experience as President and CEO of Thomson Reuters he brings valuable leadership, finance, international business, and human capital management skills to our Board. Pfizer benefits from Mr. Smith's organizational expertise and leadership experience, honed in numerous senior management roles and on notable merger and acquisition activities, including the acquisition and subsequent integration of two of the information industry's preeminent firms, as well as his strong operational and international expertise. Mr. Smith's previous experience running global Human Resources for the Thomson Corporation informs his strong advocacy for culture and talent development.

Governance

Overview

Pfizer is committed to exercising strong corporate governance practices. Good governance promotes the long-term interests of our shareholders, strengthens Board and management accountability and improves our standing as a trusted member of the communities we serve. We maintain and enhance our long record of excellence in corporate governance by regularly refining our corporate governance policies and procedures to reflect evolving practices and issues raised by our shareholders and other stakeholders.

Our governance structure and processes are guided by key governance documents, including our Corporate Governance Principles and Committee Charters, which govern the operation of the Board of Directors and its Committees in the execution of their responsibilities. The Principles are reviewed at least annually by the Governance & Sustainability Committee and the full Board and are updated periodically in response to changing regulatory requirements, evolving practices, issues raised by our shareholders and other stakeholders, and otherwise as circumstances warrant. Our Corporate Governance Principles are included as "*Annex 1*" to this Proxy Statement.

Board Information

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to ensure both independent oversight of senior management and a highly engaged and high-functioning Board. Based on its experience, considerable engagement with shareholders, and an assessment of research on this issue, the Board understands that numerous viewpoints concerning a board's optimal leadership structure exist.

Given the dynamic and competitive environment in which we operate, the Board believes that the right leadership structure may vary as circumstances warrant. Under our By-laws and Corporate Governance Principles, the Board can and will change its leadership structure if it determines that doing so is appropriate and in the best interest of Pfizer and its shareholders at any given time. Consistent with this understanding, the independent Directors do not view any particular board leadership structure as preferred and consider the Board's leadership structure on at least an annual basis. This consideration includes the evaluation of alternative leadership structures in light of the company's current operating and governance environment, a review of peer company leadership structures, and investor feedback, with the goal of achieving the optimal model for Board leadership and effective oversight of senior leaders by the Board.

The Board recognizes that in circumstances where the positions of Chairman and CEO are combined or the Chairman is not independent, it is imperative that the Board elect a strong Lead Independent Director with a clearly defined role and set of responsibilities. Our Corporate Governance Principles align with the Board's goal of achieving the optimal model for Board leadership and investor preferences. See "*Our Lead Independent Director*" below.

2019 Annual Review of Leadership Structure

In September 2019, following the annual review by the Governance & Sustainability Committee and the other independent Directors, all of the independent Directors determined that the leadership structure that would best support the creation of long-term, sustainable value for our shareholders would be to combine the positions of Chairman and Chief Executive Officer, and for Mr. Narayen to continue to hold the role of Lead Independent Director. The independent Directors determined that having one leader in both the Chairman and CEO roles, with deep industry expertise and company knowledge, provides decisive and effective leadership. As a result, Dr. Bourla, the company's Chief Executive Officer, was unanimously elected as Chairman of the Board, effective January 1, 2020. Dr. Bourla's election was the result of a multi-year systematic and comprehensive succession planning process, led by the independent Directors. Dr. Bourla succeeded Mr. Read, who retired from the role of Executive Chairman and from Pfizer's Board of Directors on December 31, 2019.

OUR BOARD LEADERSHIP STRUCTURE IS FURTHER STRENGTHENED BY:

- the **strong, independent oversight function exercised by our Board** — which consists entirely of independent Directors other than Dr. Bourla (see *"Director Independence"* below);
- the **independent leadership provided by Pfizer's Lead Independent Director,** who has robust, well-defined responsibilities under a Board-approved charter;
- the **independence of all members of our key Board Committees** — Audit, Compensation, Governance & Sustainability, Regulatory and Compliance and Science and Technology;
- the company's **corporate governance principles, policies and practices;** and
- Board and committee **processes and procedures that provide substantial independent oversight of our CEO's performance,** including regular executive sessions of the independent Directors, an annual evaluation of our CEO's performance against predetermined goals, and a separate evaluation that, among other things, assesses the CEO's interactions with the Board in his role as Chairman.

EXECUTIVE SESSIONS

Executive sessions of the independent Directors generally take place at every regular Board meeting. Led by our Lead Independent Director, the independent Directors review and discuss, among other things, management succession planning, the criteria to evaluate the performance of the CEO and other senior management, the performance of the CEO against those criteria, the compensation of the CEO and other members of senior management and, in 2019, the performance of the Executive Chairman.

OUR LEAD INDEPENDENT DIRECTOR

At Pfizer, the Lead Independent Director has a clearly defined set of responsibilities and provides significant independent Board leadership. Mr. Shantanu Narayen has served as our Lead Independent Director since the 2018 Annual Meeting of Shareholders. Upon becoming Lead Independent Director, Mr. Narayen also became an ex-officio member of each of the Board's Committees.

During Mr. Narayen's nearly seven years of service on Pfizer's Board and two years as Pfizer's Lead Independent Director, he has consistently demonstrated strong leadership skills and risk oversight abilities in addition to deep expertise in technology and innovative product development. The independent Directors are confident in Mr. Narayen's ability to continue to serve as Lead Independent Director.

Lead Independent Director

The position of Lead Independent Director at Pfizer has a clear mandate, significant authority and well-defined responsibilities under a Board-approved Charter. These responsibilities and authority include the following:

- Lead Board meetings when the Chairman is not present
- Lead executive sessions of the independent Directors
- Serve as an ex-officio member of each Committee and regularly attend meetings of the various Committees
- Call meetings of the independent Directors
- Lead the independent Directors' evaluation of the Chairman and CEO's effectiveness, including assessing his ability to provide leadership and direction to the full Board
- Serve as liaison between the independent Directors and the Chairman and CEO
- Approve information sent to the Board, including the quality, quantity and timeliness of such information
- Contribute to the development of, and approve meeting agendas
- Facilitate the Board's approval of the number and frequency of Board meetings and approve meeting schedules to ensure sufficient time for discussion of all agenda items
- Authorize the retention of outside advisors and consultants who report directly to the Board
- Keep apprised of inquiries from shareholders and involved in correspondence responding to those inquiries, when appropriate
- If requested by shareholders or other stakeholders, ensure that he is available, when appropriate, for consultation and direct communication

The Charter of the Lead Independent Director can be found on our website at
https://investors.pfizer.com/corporate-governance/the-pfizer-board-policies/default.aspx.

The Board's Role in Risk Oversight

Management is responsible for assessing and managing risk, including through the Enterprise Risk Management (ERM) program, subject to oversight by the Board. The ERM program provides a framework for risk identification and management. Each risk is assigned to a member or members, as appropriate, of our Executive Leadership Team (ELT), the heads of our principal businesses and corporate functions. The Board believes that its leadership structure and the ERM program support the risk oversight function of the Board.

The Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees:

THE BOARD

The Board considers significant enterprise risk topics, including, among others, risks associated with our strategic plan, our capital structure, our research and development activities, drug pricing, access and reimbursement and sustainability-related practices, including human capital management. In addition, the Board receives regular reports from members of our ELT that include discussions of the risks involved in their respective areas of responsibility. The Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

The Board is kept informed of its Committees' risk oversight and other activities through reports by the Committee Chairs to the full Board. These reports are presented at every regular Board meeting.

AUDIT COMMITTEE

The Audit Committee has primary responsibility for overseeing Pfizer's ERM program. Pfizer's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program in coordination with the Legal Division and Compliance Division and helps ensure that ERM is integrated into our strategic and operating planning process. The Committee's meeting agendas throughout the year include discussions of individual risk areas, including areas posing potential reputational risk to Pfizer, as well as an annual summary of the ERM process. As part of the ERM discussions, the Committee reviews and receives information and briefings concerning risks to Pfizer associated with drug pricing, access and reimbursement.

The Committee also oversees the company's information security (including cybersecurity) and technology risk management programs, which are fully integrated into the overall ERM program. The Committee receives regular briefings concerning Pfizer's information security and technology risks and risk management practices, which are led by Pfizer's Chief Digital and Technology Officer.

REGULATORY AND COMPLIANCE COMMITTEE

The Regulatory and Compliance Committee is responsible for reviewing and overseeing Pfizer's compliance program, including but not limited to evaluating its effectiveness. The Committee reviews and receives information and briefings about current and emerging compliance and quality risks and regulatory, enforcement and other external environment factors that may affect our business operations, risk management, performance, or strategy. The Committee has primary responsibility for overseeing and reviewing significant risks associated with Pfizer's healthcare law compliance and quality programs and the status of compliance with applicable laws, regulations and internal procedures.

Periodically, the Regulatory and Compliance Committee and the Audit Committee hold joint sessions to discuss risks relevant to both Committees' areas of risk oversight, including an annual discussion of the ERM program.

OTHER BOARD COMMITTEES

The Board's other Committees oversee risks associated with their respective areas of responsibility.

For example:
- The Compensation Committee considers the risks associated with our compensation policies and practices for both executive compensation and compensation generally.
- The Governance & Sustainability Committee considers risks relating to: (i) the company's lobbying priorities and activities; (ii) company issues related to public policy, including political spending policies and practices; (iii) company issues related to corporate social responsibility and sustainability; and (iv) emerging issues potentially affecting the reputation of the pharmaceutical industry and the company.
- The Science and Technology Committee evaluates the soundness/risks associated with the technologies in which the company is investing.

Please refer to our Annual Report on Form 10-K for the year ended December 31, 2019, including the sections captioned "Risk Factors" and "Forward Looking Information and Factors that May Affect Future Results," for more information.

The Board's Oversight of Company Strategy

The Board and its Committees are involved in overseeing our corporate strategy, including major business and organizational initiatives, capital allocation priorities and potential business development opportunities. The Board engages in robust discussions regarding our corporate strategy at nearly every Board meeting and, at least annually, receives a formal update on the company's short- and long-term objectives, including the company's operating plan and long-term corporate strategic plan. The Board's Committees oversee elements of our strategy associated with their respective areas of responsibility.

The Board's Oversight of Company Culture

Management establishes and reinforces the company's culture, which the Board and its Committees oversee. The Board recognizes the value of Pfizer's colleagues and the need for the company to build and sustain a culture where colleagues of diverse backgrounds and abilities contribute their unique viewpoints and perspectives related to all aspects of the business. Following a pilot program in 2019, the company is implementing a new performance management program in 2020, focusing on performance and leadership. Performance goals will be set and assessed on a six-month cycle, designed to enhance colleague focus and accountability. Leadership capabilities will be based on the company's new "values" — courage, excellence, equity, and joy. In addition, we intend to conduct an annual survey to measure the engagement of all colleagues. The results of this survey will be reported to the Board annually and, once available, compared with results from prior years. The Board also meets with colleagues during annual site visits.

The Board's Committees oversee elements of our culture associated with their respective areas of responsibility. The Compensation Committee is kept informed of Pfizer's compensation practices, including pay equity, through regular updates. In addition, matters involving company culture, including steps taken to appropriately address matters such as inappropriate workplace behavior, harassment and retaliation, are routinely reported to the Audit Committee. The Regulatory and Compliance Committee, responsible for oversight of the company's Compliance Program, receives updates on the company's culture of integrity and the tone set by leaders throughout the organization.

The Board's Role in Succession Planning

MANAGEMENT SUCCESSION PLANNING

Succession planning for Pfizer's senior management positions, which ensures continuity of leadership over the long-term, is critical to the company's success. The Board is responsible for planning for CEO succession, as well as certain other senior management positions. The topic is discussed regularly in executive sessions. To assist the Board, the CEO annually provides the Board with an assessment of other senior managers and their potential to succeed him. The CEO also provides the Board with an assessment of persons considered potential successors to certain senior management positions. The Board also has the opportunity to meet with these individuals.

In addition, the Governance & Sustainability Committee will review periodically with the CEO the succession plans relating to positions held by elected corporate officers and will make recommendations to the Board with respect to the selection of individuals to hold these positions.

BOARD SUCCESSION PLANNING

The Governance & Sustainability Committee focuses on Board succession planning on a continuous basis. In performing this function, the Committee is responsible for recruiting and recommending nominees for election as Directors to the Board of Directors. The goal is to achieve a Board that provides effective oversight of the company with the appropriate diversity of perspectives, experience, expertise, skills and specialized knowledge.

Process for Selecting New Director Nominees

Throughout 2019 and early 2020, in connection with its commitment to maintain the Board's diverse composition, with diversity reflecting gender, age, race, ethnicity, background and perspectives, the Governance & Sustainability Committee identified and reviewed a comprehensive list of Director candidates and followed the rigorous process set forth below:



1. **NEEDS ASSESSMENT**

Define skills & diversity criteria based on:
- Gaps to fill from board turnover/succession planning
- Evolving company demands
- Results of Board evaluation
- Management Team priorities

2. **IDENTIFICATION OF QUALIFIED CANDIDATES**

Identify a list of candidates through:
- Board member nominations
- ELT nominations
- Search agencies and recruiters
- Shareholders and other sources

3. **DUE DILIGENCE SCREENING**

Review of qualifications:
- Skills matrix
- Integrity and independence requirements
- Past experience and perspectives
- Other positions the candidate holds
- Diversity

5. **DECISION, NOMINATION, AND ONBOARDING**

Select Director nominees best suited to serve the interests of the company and its shareholders. Following election, all new independent Directors undergo a comprehensive onboarding process, which includes:
- meetings with members of the ELT and other senior leaders; and
- an in-depth review of a broad set of materials that provide information on the company and Board-related matters.

4. **INTERVIEWS OF SHORTLISTED CANDIDATES**

Committee members, and, as appropriate, other Board members and management interview the shortlisted candidates.

Resulting from this process, the Committee recommended, and the Board elected:

- Dr. Scott Gottlieb as a Director and a member of the Regulatory and Compliance Committee and the Science and Technology Committee in June 2019;
- Mr. James Quincey as a Director and a member of the Compensation Committee and the Science and Technology Committee in February 2020; and
- Dr. Susan Hockfield as a Director and a member of the Regulatory and Compliance Committee and the Science and Technology Committee in March 2020.

Evaluation of Board Effectiveness

The Board is committed to continuous improvement and utilizes annual evaluations to evaluate performance and improve effectiveness.

2019 EVALUATION PROCESS



INITIATION OF PROCESS
FEBRUARY

The Governance & Sustainability Committee initiates and oversees the process, which consists of each Director's evaluation of the Board as a whole, and an evaluation of each Committee by its members.

EVALUATION OUTCOME
DECEMBER

The Governance & Sustainability Committee determined that the current process was effective and that no modifications to the existing process were warranted for 2020.

FOLLOW-UP
JUNE – DECEMBER

Any results requiring additional consideration are addressed at future Board and Committee meetings.

EVALUATION FORMAT
FEBRUARY

During the Board and Committees' evaluations, the Governance & Sustainability Committee reviews the effectiveness of the overall evaluation process and considers whether to:

• incorporate individual Director evaluations into the process; or

• conduct the evaluation through an external third-party provider.

The Committee also assesses other factors, including:

• Director independence and qualifications to serve on various Committees; and

• Committee Chair assignments and membership rotations.

PRESENTATION OF EVALUATION RESULTS
BOARD: APRIL; COMMITTEES: JUNE

• The results of the full Board evaluation are presented by the Chair of the Governance & Sustainability Committee, and discussed in executive session at a subsequent Board meeting.

• The results of each Committee evaluation are presented and discussed at subsequent Committee meetings for the relevant Committee.

Board and Committee Information

During 2019, the Board of Directors met nine times. Each of our incumbent Directors attended at least 75% of the total meetings of the Board and the Board Committees on which he or she served that were held during the time he or she was a Director in 2019. In accordance with our Corporate Governance Principles, all Directors then in office attended our 2019 Annual Meeting.

The table below provides the current membership of each of the standing Board Committees and the number of meetings held in 2019[1]:

Name	Audit	Compensation	Governance & Sustainability	Regulatory & Compliance	Science & Technology
Ronald E. Blaylock	●	●			●
Albert Bourla, DVM, Ph.D.					
W. Don Cornwell			●	CHAIR	●
Joseph J. Echevarria	●		CHAIR		●
Scott Gottlieb, M.D.				●	●
Helen H. Hobbs, M.D.			●	●	CHAIR
James M. Kilts		●			●
Dan R. Littman, M.D., Ph.D.			●	●	●
Shantanu Narayen[2]					
Suzanne Nora Johnson	CHAIR			●	●
James C. Smith	●	CHAIR			●
Meetings in 2019	11	6	5	5	3

(1) In February 2020, Mr. Quincey was elected to the Board and as a member of the Compensation Committee and the Science and Technology Committee. In March 2020, Dr. Hockfield was elected to the Board and as a member of the Regulatory and Compliance Committee and the Science and Technology Committee.

(2) As Lead Independent Director, Mr. Narayen serves as an ex-officio member of each Committee and regularly attends meetings of the various Committees.

COMMITTEE REFRESHMENT

The Board, upon recommendation from the Governance & Sustainability Committee, reviews and determines the composition of the Committees and Committee Chairs. Through periodic committee refreshment, we balance the benefits derived from continuity and depth of experience with the benefits gained from fresh perspectives and enhancing our Directors' understanding of different aspects of our business.

BOARD COMMITTEES

THE AUDIT COMMITTEE

Chair:
Suzanne Nora
Johnson



Additional Committee Members:
Ronald E. Blaylock
Joseph J. Echevarria
James C. Smith

Meetings Held in 2019: **11**

- **All Members Are Independent and Financially Literate**

- **All members qualify as "Audit Committee Financial Experts"**

- **Governed by a Board-Approved Charter**

The Audit Committee is primarily responsible for:

- reviewing and discussing, with the independent registered public accounting firm, Internal Audit and management, the adequacy and effectiveness of internal control over financial reporting;
- reviewing and consulting with management, Internal Audit and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied;
- reviewing reports from management relating to the status of compliance with laws, regulations and internal procedures and policies;
- reviewing and approving, based on discussion with the Chief Financial Officer, the appointment, replacement or dismissal of the Chief Internal Auditor and reviewing, with the Chief Financial Officer, the performance of the Chief Internal Auditor;
- reviewing and discussing the scope and results of the internal audit program; and
- reviewing and discussing with management the company's policies with respect to risk assessment and risk management, including with respect to information security and technology risks (including cybersecurity).

The Audit Committee also is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm.

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent registered public accounting firm. The Audit Committee also has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by Pfizer regarding its accounting, internal controls and auditing matters. Further details of the role of the Audit Committee, as well as the Audit Committee Report, may be found in *"Item 2 — Ratification of Selection of Independent Registered Public Accounting Firm"* on page 47.

The Audit Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

THE COMPENSATION COMMITTEE

Chair:
James C. Smith



Additional Committee Members:
Ronald E. Blaylock
James M. Kilts
James Quincey*

Meetings Held in 2019: **6**
- **All Members Are Independent**

- **Governed by a Board-Approved Charter**

The Compensation Committee reviews and approves the company's overall compensation philosophy and oversees the administration of Pfizer's executive compensation and benefit programs, policies and practices. Its responsibilities also include:

- establishing annual and long-term performance goals and objectives for the CEO and reviewing the goals approved by the CEO for our executive officers, including the NEOs identified in the 2019 Summary Compensation Table;
- evaluating the performance and setting compensation for the CEO;
- annually reviewing and approving Pfizer's peer companies and data sources for purposes of evaluating our compensation competitiveness and mix of compensation elements;
- reviewing and assessing annually, potential risks to the company from its compensation program and policies;
- reviewing and approving annually, all compensation decisions for the company's executive officers, including the NEOs; and
- overseeing the administration of the company's cash-based and equity-based compensation plans (including recommendations to the Board with respect to any new compensation plans) that are shareholder-approved and/or where participants include executive officers or other members of senior management (including reviewing and approving equity grants), including consideration of pay equity and non-discrimination by gender or against protected groups.

Each Committee member is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" as defined in Section 162(m) of the Internal Revenue Code.

The Compensation Committee has the authority to delegate any of its responsibilities to another committee, officer and/or subcommittee, as the Committee may deem appropriate in its sole discretion, subject to applicable law, rules, regulations and New York Stock Exchange (NYSE) listing standards.

The Compensation Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

Compensation Committee Interlocks and Insider Participation. During 2019 and as of the date of this Proxy Statement, none of the members of the Compensation Committee was or is an officer or employee of Pfizer, and no executive officer of the company served or serves on the compensation committee or board of any company that employed or employs any member of Pfizer's Compensation Committee or Board of Directors.

* In February 2020, Mr. James Quincey was elected to the Compensation Committee.

THE GOVERNANCE & SUSTAINABILITY COMMITTEE

Chair:
Joseph J. Echevarria



Additional Committee Members:
W. Don Cornwell
Helen H. Hobbs, M.D.
Dan R. Littman, M.D., Ph.D.

Meetings Held in 2019: **5**

• **All Members Are Independent**

• **Governed by a Board-Approved Charter**

The Governance & Sustainability Committee oversees the practices, policies and procedures of the Board and its committees. Responsibilities include:

• developing criteria for Board membership and Board succession planning;
• recommending and recruiting Director candidates so that the Board maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives;
• assessing Director and candidate independence;
• considering possible conflicts of interest of Board members and senior executives;
• reviewing related person transactions; and
• monitoring the functions of the various Committees of the Board.

The Committee advises on the structure of Board meetings, recommends matters for consideration by the Board and also reviews, advises on and recommends Director compensation, which is approved by the full Board.

The Committee is directly responsible for:

• overseeing the evaluations of the Board and its Committees;
• reviewing our Corporate Governance Principles and Director Qualification Standards;
• establishing and overseeing compliance with Director retirement policies; and
• assisting management by reviewing the functions and outside activities of senior executives.

The Committee is also directly responsible for maintaining an informed status on:

• the company's lobbying priorities and activities;
• company issues related to public policy, including political spending policies and practices; and
• company issues related to corporate social responsibility, sustainability and philanthropy.

The Governance & Sustainability Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

THE REGULATORY AND COMPLIANCE COMMITTEE

Chair:
W. Don Cornwell



Additional Committee Members:
Scott Gottlieb, M.D.
Helen H. Hobbs, M.D.
Susan Hockfield, Ph.D.*
Dan R. Littman, M.D., Ph.D.
Suzanne Nora Johnson

Meetings Held in 2019: **5**

• **All Members Are Independent**

• **Governed by a Board-Approved Charter**

The Regulatory and Compliance Committee's primary responsibilities include:

• assisting the Board with overseeing and reviewing Pfizer's significant healthcare-related regulatory and compliance issues, including its compliance programs and the status of compliance with applicable laws, regulations and internal procedures;
• overseeing Pfizer's compliance with the obligations of the May 2018 U.S. Corporate Integrity Agreement;
• consulting with management and evaluating information and reports on compliance-related activities and matters;
• overseeing the company's quality and compliance governance framework and risk management;
• overseeing the integration and implementation of the company's compliance programs in acquired entities; and
• receiving information about current and emerging risks and regulatory and enforcement trends in healthcare-related areas that may affect the company's business operations, performance or strategy.

The Committee makes recommendations to the Compensation Committee regarding the extent to which, if any, incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in any significant misconduct resulting in certain government or regulatory action, or other person with direct supervision over such employee, should be reduced, cancelled or recovered.

The Regulatory and Compliance Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

* In March 2020, Dr. Susan Hockfield was elected to the Regulatory and Compliance Committee.

THE SCIENCE AND TECHNOLOGY COMMITTEE

Chair:
Helen H.
Hobbs, M.D.



Additional Committee Members:
Ronald E. Blaylock
W. Don Cornwell
Joseph J. Echevarria
Scott Gottlieb, M.D.
Susan Hockfield, Ph.D.*
James M. Kilts
Dan R. Littman, M.D., Ph.D.
Suzanne Nora Johnson
James Quincey*
James C. Smith

Meetings Held in 2019: **3**

• **All Members Are Independent**

• **Governed by a Board-
  Approved Charter**

The Science and Technology Committee is responsible for periodically examining management's strategic direction of and investment in the company's biopharmaceutical R&D and technology initiatives.

Responsibilities include:

• monitoring progress of Pfizer's R&D pipeline;
• evaluating the quality, direction and competitiveness of the company's R&D programs; and
• reviewing Pfizer's approach to acquiring and maintaining key scientific technologies and capabilities.

The Committee also identifies emerging issues, assesses the performance of R&D leaders, and evaluates the sufficiency of review by external scientific experts.

The Science and Technology Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

* In February 2020 and March 2020, respectively, Mr. James Quincey and Dr. Susan Hockfield were elected to the Science and Technology Committee.

Governance & Sustainability Committee Report

The Governance & Sustainability Committee seeks to maintain and enhance Pfizer's record of excellence in corporate governance by regularly reviewing and refining, when appropriate, Pfizer's corporate governance policies and practices. The following are examples of how we worked to achieve these objectives in 2019 and early 2020.

Committee Name Change: In early 2020, we changed the name of the Committee to the "Governance & Sustainability Committee" to more prominently reflect our oversight responsibility for sustainability and corporate responsibility matters.

Board Leadership Structure: In connection with the multi-year systematic and comprehensive succession planning process, the Committee and the independent Directors conducted a thorough annual review of the Board's leadership structure. In connection with Mr. Read's retirement as Executive Chairman and as a Director of the company, the Directors unanimously elected Dr. Bourla, the company's CEO, to succeed Mr. Read as Chairman of the Board, effective January 1, 2020, and determined that Mr. Narayen should continue in his role as Lead Independent Director.

Board and Committee Matters; Director Evaluations: During 2019, we assessed Director qualifications for serving on various committees, assessed Director independence, conducted a comprehensive evaluation process for the Board and its Committees and recommended changes to the composition of certain committees. In addition, the Committee reviewed and, where appropriate, recommended changes to our governing documents. The Committee continued to review the functioning of the Board and Committees and discussed its annual Board and Committee evaluation process. We considered whether to modify the existing process, including the potential use of a third-party advisor to conduct the evaluation process. We determined that the current process was effective and that no modifications to the existing process were warranted for 2020.

Recruitment and Assessment of Potential New Directors: In 2019, we continued an ongoing Board succession planning process to identify and assess potential Director candidates, based upon a skills matrix and other criteria. We considered a diverse pool of potential Director candidates based on recommendations provided by our then Executive Chairman and our CEO, the independent Directors, management, external advisors and other resources. Resulting from this process, in June 2019, the Committee recommended and the Board elected Dr. Gottlieb as a Director and a member of the Regulatory and Compliance and Science and Technology Committees. The Committee considered the election of Dr. Gottlieb as a Director upon recommendation by our CEO, Dr. Bourla, and evaluation by a third-party search firm. Among other qualifications, Dr. Gottlieb brings significant depth of experience in medicine and science, healthcare and pharma and government and public policy to the Board. In addition, in February 2020 and March 2020, respectively, the Committee recommended, and the Board elected, Mr. James Quincey as a Director and a member of the Compensation Committee and the Science and Technology Committee and Dr. Susan Hockfield as a Director and a member of the Regulatory and Compliance Committee and the Science and Technology Committee. The Committee considered the election of Mr. Quincey as a Director upon recommendation by our Chairman and CEO and evaluation by a third-party search firm and Dr. Hockfield as a Director upon recommendation by one of our Board members and evaluation by a third-party search firm. Among other qualifications, Mr. Quincey brings significant depth of experience in business leadership & operations, international business, finance & accounting and technology to the Board and Dr. Hockfield brings significant depth of experience in academia, business leadership & operations, government & public policy and medicine & science to the Board.

Corporate Social Responsibility: At year-end, we received an update concerning the company's social investment strategy, progress on sustainability initiatives and external non-financial reporting trends. Further, we discussed Pfizer's environmental sustainability initiatives and position on climate change with management.

Public Policy/Corporate Political Spending/Lobbying Activities: Under our Charter, we also maintain an informed status on company issues related to public policy, including political spending policies and practices. We were informed of Pfizer's public policy and corporate political spending policies and practices through periodic discussions and reviews of the company's annual Political Action Committee and Corporate Political Contributions Report. The Committee also received a report from company Government Relations leaders regarding the company's federal and state lobbying priorities and activities, including an overview of the benefits derived from the company's association with certain trade and other organizations, in accordance with our Charter.

Legislative and Regulatory Developments: We continued to monitor and evaluate corporate governance and executive compensation developments, including U.S. Securities and Exchange Commission (SEC) rules and NYSE listing standards through reports provided by management.

Shareholder Engagement: We engaged in reviews of shareholder and stakeholder communications at each of our meetings and were informed of shareholder feedback received during Pfizer's year-round investor outreach. The Chair of the Governance & Sustainability Committee, Mr. Echevarria, participated in discussions with several investors at their request. The Committee was also kept apprised of all shareholder proposals received and discussions with the proponents.

The Governance & Sustainability Committee

Joseph J. Echevarria, Chair
W. Don Cornwell
Helen H. Hobbs, M.D.
Dan R. Littman, M.D., Ph.D.

Regulatory and Compliance Committee Report

The Committee assists the Board of Directors with the oversight of significant healthcare-related regulatory and compliance issues. Under the terms of its Charter, the Committee receives reports regarding Pfizer's compliance program, for which management has primary responsibility.

In 2019, we received reports and discussed with management, including the Chief Compliance, Quality and Risk Officer and the General Counsel, significant healthcare-related regulatory and compliance risks and related compliance program initiatives, functions and risk management.

Among the matters considered were:

- potential healthcare-related regulatory or compliance risks in connection with the development, manufacture and marketing of Pfizer products, and efforts to mitigate those risks;
- certain compliance-related government investigations and other legal proceedings involving Pfizer;
- certain internal investigations of potential healthcare-related compliance or regulatory matters;
- results of internal audits conducted in areas within the Committee's oversight;
- updates regarding Food and Drug Administration (FDA) Warning Letters and other significant regulatory communications;
- updates on the company's quality and compliance risk management;
- updates regarding compliance with the requirements of Pfizer's Corporate Integrity Agreement;
- the integration of acquired companies into Pfizer's compliance program;
- Pfizer's anti-retaliation policies and procedures and any retaliation claims received by Pfizer; and
- Pfizer's incentive compensation practices for sales and marketing personnel.

In our activities, we considered potential risks and steps Pfizer has taken to mitigate risk in areas within our oversight.

The Regulatory and Compliance Committee*

W. Don Cornwell, Chair
Scott Gottlieb, M.D.
Helen H. Hobbs, M.D.
Dan R. Littman, M.D., Ph.D.
Suzanne Nora Johnson

* On March 3, 2020, Dr. Susan Hockfield was elected to the Regulatory and Compliance Committee.

Shareholder Outreach


CONNECT
Investor engagement is fundamental to good governance.
COLLABORATE
A collaborative approach fosters a mutual understanding of governance priorities.
COMMUNICATE
Investor feedback keeps the Board informed of share-holder sentiment.

Connect

To maintain our strong corporate governance practices and ensure that we regularly receive shareholder feedback, we must engage with investors. Throughout the year, we seek opportunities to connect with our investors to gain and share valuable insights into current and emerging global governance trends and Pfizer's corporate governance policies and practices.

During 2019, we solicited feedback from investors representing approximately 50% of our outstanding shares, and we engaged with more than 25 global institutional investors representing over 30% of shares outstanding to discuss various corporate governance and related matters, including our business strategy, executive compensation, lobbying activities, sustainability initiatives, including human capital management, and other industry-specific issues. We also engaged with major proxy advisory firms. Those meetings were conducted in person, via teleconference or one-on-one at conferences throughout the year. Although shareholder outreach is primarily a function of management, members of the Board also participate when appropriate. In early 2020, Mr. Echevarria, Chair of the Governance & Sustainability Committee, met with several institutional investors to discuss, among other things, Board composition and succession planning, oversight of risk related to drug pricing and lobbying activities, as well as executive compensation. In addition to speaking with our institutional investors, we remain responsive to individual investors' and other stakeholders' inquiries.

Collaborate

We strive for a collaborative approach to shareholder outreach and value the variety of investors' perspectives received, which deepens our understanding of their interests and motivations and fosters a mutual understanding of governance priorities. Items on the meeting agendas covered a range of topics, including, but not limited to, those listed below.

Summary of Certain 2019 Shareholder Discussions

Business and Strategy Update: Investors inquired about Pfizer's strategy and innovative business model following the closing of the planned combination of Upjohn and Mylan, which is expected to occur in mid-2020. We discussed Pfizer's strategic direction, including our "bold moves" (see the inside front cover of this Proxy Statement), our "values" — courage, excellence, equity and joy, our innovative, pipeline-driven business model and views on business development opportunities and capital allocation priorities. Investors were generally pleased with Pfizer's strategic direction and renewed focus on innovation and corporate culture.

Action taken: *This feedback was shared with the Board. Information concerning Pfizer's business performance and strategy is available on the company's website at www.pfizer.com.*

Board-related: Board composition remains an area of significant interest. Investors inquired about the Board's plans and processes to ensure effective Board refreshment, including identifying desired skill sets and qualified diverse, especially female, director nominees. We provided details about the Board succession planning process, including the election of Dr. Gottlieb in June 2019, and our strong commitment to identifying qualified women and ethnically diverse candidates. We also received inquiries about the Board's annual evaluation process, including its consideration of third-party providers and use of individual Director evaluations in the process. Several investors inquired about Pfizer's policy regarding outside directorships and provided feedback on the maximum number of outside directorships they believe to be optimal. In general, investors were positive about the Board, including its mix of skill sets, tenure, diversity and process for identifying new Director candidates.

Action taken: *This feedback was shared with the Board. See disclosures regarding Board composition, Board Committee refreshment and Director skills throughout this Proxy Statement.*

New Leadership Structure: The election of Dr. Bourla as Chairman, effective January 1, 2020, was a topic of interest for investors. Investors sought details with respect to the Board's rationale for, and provided a variety of viewpoints regarding, recombining the roles of CEO and Chairman. Throughout these discussions, we addressed the thorough review by the Governance & Sustainability Committee and the independent Directors and the strong corporate governance structures in place to support this optimal leadership structure.

Action taken: These discussions were shared with the Board. See disclosures concerning the Board's leadership structure in the "Board Leadership Structure" section earlier in this Proxy Statement.

Human Capital: Investors were interested in learning about Pfizer's corporate culture under Dr. Bourla's leadership. We explained the importance of Pfizer's colleagues to our business as evidenced by our first "bold move" to "Unleash the Power of our People" (see the inside front cover of this Proxy Statement). This initiative illustrates the company's continued focus on culture, diversity and inclusion, and commitment to pay parity. During 2019, we shared the positive results from our global gender pay equity and the U.S. minorities' pay equity studies. In addition, we discussed our new focus on creating opportunity parity throughout the organization and mechanisms to measure employee satisfaction. Investors were pleased with this information and our plans to expand our human capital disclosures in the 2019 Annual Review.

Action taken: This feedback was shared with the Governance & Sustainability Committee and full Board. For additional information concerning the results of our pay equity studies and opportunity parity, see the "Corporate Responsibility and Sustainability" section later in this Proxy Statement and please view Pfizer's 2019 Annual Review at www.pfizer.com/annual. Please note that our 2019 Annual Review is not a part of our proxy solicitation materials. We also provide disclosure regarding Board and Committee oversight of company culture in "The Board's Oversight of Company Culture" section earlier in this Proxy Statement.

Risk Oversight: With respect to risk oversight, certain investors inquired about our overall ERM program. Several investors sought clarity about the specific roles of the Board and the Audit Committee and the Regulatory and Compliance Committee, as well as management, in the risk oversight process. Investors were interested in discussing Board and Committee oversight of risks related to drug pricing, lobbying activities, human capital management and executive compensation. Questions were also asked about regular and emerging risk factors that the company considers most significant.

Action taken: This feedback was shared with the Board. See disclosures regarding risk oversight throughout this Proxy Statement.

Executive Compensation: During 2019, we engaged with investors to solicit comments and answer questions on our executive compensation program, our disclosures regarding the Compensation Committee's decision-making processes and recent trends/events related to executive compensation. Overall, investors continued to show support for our program and generally commented that they viewed it as aligned with performance and shareholder interests. Investors were interested to know if the Compensation Committee had considered additional operational performance metrics that measure our executives' achievement of goals related to our pipeline. They were also interested in understanding how environmental, social and governance (ESG) factors may be considered when determining executive pay.

Action taken: The Compensation Committee reviewed various operational metrics and considered whether it would be appropriate to integrate them into our short-term and long-term incentive programs. Effective with the 2020 performance year, the Committee approved adding a research and development pipeline achievement factor to the existing short-term incentive financial metrics. The Committee is aware of the importance of ESG factors, and continues to evaluate the possibility of including ESG metrics into Pfizer's executive pay programs. These factors are already incorporated, when appropriate, into Pfizer colleagues' performance goals. Additionally, the Committee continues to take a rigorous, holistic approach to ensure goals set in our incentive programs drive strong performance without encouraging excessive risk taking. We have included additional disclosures in this Proxy Statement to explain how the Committee sets short-term incentive targets and year-over-year target variances. See the "Compensation Discussion and Analysis" section later in this Proxy Statement.

Lobbying Activities: During 2019, we also elicited investor feedback on the company's practices and existing disclosures regarding our lobbying activities. Most investors were satisfied with our current disclosures and practices, including Board and Committee oversight, however, several investors indicated that additional disclosures may be useful.

Action taken: In early 2020, Pfizer enhanced its lobbying activities disclosures on its website. See https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships.

Communicate

At least quarterly, we share investor and other stakeholder feedback directly with the Governance & Sustainability Committee. We view communication between our shareholders and the Board as a dialogue and, when appropriate, members of our Board engage directly with our shareholders.

We communicate with our shareholders through various platforms, including via our website, in print and in person at shareholder meetings or investor presentations. In 2019, in addition to meeting with institutional investors, we responded to more than 880 inquiries from individual shareholders sent to the Board of Directors or Corporate Secretary.

HOW TO COMMUNICATE WITH OUR DIRECTORS

Shareholders and other interested parties may communicate with any of our Directors, including the Lead Independent Director and the Audit Committee Chair, as follows:

By mail: Write to the Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017; or

By e-mail: Go to Pfizer's website at https://investors.pfizer.com/corporate-governance/contact-our-directors/default.aspx.

Shareholder communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. The Board has requested that certain items that are unrelated to the duties and responsibilities of the Board be redirected or excluded, as appropriate.

Corporate Responsibility and Sustainability

Our Purpose

We began 2019 by launching our Purpose Blueprint – the roadmap that will guide our company for the foreseeable future and help us deliver on our purpose: *Breakthroughs that change patients' lives.* Our purpose fuels everything we do and reflects our passion for building on our legacy as one of the greatest contributors of good to the world.

Each word in our purpose has meaning and reflects the value we strive to bring to patients and society.

- **"Breakthroughs"** – These are the innovations, scientific and commercial, that we seek to deliver every day. All colleagues, regardless of role, level or location, strive for breakthroughs every day.
- **"Change"** – We want to do more than simply improve patients' medical conditions; we want to dramatically change their lives for the better.
- **"Patients' lives"** – We consider not only patients, but everyone they touch, including their friends, families and caregivers, and everything they love to do. It is an intentionally holistic view.

Our purpose ensures that patients remain at the center of all we do. We live our purpose by sourcing the best science in the world; partnering with others in the health care system to improve access to our medicines; using digital technologies to enhance our drug discovery and development, as well as patient outcomes; and leading the conversation to advocate for pro-innovation/pro-patient policies.

Every decision we make and every action we take is done with the patient in mind and to nurture an environment where breakthroughs can thrive.

Corporate Responsibility and Sustainability

Corporate responsibility and sustainability are integral to Pfizer's business strategy and our commitment to be a responsible corporate citizen. We have always focused on delivering strong financial results, and we remain committed to doing so in a way that respects the communities and environments in which we operate.

We are actively engaged in a dialogue with investors around their interest in corporate responsibility and sustainability, including discussions concerning ESG performance and the impact on financial results. Today, we strive to continue to support an environment where these principles permeate Pfizer at every level — including on our Board of Directors, which maintains oversight for these issues through the Governance & Sustainability Committee. The Committee monitors our corporate social responsibility, sustainability and philanthropic efforts through regular updates from management. At the management level, we established in 2018 a cross-functional Sustainability Reporting Steering Committee comprised of leaders representing different divisions within the organization to advise on key ESG issues and guide the integration and implementation of Pfizer's non-financial reporting processes.

In the 2019 Annual Review, which is not a part of our proxy solicitation materials, we reported on our progress on the following three priorities related to our corporate responsibility and sustainability initiatives:

1 Access to Medicines

As a global biopharmaceutical company, we are committed to discovering, developing and bringing to market medicines and vaccines that change patients' lives while helping to ensure that individuals have and maintain uninterrupted access to our products. We believe all individuals deserve access to quality healthcare, and we have an important role to play in positively impacting global health by making our therapies more accessible. We combine creative commercial strategies with philanthropic approaches and strive to create a sustainable and meaningful impact on global health. Pfizer is also focused on addressing most of the top 21 global burdens of disease, as identified by the World Health Organization, through our products and pipeline.

2 Environment, Health and Safety

Our focus and passion for environmental sustainability mean that, for the third year running, we remain on target to meet our 2020 reduction goals for greenhouse gas (GHG) emissions, waste and water. Since 2012, when these goals were set, we have continued on our Green Journey and globally implemented more than 1,000 sustainability projects, nearly 100 of which were completed in 2019, delivering positive environmental performance and more than $5 million in savings annually. As we continue to implement emission and resource reduction projects, we expect that fluctuations in our business may challenge our ability to meet our performance targets.

We appreciate the expectations of stakeholders, including the investor community, regarding our environmental impacts, transparency and ability to manage business risks associated with a changing climate. In 2019, we began incorporating the Task Force on Climate-Related Financial Disclosures (TCFD) framework into our business risk management system, and this year, we are expanding our voluntary reporting to include information aligned with TCFD recommendations.

We continue to encourage key suppliers to implement GHG, water and waste reduction goals. In 2020, we will look for opportunities to accelerate progress toward our Supply Chain Environmental Sustainability goals. We have also begun to develop our next generation of goals aligning with our strategic objectives. As a science-based company, we are committed to setting these goals based on good science. In parallel, we continue to work with the Pharmaceutical Supply Chain Initiative to explore opportunities for member companies to drive sustainability improvements in the pharmaceutical supply chain collectively.

3 | Culture and Human Capital

We strive to foster a culture that allows our colleagues to discover career success and, at the same time, drive positive business results. We strive to attract the best and brightest talent, and ensure each colleague can do their best work in an environment and culture where diversity and inclusion (D&I) are championed. We find inspiration for the work we do within the diverse communities of patients we serve.

In 2019, we performed our first comprehensive pay equity study and publicly reported our top line results. The study confirmed equitable pay practices after accounting for employee role, education, experience, performance and location. More specifically, the top line results indicate that on an adjusted basis, Pfizer compensates female colleagues greater than 99% of what male colleagues are paid in both base pay and total compensation across the globe. Additionally, in the U.S., minority colleagues earn the same as non-minority colleagues. In addition, we are also committed to creating greater opportunities for women and minorities to advance to senior roles at Pfizer and to building a pipeline of qualified diverse talent throughout the organization – we refer to this as opportunity parity. Our goals for opportunity parity include representation goals of 47% for women (globally) and 25% for ethnic minorities (U.S.) for Vice President roles and above.

The results of our study also indicated that representation of women at the Vice President level and above is currently 33% globally and representation of minorities in the U.S. at the Vice President level and above is 19%. Please view Pfizer's 2019 Annual Review at www.pfizer.com/annual for further information. Please note that our 2019 Annual Review is not a part of our proxy solicitation materials.

For information regarding Board and Committee oversight of company culture, see *"The Board's Oversight of Company Culture"* section earlier in this Proxy Statement.

Reporting on Our Progress

We understand that our investors and other stakeholders may be interested in evaluating Pfizer's performance on a broader level to include social, environmental, and governance perspectives. We provide information on Pfizer's activities in the following areas:

• Access to Medicines	• Culture and Human Capital
• Colleague Safety	• United Nations Sustainable Development Goals
• Environmental Sustainability Goals	• Manufacturing and Supply Chain
• Supply Chain Environmental Sustainability Goal	• Governance and Ethics

Additionally, we continue to evaluate our overall approach to non-financial reporting, including reference to several existing, globally recognized external frameworks. These include the Sustainability Accounting Standards Board (SASB), the TCFD, Global Reporting Initiative (GRI), and the International Integrated Reporting Council (IIRC). As a signatory to the UN Global Compact, a document that asks companies to embrace universal principles and to partner with the UN, we submit an annual communication to the UN on our progress made toward achieving the UN Sustainable Development Goals.

Please view Pfizer's 2019 Annual Review at www.pfizer.com/annual for further information about the company's corporate responsibility and sustainability efforts. Please note that our 2019 Annual Review is not a part of our proxy solicitation materials.

Public Policy Engagement and Political Participation

BOARD OVERSIGHT

The Governance & Sustainability Committee is responsible for maintaining an informed status on public policy and corporate political spending practices through periodic discussions and reviews of the company's annual Political Action Committee (PAC) and Corporate Political Contributions report. Management also informs the Committee of the company's lobbying priorities and activities through semi-annual reports, including a year-end report on lobbying priorities for the coming year.

ENGAGING IN PUBLIC POLICY

We operate in a highly regulated and competitive industry. Fundamental to our business, our patients and our shareholders is engagement on public policy issues that may affect our ability to meet patients' needs and enhance shareholder value. These issues include advancing biomedical research and healthcare innovation; advocating for protecting intellectual property rights; and improving patient access to care. We regularly work with policy makers to help create and maintain an innovative environment where we can cultivate new medicines, bring them to market and ensure that patient health and safety remain a priority.

Pfizer is also a member of several industry and trade groups, including the Pharmaceutical Research and Manufacturers of America, the National Association of Manufacturers, the Biotechnology Innovation Organization, the U.S. Chamber of Commerce and the Business Roundtable. These organizations, along with the others to which we belong, represent both the

> Our support of these organizations is evaluated annually by the company's Government Affairs leaders based on these organizations' expertise in healthcare policy and advocacy and support of key issues of importance to Pfizer.

pharmaceutical industry and the business community at large in an effort to bring about consensus on broad policy issues that can impact our business. Our support of these organizations is evaluated annually by the company's Government Affairs leaders based on these organizations' expertise in healthcare policy and advocacy and support of key issues of importance to Pfizer. In addition to their positions on healthcare policy issues, we realize these organizations may engage in a broad range of other issues that extend beyond the scope of issues of primary importance to Pfizer. Pfizer's participation as a member of these groups comes with the understanding that we may not always agree with the positions of the organization and/or its members. If concerns arise about a particular issue, we are able to convey our concerns, as appropriate, through our colleagues who serve on the boards and committees of these groups. We believe value exists in making sure our positions on issues important to Pfizer and our industry are communicated and understood within those organizations.

> To view Pfizer's policy positions on key topics, please view https://www.pfizer.com/purpose/health-policy/policy-positions.

CORPORATE POLITICAL CONTRIBUTIONS

Pfizer complies fully with all federal, state and local laws and reporting requirements governing corporate political contributions. We also request that trade associations receiving total payments of $100,000 or more from Pfizer annually report the portion of Pfizer dues or payments used for expenditures or contributions that, if made directly by Pfizer, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. All corporate political contributions are published annually in the PAC and Corporate Political Contributions report in compliance with Pfizer corporate policy. WithumSmith & Brown, PC, a certified public accounting and advisory firm, audits the report every two years, at the end of each federal election cycle.

We regularly discuss our political contributions reporting practices with investors and other stakeholders to ensure that our disclosures continue to meet their needs. Shareholder engagement has influenced our level of disclosure and helped us create or modify corporate policies related to political expenditures.

INDEPENDENT EXPENDITURES

- We have adopted a strict policy precluding Pfizer from making direct independent expenditures in connection with any federal or state election.

Our company does not make direct independent expenditures. An independent expenditure is the use of corporate treasury funds to pay for a television, print or social media communication that expressly advocates the election or defeat of a clearly identified candidate.

POLICIES AND PROCEDURES FOR APPROVAL AND OVERSIGHT OF CORPORATE AND PAC POLITICAL EXPENDITURES

- The PAC Steering Committee evaluates candidates to whom we contribute on the basis of their views on issues that impact not only Pfizer, but our patients as well. The Committee also takes note of whether Pfizer facilities or colleagues reside in a candidate's district or state.

- All PAC and corporate contribution requests are shared with the Pfizer Political Contributions Policy Committee (PCPC), which is co-chaired by the Chief Corporate Affairs Officer and the Chief Compliance Officer and composed of senior leaders from different divisions in the organization.

The PAC is a non-partisan employee-run organization that provides opportunities for employees to participate in the American political process. All corporate and PAC political spending decisions undergo a rigorous review process conducted by the PAC Steering Committee. The PAC Steering Committee is composed of colleagues from various divisions throughout the company to ensure that each contribution we make advances our business objectives and is not based on the political preferences or views of any individual colleague within Pfizer.

Federal and State Lobbying Activity

The company's U.S. Government Relations leaders are responsible for the company's lobbying activities, and the Governance & Sustainability Committee maintains an informed status on the company's lobbying priorities and activities through periodic reports from management. All colleague communications with government and regulatory officials are governed by Pfizer's internal policies and procedures, which include guidelines available on our website at https://www.pfizer.com/purpose/transparency/code-of-conduct.

REPORTING AND COMPLIANCE FEATURES:

FEDERAL LOBBYING Compliant with Honest Leadership and Open Government Act of 2007	• We file quarterly reports on our federal lobbying activity in compliance with the Honest Leadership and Open Government Act of 2007. In addition to Pfizer's federal lobbying activity, the amount we report also includes the amount spent on federal lobbying activity by trade associations of which Pfizer is a member. • These reports may be viewed at https://soprweb.senate.gov/index.cfm?event=selectfields.
STATE LOBBYING Compliant with state registration and reporting requirements	• In all states where we operate, we are fully compliant with state registration and reporting requirements. • Links to states' reporting entities, where state lobbying reports are filed, may be accessed via the company's website at: https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships.

Pfizer Policies on Business Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are required to abide by Pfizer's policies on business conduct to help ensure that our business is conducted in a consistently legal and ethical manner. Pfizer's policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among colleagues to foster ethical business conduct, and a high level of integrity. Our policies and procedures cover all major areas of professional conduct, including employment practices, conflicts of interest, intellectual property and the protection of confidential information, and require strict adherence to laws and regulations applicable to the conduct of our business. Code of Conduct training is assigned to all new colleagues upon hire and to existing colleagues regularly. The Code of Conduct training includes a certification to confirm that colleagues are familiar with and agree to abide by the Code of Conduct and that they have reported, pursuant to the provisions of the Code of Conduct, any suspected or potential violations of law or Pfizer policy.

Employees are required to report any conduct that they believe to be an actual or apparent violation of Pfizer's policies on business conduct. Retaliation against any employee who seeks advice, raises a concern, reports misconduct, or provides information in an investigation is strictly prohibited. Our Audit Committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls, or auditing matters and to allow for confidential and anonymous submissions by employees with concerns regarding questionable accounting or auditing matters.

The full text of our Code of Conduct, including information regarding how to report allegations of misconduct, is posted on our website at https://www.pfizer.com/purpose/transparency/code-of-conduct. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards affecting our Chief Executive Officer, Chief Financial Officer, Controller and executive officers on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Code of Conduct for Directors

Our Directors are required to comply with a Code of Business Conduct and Ethics for Members of the Board of Directors (the Director Code). The Director Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Director Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with applicable laws and regulations, and oversight of ethics and compliance by employees of the company.

The full text of the Code of Business Conduct and Ethics for Members of the Board of Directors is posted on our website at https://investors.pfizer.com/corporate-governance/the-pfizer-board-policies/default.aspx.

Other Governance Practices and Policies

Director Independence

Our Board of Directors has adopted Director Qualification Standards (Standards) to evaluate and determine Director independence. Our Standards meet, and in some respects exceed, the independence requirements of the NYSE.

Director Qualification Standards. To qualify as independent under our Standards, a non-employee Director must have no material relationship with Pfizer other than as a Director. The Standards include strict guidelines for Directors and their immediate families regarding employment or affiliation with Pfizer or its independent registered public accounting firm; prohibitions against Audit Committee members having any direct or indirect financial relationship with Pfizer; considerations for evaluation of Compensation Committee member independence; and restrictions on both commercial and not-for-profit relationships between non-employee Directors and Pfizer. Directors may not receive personal loans or extensions of credit from Pfizer, must deal at arm's length with Pfizer and its subsidiaries, and must disclose any circumstance that might be perceived as a conflict of interest. Our Director Qualification Standards can be found on our website at https://investors.pfizer.com/corporate-governance/the-pfizer-board-policies/default.aspx.

Under our Standards, certain relationships and transactions are not considered to be material transactions that would impair a Director's independence, including the following:

- the Director is an employee, or an immediate family member of the Director is an executive officer, of another company that does business with Pfizer, and our annual sales to or purchases from the other company in each of the last three fiscal years amounted to less than 1% of the annual revenues of the other company; and
- the Director, or an immediate family member of the Director, is an executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company.

In 2019, no indebtedness existed between Pfizer and any entity of which a Director or an immediate family member of a Director was an executive officer.

Drs. Hobbs, Hockfield and Littman, and former Director Dr. Dennis A. Ausiello, are employed at medical or academic institutions with which Pfizer engages in ordinary-course business transactions. Mr. Narayen is the chief executive officer of Adobe Inc., Mr. Smith is the chief executive officer of Thomson Reuters Corporation and Mr. Quincey is the chief executive officer of The Coca-Cola Company, companies with which Pfizer engages in ordinary-course business transactions. We reviewed our transactions with each of these entities and found that these transactions were made in the ordinary course of business and were below the levels set forth in our Standards (1% of the annual revenues of these entities in each of the last three years).

Under our Standards, contributions to not-for-profit entities in which a Director of the company, or a Director's spouse, serves as an executive officer, amounting to less than 2% of that organization's latest publicly available total revenues (or $1 million, whichever is greater), will not serve as a bar to the Director's independence. None of our Directors, or their spouses, is an executive officer of a not-for-profit organization to which Pfizer contributed in 2019. Nonetheless, a summary of charitable contributions to not-for-profit organizations with which our Directors or their spouses are affiliated was made available to the Governance & Sustainability Committee. None of the contributions approached the levels set forth in our Standards.

Independence Assessment. Together with Pfizer's legal counsel, the Governance & Sustainability Committee has reviewed the applicable legal and NYSE standards for Board and Committee member independence, as well as our Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director-affiliated entities are also made available to the Committee. On the basis of this review, the Committee has delivered a report to the full Board of Directors, and the Board has made its independence determinations based upon the Committee's report and the supporting information.

The Board has determined that all of our current Directors (other than Dr. Albert Bourla) are independent of the company and its management and meet Pfizer's criteria for independence. The independent Directors are Drs. Scott Gottlieb, Helen H. Hobbs, Susan Hockfield and Dan R. Littman; Ms. Suzanne Nora Johnson; and Messrs. Ronald E. Blaylock, W. Don Cornwell, Joseph J. Echevarria, James M. Kilts, Shantanu Narayen, James Quincey and James C. Smith. The Board has determined that Dr. Albert Bourla is not independent because of his employment as Pfizer's CEO. In addition, the Board previously determined that former Director Dr. Dennis A. Ausiello was independent and that former Director Mr. Ian C. Read was not independent because of his employment as Pfizer's Executive Chairman.

In making these determinations, the Board considered that, in the ordinary course of business, relationships and transactions may occur between Pfizer and its subsidiaries on the one hand and entities with which some of our Directors are or have been affiliated on the other.

Derivatives Trading/Hedging Policy

We have a policy that prohibits employees, including the NEOs, and Directors from purchasing or selling options on Pfizer common stock or engaging in short sales of Pfizer common stock. In addition, the policy prohibits trading in puts, calls, straddles, equity swaps or other derivative securities that are directly linked to Pfizer common stock (sometimes referred to as "hedging").

Governance Materials Available on Our Website

Our Corporate Governance Principles and the following Board policies and other corporate governance materials are published on our website:

• Meet the Pfizer Board of Directors
• By-laws
• Restated Certificate of Incorporation
• Board Committees and Charters
• Charter of the Lead Independent Director
• Director Qualification Standards
• Code of Business Conduct and Ethics for Members of the Board of Directors
• Board Policy on Pension Benefits for Executives
• Related Person Transaction Approval Policy
• Policy — Criteria for the Selection of a Compensation Committee Consultant
• Policy on Prohibition of Pledging of Pfizer Stock
• Corporate Governance FAQs
• Contact Our Directors
• Pfizer Policies on Business Conduct

Please view these materials at: https://www.pfizer.com/people/leadership/board-of-directors, https://investors.pfizer.com/corporate-governance/default.aspx and https://www.pfizer.com/purpose/transparency/code-of-conduct.

We will provide copies of any of these items without charge upon written request to our Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017. The information on our website is not a part of this Proxy Statement.

Non-Employee Director Compensation

Our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units, for their Board service.

NON-EMPLOYEE DIRECTOR COMPENSATION

In 2019, we provided the following compensation to our non-employee Directors:

Position	Cash Retainers	Pfizer Stock Units
Board Member	$142,500	$192,500
Chair of Each Board Committee	$30,000	—
Lead Independent Director	$50,000	—

Our Governance & Sustainability Committee is responsible for reviewing and advising on the compensation of our non-employee Directors. To assist with this duty, they have engaged an independent compensation consultant, FW Cook & Co., and specifically George Paulin, its Chairman, to perform periodic reviews of our non-employee Director compensation program, which includes an analysis of market trends and best practices and a comparison versus our Pharmaceutical Peer group and General Industry Comparator companies. The compensation program for our non-employee directors was last revised in April 2018 upon recommendation of the Governance & Sustainability Committee in consultation with FW Cook & Co.

In addition to the compensation set forth in the above chart, any new Director first elected to the Board after April 2018 will receive a pro-rata grant of Pfizer stock units having a value equal to the ratio of service as a Director during the 12-month period beginning as of the most recent Annual Meeting multiplied by $192,500, as of the date of grant. Accordingly, Dr. Gottlieb received Pfizer stock units upon his election to the Board in June 2019 with a value of $159,183 as of the date of grant; Mr. Quincey received Pfizer stock units upon his election to the Board in February 2020 with a value of $29,615 as of the date of grant; and Dr. Hockfield received Pfizer stock units upon her election to the Board in March 2020 with a value of $26,971 as of the date of grant. In 2020, each non-employee Director will receive Pfizer stock units with a value of $192,500, as of the date of grant, upon election at the 2020 Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the meeting.

Under the Pfizer Inc. 2019 Stock Plan, the aggregate value of Pfizer stock units granted, plus cash retainer paid to a non-employee Director during a 12-month period, may not exceed $800,000.

Dr. Bourla does not receive any compensation for his service as a Director. Since Mr. Read remained an employee of the company in 2019, he did not receive the non-employee Director Compensation described above. For additional information regarding Dr. Bourla and Mr. Read's compensation, see the *"Compensation Discussion and Analysis"* section later in this Proxy Statement.

DIRECTOR STOCK OWNERSHIP

Non-employee Directors are required to own shares of Pfizer common stock having a value of at least five times their annual cash retainer, currently $712,500 worth of Pfizer stock. For purposes of satisfying this requirement, a Director's holdings include, in addition to shares held outright, units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan. A Director has five years from (a) the date of his or her first election as a Director, or (b) if later, the date of an increase in the amount of Pfizer stock required to be held, to satisfy this ownership requirement. We maintain policies that prohibit Directors from pledging Pfizer stock or engaging in activities considered to be hedging of our common stock, and none of our Directors has pledged Pfizer stock as collateral for personal loans or other obligations.

Non-Employee Director Stock Ownership

Shares held as a multiple of Annual Cash Retainer (dollar value of shares determined using Pfizer's closing stock price as of December 31, 2019).


R. Blaylock
6.2x
W. D. Cornwell
36.5x
J. Echevarria
13.5x
S. Gottlieb(1)
1.0x
H. Hobbs
18.2x
S. Hockfield(1)
J. Kilts
47.4x
D. Littman(1)
4.4x
S. Narayen
19.5x
S. Nora Johnson
21.6x
J. Quincey(1)
J. Smith
17.5x
Guideline Requirement: 5x Annual Cash Retainer of $142,500

(1) Dr. Littman became a member of our Board in March 2018, Dr. Gottlieb became a member of our Board in June 2019, Mr. Quincey became a member of our Board in February 2020 and Dr. Hockfield became a member of our Board in March 2020. Directors have five years from (a) the date of their first election as a Director or (b) if later, the date of an increase in the amount of Pfizer stock required to be held, to satisfy the stock ownership requirement.

DEFERRED COMPENSATION

Cash Compensation. Non-employee Directors may defer all or a part of their annual cash retainers under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors (the Unit Award Plan) until they cease to be members of the Board. At a Director's election, the cash retainer fees held in the Director's account can be credited with Pfizer stock units or deemed invested in the same investments available to Pfizer employees under certain deferred compensation plans. The number of Pfizer stock units is calculated by dividing the amount of the deferred fee by the closing price of Pfizer's common stock on the last business day of the fiscal quarter in which the fee is earned. If fees are deferred as Pfizer stock units, the number of stock units in a Director's account is increased by crediting additional stock units based on the value of any dividends on the common stock. When a Director ceases to be a member of the Board, the amount attributable to stock units held in his or her account is paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

Equity Compensation. Directors who have met the stock ownership requirements as of December 31 of the prior year are permitted each year to elect to defer units granted in the immediately following year or to receive the units in shares. All of the eligible non-employee Directors will defer Pfizer stock units granted in 2020. The number of deferred stock units in a Director's account is increased by crediting additional stock units based on the value of any dividends on the common stock. Deferred stock units are not payable until the Director ceases to be a member of the Board, at or after which time they are paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

MATCHING GIFT PROGRAM

Our non-employee Directors may participate in the Pfizer Foundation Matching Gift Program, which is also available to all Pfizer employees. In 2019, under this program, the Pfizer Foundation[1] matched contributions to eligible Internal Revenue Code 501(c)(3) tax-exempt organizations, up to a maximum of $20,000 per year, per Director, inclusive of matched contributions made through the Annual Giving Campaign. Contributions to religious organizations, private foundations and organizations that do not accept donations from the Pfizer Foundation, as well as to individuals, are not eligible for a match.

The matching contributions made by the Pfizer Foundation with respect to our non-employee Directors are included in the 2019 Director Compensation Table below.

(1) The Pfizer Foundation is a charitable organization established by Pfizer Inc. It is a separate legal entity from Pfizer Inc. with distinct legal restrictions.

2019 Director Compensation Table

The following table shows 2019 compensation for our non-employee Directors who served in 2019.

Name	Fees Earned or Paid in Cash ($)	Equity/Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Dennis A. Ausiello, M.D.[3]	45,412	—	136,200	181,612
Ronald E. Blaylock	142,500	192,500	15,000	350,000
W. Don Cornwell	172,500	192,500	20,000	385,000
Joseph J. Echevarria	172,500	192,500	—	365,000
Scott Gottlieb, M.D.[1] [3]	72,438	159,183	—	231,621
Helen H. Hobbs, M.D.	172,500	192,500	18,600	383,600
James M. Kilts	142,500	192,500	20,000	355,000
Dan R. Littman, M.D., Ph.D.	142,500	192,500	9,700	344,700
Shantanu Narayen	192,500	192,500	15,000	400,000
Suzanne Nora Johnson	172,500	192,500	15,000	380,000
James C. Smith	172,500	192,500	15,000	380,000

(1) For all directors, except Dr. Gottlieb, the number of units granted was determined by dividing the grant date value of the award, $192,500, by $39.61, the closing price of the company's common stock on April 25, 2019. In the case of Dr. Gottlieb, the number of units granted on his election date of June 27, 2019, was determined by dividing the pro-rated value of the 2019 award, $159,183, by $43.43, the closing price of Pfizer's common stock on June 27, 2019. At the end of 2019, the aggregate number of stock units (including dividend equivalents) held by each current non-employee Director was as follows: Mr. Blaylock, 22,729, Mr. Cornwell, 132,591, Mr. Echevarria, 48,972, Dr. Gottlieb, 3,737, Dr. Hobbs, 66,275, Mr. Kilts, 172,338, Dr. Littman, 16,064, Mr. Narayen, 70,927, Ms. Nora Johnson, 68,712, and Mr. Smith, 61,717.

(2) The amounts in this column represent charitable contributions made in 2019 under our matching gift program. The amounts shown for Dr. Ausiello, Mr. Blaylock, Dr. Littman, Mr. Narayen, Ms. Nora Johnson and Mr. Smith include certain amounts that reflect matching contributions made in 2019 in respect of their eligible 2018 contributions and for Dr. Ausiello also includes $125,000 received under a consulting arrangement entered into with the company following his retirement from the Board in 2019. Certain charitable contributions by our Directors are not eligible for matching contributions under the program and, therefore, the amounts in the above table may not reflect all such contributions made by our Directors.

(3) Dr. Ausiello retired as a Director, effective at the 2019 Annual Meeting of Shareholders. Dr. Gottlieb was elected as a Director, effective June 27, 2019.

Securities Ownership

The table below shows the number of shares of our common stock beneficially owned (as of the close of business on January 31, 2020) by each of our Directors and each NEO listed in the 2019 Summary Compensation Table, as well as the number of shares beneficially owned by all of our current Directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of our common stock outstanding.

The table and footnotes also include information about TSRUs, performance total shareholder return units (PTSRUs), stock units, restricted stock units (RSUs) and deferred performance-related share awards credited to the accounts of our Directors and executive officers under various compensation and benefit plans. For additional information, see the *"Compensation Discussion and Analysis"* section later in this Proxy Statement.

	Number of Shares or Units	
Beneficial Owners	**Common Stock**	**Stock Units**
Ronald E. Blaylock	—	22,729[3]
Albert Bourla, DVM, Ph.D.	189,273[1]	254,308[4]
W. Don Cornwell	—	132,591[3]
Frank A. D'Amelio	337,392	—[4]
Mikael Dolsten, M.D., Ph.D.	59,612[1]	358,170[4]
Joseph J. Echevarria	—	48,972[3]
Scott Gottlieb, M.D.	4,000	3,737[3]
Helen H. Hobbs, M.D.	—	66,275[3]
Susan Hockfield, Ph.D.	—	—
James M. Kilts	2,259[2]	172,388[3]
Dan R. Littman, M.D., Ph.D.	—	16,064[3]
Shantanu Narayen	—	70,927[3]
Suzanne Nora Johnson	10,000	68,712[3]
James Quincey	—	—
Ian C. Read	690,095[1]	654,340[4]
James C. Smith	3,542[2]	61,717[3]
John D. Young	322,482[1]	130,429[4]
All Directors and Executive Officers as a Group (25)	2,065,069	2,249,694

(1) Includes shares credited under the Pfizer Savings Plan and/or deferred shares relating to previously vested awards under Pfizer's share award programs. These plans are described later in this Proxy Statement. Also includes 1,522 shares in the Pfizer Share Ownership Plan for Mr. Young.

(2) Includes the following shares held in the names of family members or trust: Mr. Kilts, 2,259 shares; and Mr. Smith; 1,542 shares. Messrs. Kilts and Smith disclaim beneficial ownership of such shares.

(3) Represents units (each equivalent to a share of Pfizer common stock) under our Director compensation program (see *"Non-Employee Director Compensation"* above).

(4) Includes units (each equivalent to a share of Pfizer common stock) to be settled in cash following the officer's separation from service, held under the Pfizer Supplemental Savings Plan (PSSP) and/or the Pfizer Inc. Deferred Compensation Plan (DCP). The PSSP and the DCP are described later in this Proxy Statement. Also includes the following RSUs and stock units (each equivalent to a share of Pfizer common stock) as of January 31, 2020, which are unvested: Dr. Dolsten, 242,262 stock units; Mr. Read, 453,353 stock units; and Mr. Young, 39,928 RSUs. This column does not include the following stock appreciation rights in the form of TSRUs as of January 31, 2020: Dr. Bourla, 1,970,631, of which 121,702 settled in February 2020; Mr. D'Amelio, 1,743,697 of which 318,603 settled in February 2020; Dr. Dolsten, 1,069,336; Mr. Read, 5,544,413; and Mr. Young, 1,880,551, of which 245,746 settled in February 2020. The settlement amounts described in the previous sentence include dividend equivalents in the settlement calculations. See "*Compensation Tables—2019 Outstanding Equity Awards at Fiscal Year-End Table*" and "*—Estimated Benefits upon Termination Table*" for a discussion of the vesting of RSUs, TSRUs and PTSRUs.

Beneficial Owners

Based on filings made under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of December 31, 2019, the only persons or entities known by us to be a beneficial owner of more than 5% of our common stock were as follows:

Name and Address of Beneficial Owner	Shares of Pfizer Common Stock	Percent of Class
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	449,959,230[2]	8.13%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	426,228,360[1]	7.7%
State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	292,628,794[3]	5.28%

(1) The information regarding The Vanguard Group is based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 12, 2020 (the Vanguard 13G/A). According to the Vanguard 13G/A, includes sole voting power with respect to 8,223,805 shares, shared voting power with respect to 1,589,236 shares, sole dispositive power with respect to 440,641,714 shares, and shared dispositive power with respect to 9,317,516 shares.

(2) The information regarding BlackRock, Inc. is based solely on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 5, 2020 (the BlackRock 13G/A). According to the BlackRock 13G/A, includes sole voting power with respect to 371,001,352 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 426,228,360 shares, and shared dispositive power with respect to 0 shares.

(3) The information regarding State Street Corporation is based solely on a Schedule 13G filed by State Street Corporation with the SEC on February 13, 2020 (the State Street 13G). According to the State Street 13G, includes shared voting power with respect to 209,839,518 shares and shared dispositive power with respect to 292,478,152 shares.

Related Person Transactions and Indemnification

RELATED PERSON TRANSACTION APPROVAL POLICY

Pfizer has adopted a Related Person Transaction Approval Policy (the Policy) that is administered by the Governance & Sustainability Committee. The Policy applies to any transaction or series of transactions in which Pfizer or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person under the Policy has a direct or indirect material interest. Under the Policy, management determines whether a transaction requires review by the Governance & Sustainability Committee.

Transactions requiring review are referred to the Governance & Sustainability Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Governance & Sustainability Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the best interests of the company. If the company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Governance & Sustainability Committee. The Governance & Sustainability Committee evaluates all options available, including ratification, revision or termination of such transaction. The Governance & Sustainability Committee then provides a summary of such transactions, including their terms, structure and business purpose, as well as the Governance & Sustainability Committee's approval decision, to the Audit Committee for their information.

TRANSACTIONS WITH RELATED PERSONS

In December 2019, the company entered into a consulting arrangement with Mr. Read, dated December 16, 2019 and effective January 1, 2020 (the Consulting Agreement). The Consulting Agreement is related to the planned combination of Upjohn and Mylan to create Viatris, which is expected to occur in mid-2020. During the term of the Consulting Agreement, Mr. Read's duties include keeping apprised of and providing consulting services to Pfizer management related to the Upjohn business, remaining available to be one of the persons designated by the company to serve on the Board of Directors of Viatris as of the completion of the combination, and such other consulting support the company's Board or CEO may request from time to time. For these services, the Consulting Agreement provides for the payment of consulting fees of $100,000 per month to Mr. Read, subject to certain termination provisions. In December 2019, the company announced that Mr. Read will join the Board of Directors of Viatris upon the completion of the planned combination. The Consulting Agreement was approved by the Governance & Sustainability Committee, pursuant to the Policy.

Following Dr. Ausiello's retirement from the Board in April 2019, the company entered into a consulting agreement with Dr. Ausiello for his service as a science, medicine and biotech advisor to our Worldwide Research, Development and Medical organization from time to time. The consulting agreement was approved by the Governance & Sustainability Committee, pursuant to the Policy. The company paid Dr. Ausiello $125,000 during 2019 for consulting services under the consulting agreement.

INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to Pfizer. Our By-laws require indemnification, and we have also entered into agreements with those individuals that contractually obligate us to provide this indemnification to them.

Item 2 – Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of Pfizer's independent registered public accounting firm. The Committee conducts a comprehensive annual evaluation of the independent registered public accounting firm's qualifications, performance and independence. The Committee considers whether the independent registered public accounting firm should be rotated and considers the advisability and potential impact of selecting a different independent registered public accounting firm. In evaluating and selecting the company's independent registered public accounting firm, the Audit Committee considers, among other things, historical and recent performance of the current independent audit firm, an analysis of known significant legal or regulatory proceedings related to the firm, external data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports, industry experience, audit fee revenues, firm capabilities and audit approach, and the independence and tenure of the audit firm.

The Audit Committee selected, and the Board of Directors ratified the selection of, KPMG LLP (KPMG) to serve as our independent registered public accounting firm for 2020. Pfizer's auditors have been KPMG and its predecessor firm, Peat, Marwick, Mitchell & Co., since 1987. Prior to that, Pfizer's auditors were Main Hurdman (until its acquisition by Peat, Marwick, Mitchell & Co. in 1987) and its predecessors. We have not been able to determine the specific year that Main Hurdman and its predecessor firms began serving as our auditor, however, we are aware that Main Hurdman and its predecessor firms have served as our auditor since at least 1942.

In accordance with SEC rules and KPMG policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit service to our company. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the lead audit partner under this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management.

The Audit Committee and the Board of Directors believe that the continued retention of KPMG as our independent registered public accounting firm is in the best interest of Pfizer and our shareholders, and we are asking our shareholders to ratify the selection of KPMG as our independent registered public accounting firm for 2020. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on Pfizer's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Pfizer and our shareholders.

See *"Governance—Board Information—Board Committees—The Audit Committee"* for additional information on the selection of the independent registered public accounting firm.

Representatives of KPMG will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

> ## Vote
> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2020.**


Audit and Non-Audit Fees

The following table shows the fees for professional services rendered by KPMG for the audit of the company's annual financial statements for the years ended December 31, 2019 and December 31, 2018, and fees billed for other services rendered by KPMG during those periods.

	2019	2018
Audit fees[1]	$41,022,000	$33,138,000
Audit-related fees[2]	999,000	1,153,000
Tax fees[3]	4,510,000	3,920,000
All other fees[4]	0	0
Total	$46,531,000	$38,211,000

(1) Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits. The increase in audit fees in 2019 versus 2018 is primarily due to an increase in audit work related to non-recurring strategic projects.
(2) Audit-related fees were principally related to audits of employee benefit plans.
(3) Tax fees were principally for services related to tax compliance and reporting and analysis services. The increase in tax fees in 2019 versus 2018 is primarily due to tax services in connection with strategic initiatives.
(4) KPMG did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the PCAOB regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the performance of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management submits for Audit Committee approval a list of services and related fees expected to be rendered during that year within each of four categories of services:

1. *Audit* services include audit work performed on the financial statements (including financial statements prepared in connection with strategic transactions) and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
2. *Audit-related* services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
3. *Tax* services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.
4. *All other* services are those services not captured in the audit, audit-related or tax categories. Pfizer generally does not request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category, and the fees for each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The delegated member must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews Pfizer's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

The Committee met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of Pfizer's results and the assessment of Pfizer's internal control over financial reporting. We discussed significant accounting policies applied in Pfizer's financial statements, as well as, when applicable, alternative accounting treatments, and critical audit matters addressed during the audit. Management represented to the Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee discussed with the independent registered public accounting firm matters required to be discussed under applicable Public Company Accounting Oversight Board (PCAOB) and U.S. Securities and Exchange Commission standards.

In addition, the Committee reviewed and discussed with the independent registered public accounting firm the auditor's independence from Pfizer and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Committee discussed the independent registered public accounting firm's independence from Pfizer.

We also considered whether the independent registered public accounting firm's provision of non-audit services to Pfizer is compatible with the auditor's independence. The Committee concluded that the independent registered public accounting firm is independent from Pfizer and its management.

As part of our responsibilities for oversight of Pfizer's Enterprise Risk Management process, we reviewed and discussed company policies with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall process.

The Committee discussed with Pfizer's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance, Quality and Risk Officer and representatives of the independent registered public accounting firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of Pfizer's internal controls, and the overall quality of Pfizer's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in Pfizer's Annual Report on Form 10-K for the year ended December 31, 2019, for filing with the U.S. Securities and Exchange Commission. The Committee has selected, and the Board of Directors has ratified, the selection of Pfizer's independent registered public accounting firm for 2020.

The Audit Committee

Suzanne Nora Johnson, Chair
Ronald E. Blaylock
Joseph J. Echevarria
James C. Smith

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

Item 3 – 2020 Advisory Approval of Executive Compensation

The Compensation Committee believes that Pfizer's executive compensation program is consistent with the goals of our executive compensation philosophy and that it drives performance, encourages an appropriate sensitivity to risk and increases shareholder value. This pay-for-performance philosophy is set by the Compensation Committee and is intended to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain high-caliber executives who are crucial to Pfizer's long-term success.

A significant portion of the total compensation opportunity for each of our executives directly relates to Pfizer's total shareholder return and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our pay levels compared with those of our Pharmaceutical Peer and General Industry Comparator groups. In making such comparisons, we consider company market capitalization and complexity as indicated by revenues, range of products, international operations and other factors because we use such factors in setting target levels of compensation and determining the value and levels of award opportunities.

Our executive compensation program:

- aligns interests of participants including key executives with the long-term interests of our shareholders;
- attracts, retains and motivates participants including key executives to drive our business and financial performance; and
- links a significant amount of executive compensation to the achievement of pre-established performance metrics directly tied to our business goals and strategies.

Results of 2019 Advisory Vote on Executive Compensation

Pfizer's executive compensation program received substantial shareholder support and was approved, on an advisory basis, by 94.9% of the votes cast at the 2019 Annual Meeting. Our Compensation Committee and the other members of our Board believe that this level of approval of our executive compensation program indicates our shareholders' strong support of our compensation philosophy and goals, and the decisions made by the Compensation Committee in 2018 and early 2019. The consistent high level of support from our shareholders for our executive compensation program over the past several years is a result of our Compensation Committee's commitment to compensating our executives in a manner that provides a strong link between pay and performance. We believe it is also reflective of our philosophy and goals, market best practices and strong shareholder engagement.

2019 Pay-for-Performance

2019 was a successful, purpose-driven and transformational year for Pfizer. We began the year by launching our Purpose Blueprint, which includes our renewed corporate purpose — *Breakthroughs that change patients' lives,* and our new corporate values of courage, excellence, equity and joy. We began the second half of the year with a series of actions designed to strengthen each of our businesses and transform Pfizer into a singularly focused, science-driven company. Overall, we continued to strengthen our pipeline, advancing several significant pipeline programs and receiving ten regulatory approvals for either new drugs or new indications, and delivered solid financial results. The Compensation Committee believes that the compensation of our Named Executive Officers for 2019 is reasonable and appropriate, is aligned with the performance of our company and is working to ensure that our management's interests align with increasing shareholder value.

In deciding how to cast your vote on this proposal, the Board requests that you consider the structure of Pfizer's executive compensation program in connection with our 2019 performance, which is more fully discussed in the Compensation Discussion and Analysis section. The Compensation Discussion and Analysis section also contains more details about how we implement our philosophy and goals, and how we apply these principles to our compensation program. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to ensure that performance is appropriately rewarded.

2020 Advisory Vote on Executive Compensation

The Board is presenting this proposal, which gives shareholders the opportunity to endorse or not endorse our executive pay program, on an advisory basis, by voting "FOR" or "AGAINST" the following resolution:

"RESOLVED, that the shareholders of Pfizer Inc. (the Company) approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative disclosures."

Although the advisory vote is non-binding, the Board values shareholders' opinions. The Compensation Committee will review the results of the vote. Consistent with Pfizer's record of shareholder responsiveness, the Committee will consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.



Vote > YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE **APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.**

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of Pfizer's 2020 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's 2020 Proxy Statement.

The Compensation Committee*

James C. Smith, Chair
Ronald E. Blaylock
James M. Kilts

*   On February 27, 2020, Mr. James Quincey was elected to the Compensation Committee.

Executive Compensation

Key Terms

The following acronyms are used for certain terms that appear in the Compensation Discussion and Analysis section:

Adjusted Diluted EPS	Non-GAAP Adjusted Diluted Earnings Per Share
CD&A	Compensation Discussion and Analysis included in this Proxy Statement
Committee	Compensation Committee of the Board of Directors
DCP	Pfizer Inc. Deferred Compensation Plan
DRG Pharmaceutical Index or DRG Index	NYSE Arca Pharmaceutical Index – An index of publicly traded pharmaceutical companies
ELT	Executive Leadership Team – CEO and the other Executive Officers
FDA	U.S. Food and Drug Administration
GAAP	Generally Accepted Accounting Principles in effect in the U.S.
GBP	British pound
GPP	Global Performance Plan – Annual Incentive Award Program (bonus), reported in the SCT as "Non-Equity Incentive Plan Compensation"
GRD	Greek drachma
GSK	GlaxoSmithKline plc
IRC or the Code	The Internal Revenue Code of 1986, as amended
LOE	Loss of Exclusivity – Loss of patent rights
LTI	Long-Term Incentive
Mylan	Mylan N.V.
Named Executive Officers or NEOs	CEO and CFO, and the three most highly compensated Executive Officers during fiscal 2019
NI	Non-GAAP Adjusted Net Income (also known as Adjusted Income)
OI	Non-GAAP Adjusted Operating Income
PBG/Biopharma	Pfizer Biopharmaceuticals Group
PCPP	Pfizer Consolidated Pension Plan – A qualified defined benefit pension plan; closed to new entrants January 1, 2011 and frozen as of December 31, 2017
PRAP	Pfizer Retirement Annuity Plan – A sub-plan of the PCPP
PSA	Performance Share Award – A long-term incentive award tied to performance based on an operating metric and relative TSR performance
PSP	Pfizer Savings Plan – A qualified defined contribution plan that includes an IRC 401(k) feature
PSSP	Pfizer Supplemental Savings Plan – A non-qualified savings plan that provides the same benefits as the PSP for amounts over the qualified plan limits
PTSRU	Performance Total Shareholder Return Unit – a TSRU with an additional performance feature
PTU	Profit Unit – A unit issued upon the "exercise" of vested TSRUs
R&D	Research and Development
RSC	Retirement Savings Contribution – Annual employer retirement contribution, based on age and service, to the PSP and PSSP, if applicable, for colleagues not participating in the PRAP prior to 2018, and all PSP and PSSP participants beginning in 2018
RSU	Restricted Stock Unit – A long-term incentive award
SEC	U.S. Securities and Exchange Commission
Section 16	Section 16 of the Securities Exchange Act of 1934, as amended
SCT	Summary Compensation Table – An SEC-required table showing compensation, as defined by the SEC regulations, of the NEOs for the most recently completed and prior two years
TDC	Total Direct Compensation
TSR	Total Shareholder Return
TSRU	Total Shareholder Return Unit – A long-term incentive award tied to absolute TSR
U.K.	United Kingdom
U.S.	United States
USD	United States dollars
WRDM	Worldwide Research, Development and Medical

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes Pfizer's executive compensation program for 2019 and certain elements of our 2020 program. This CD&A explains how the Compensation Committee (the Committee) of the Board of Directors (the Board) made 2019 compensation decisions for our executives, including the Named Executive Officers (NEOs) identified in this CD&A.

NAMED EXECUTIVE OFFICERS

Albert Bourla, DVM, Ph.D.*
Chief Executive Officer (CEO)

Ian C. Read**
Executive Chairman of the Board

Frank A. D'Amelio
Chief Financial Officer (CFO), Executive Vice President (EVP), Business Operations and Global Supply

Mikael Dolsten, M.D., Ph.D.
Chief Scientific Officer, President, Worldwide Research, Development and Medical (WRDM)

John D. Young
Chief Business Officer, Group President

* Dr. Albert Bourla retained his CEO role and was elected Chairman of the Board of Directors, effective January 1, 2020.
** Mr. Ian Read retired as Executive Chairman of the Board of Directors on December 31, 2019.

Executive Summary

Our Business

We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development, manufacture and distribution of healthcare products, including innovative medicines and vaccines. We work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We collaborate with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. For 170 years, we have worked to make a difference for our patients.

Our commercial business operations are managed through a new global organizational structure (effective 2019), consisting of three distinct business segments: Pfizer Biopharmaceuticals Group (Biopharma), Upjohn, and through July 31, 2019, Consumer Healthcare*:

PFIZER BIOPHARMACEUTICALS GROUP (BIOPHARMA)	**UPJOHN****
Biopharma is a science-based medicines business that includes six business units: Oncology, Inflammation & Immunology, Rare Disease, Vaccines, Internal Medicine and Hospital.	Upjohn is a global, primarily off-patent branded and generic medicines business, which includes a portfolio of 20 globally recognized solid oral dose brands, as well as a U.S.- based generics platform, Greenstone.
In 2019, we incorporated our biosimilar portfolio into the Oncology and Inflammation & Immunology business units and certain legacy established products into the Internal Medicine business unit. Each business unit is committed to our purpose: *Breakthroughs that change patients' lives.*	

* On July 31, 2019, Pfizer's Consumer Healthcare business, an over-the-counter medicines business, was combined with GlaxoSmithKline's (GSK) Consumer Healthcare business to form a new consumer healthcare joint venture, in which Pfizer owns a 32% equity stake.

** On July 29, 2019, we announced that we entered into a definitive agreement to combine Upjohn with Mylan, to create a new global pharmaceutical company, Viatris. Pfizer shareholders will own 57% of the combined new company.

Our 2019 Performance Overview

Throughout 2019, we remained diligent in strengthening our performance by focusing on advancing our pipeline and enhancing shareholder value through a combination of prudent decision making that supports Pfizer's growth strategy, dividends and share repurchases. The foundation of our strategic priorities is to simplify and grow, a priority that focuses on innovation, patients, pipeline growth and colleagues. We remain firmly committed to fulfilling our company's purpose — *Breakthroughs that change patients' lives.* By doing so, we expect to create value for the patients we serve, our colleagues and our shareholders.

While Pfizer has undergone significant change, we ended the year with solid performance, as highlighted below.

KEY HIGHLIGHTS

- Achieved full-year 2019 revenues totaling $51.8 billion, with 8% operational growth* in the Biopharma business, primarily driven by:
    - Ibrance, Eliquis and Xeljanz globally;
    - Prevenar 13 in emerging markets; and
    - Inlyta in the U.S.
- Completed the acquisition of Therachon Holding AG on July 1, 2019, a privately-held clinical-stage biotechnology company focused on rare diseases, with assets in development for the treatment of achondroplasia, a genetic condition and the most common form of short-limb dwarfism;
- Announced on July 29, 2019 that we entered into a definitive agreement to combine Upjohn with Mylan, to create a new global pharmaceutical company, Viatris;
- Completed the acquisition of Array BioPharma Inc. on July 30, 2019, a commercial stage biopharmaceutical company focused on the discovery, development and commercialization of targeted small molecule medicines to treat cancer and other diseases of high unmet need;
- Completed the joint venture transaction on July 31, 2019 with GSK, which combined our respective consumer healthcare businesses into a new consumer healthcare joint venture that operates globally under the GSK Consumer Healthcare name;
- Obtained 10 regulatory approvals for either new drugs or new indications; and
- Expanded access to quality healthcare, medicines and vaccines through various programs in partnership with organizations across the globe.

* For additional information on the company's operating segment revenues, see the "Analysis of Operating Segment Information" in our 2019 Financial Report.

ADVANCING OUR R&D PIPELINE

As of January 28, 2020, we had the following number of projects in various stages of R&D:



Discovery Projects	Phase 1 26	Phase 2 37	Phase 3 23	Registration 9	Total 95
	Experimental medicine tested for first time in human clinical trials	Trials focus on medicine's effectiveness; determine ideal dosage and delivery method	Test results of earlier trials on larger populations in randomized trials; analyze risks/benefits	When trials results warrant, file application with the appropriate regulatory authorities	

OUR SHAREHOLDER RETURN



Quarterly Dividends	One-year TSR	Three-year TSR	Five-year TSR	Capital Returned to Shareholders (dividends and share repurchases)
6% ↑	6.9% ↓	34.6% ↑	50.6% ↑	$16.9B
Compared to 2018	Year-End 2019	Year-End 2019	Year-End 2019	in 2019

LEADERSHIP TRANSITION

Effective January 1, 2019, our Board appointed Dr. Albert Bourla as our CEO and Mr. Ian Read, our former CEO, as Executive Chairman of Pfizer's Board of Directors, who served in this role from January 1, 2019 to December 31, 2019.

Mr. Read's key responsibilities as Executive Chairman included Board leadership, input on key matters that related to Pfizer's long-term growth strategy, government affairs, shareholder engagement (as requested by the CEO) and acting as an advisor to Dr. Bourla to help ensure an orderly and successful business transition. During the leadership transition period, Mr. Read's deep knowledge of the business and governmental affairs, as well as the relationships he has built with our shareholders, patients and policy makers, ensured leadership continuity. The following are Mr. Read's key accomplishments in 2019:

- Successfully transitioned both his executive duties and Chairmanship of the full Board;
- Served as Pfizer's representative for select key customer and external engagements;
- Provided overall leadership to Pfizer's Board at Board Meetings and Executive sessions;
- Oversaw selection of a new Board member; and
- Served as Chair of the Pfizer Foundation.*

Upon Mr. Read's retirement as Executive Chairman on December 31, 2019, Dr. Bourla retained the CEO role and was elected Chairman of the Board of Directors, effective January 1, 2020.

Effective January 1, 2020, the company entered into a consulting arrangement with Mr. Read. In light of Mr. Read's extensive experience with, and knowledge of, the healthcare industry, the Upjohn business and the markets in which Upjohn operates, his consulting services will focus on providing guidance and continuity to Pfizer's senior management regarding the existing operations of the Upjohn business. The consulting agreement is for a maximum term of one-year, subject to earlier termination provisions. For additional details related to the terms of the consulting agreement, see *"Related Person Transactions and Indemnification"* earlier in this Proxy Statement.

2019 Executive Compensation Highlights

Annually, the Compensation Committee performs a comprehensive review of our executive compensation program to ensure it is aligned with our long-term business strategy, drives performance and reflects shareholder engagement and feedback, as appropriate. As part of this review, FW Cook & Co., the Committee's independent compensation consultant, provides the Committee with a review of executive compensation trends and best practices, as well as any relevant regulatory updates that may impact our short- and long-term executive compensation programs. The Committee uses this information to form decisions on executive compensation and to validate the link between pay and performance.

---

* The Pfizer Foundation is a charitable organization established by Pfizer Inc. It is a separate legal entity from Pfizer Inc. with distinct legal restrictions.

Based on the Committee's annual review and in response to changing business needs and market best practices, the Committee took the following actions relating to the leadership transition and to enhance our executive compensation program in 2019:

2019/2020 KEY EXECUTIVE COMPENSATION COMMITTEE ACTIONS

LEADERSHIP TRANSITION	• The Compensation Committee approved compensation actions relating to:
	○ Dr. Bourla as CEO (effective January 1, 2019).
	○ Dr. Bourla as Chairman of the Board of Directors and CEO (effective January 1, 2020) as noted in the *"2020 Compensation Actions"* section of this Proxy Statement.

To strengthen the alignment between pay and performance, the Committee made design changes to both the short- and long-term incentive plans for 2019/2020.

ANNUAL SHORT-TERM INCENTIVE Adding Pipeline Modifier	• Effective for the 2020 performance year, the Committee approved adding an R&D pipeline achievement factor to the existing short-term incentive financial metrics.
	• The pipeline achievement factor will provide for shared accountability and better strategic focus on the growth of our pipeline, which will become even more critical to our core innovative business after the completion of the proposed combination of Upjohn and Mylan. This provides a holistic approach in funding the GPP, which means both the company's financial health and pipeline growth are measured.
LONG-TERM INCENTIVE AWARDS Financial Operating Metric Change for PSAs	• The Committee changed the financial operating metric for the PSAs to NI[(1)] from OI[(2)], effective in 2019[(3)]. The change in the metric does not impact the degree of rigor represented by this component, but provides for better alignment to the long-term business strategy. NI[(1)] is a more appropriate measure of the company's annual operating performance as it includes earnings from investments accounted for under equity method accounting, such as income from the Consumer Healthcare joint venture with GSK.

(1) Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.

(2) Adjusted Operating Income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information – Certain Line Items" table in our 2019 Financial Report), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.

(3) Except for the 2017 PSAs, see *"PSAs Features"* in this Proxy Statement.

Pfizer's Executive Compensation: Pay-for-Performance Philosophy and Program Objectives

The Committee believes that Pfizer's pay-for-performance executive compensation program is consistent with the goals of its executive compensation philosophy to drive performance and increase shareholder value.

Our philosophy (set by the Committee):

• Aligns each executive's compensation with Pfizer's short- and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success.

• A significant portion of the total compensation opportunity for each of our executives (including the NEOs), delivered as long-term compensation is directly related to Pfizer's TSR and to other performance factors that measure our progress against the goals of our strategic and operating plans.

• In addition, we benchmark our performance and compensation against that of our Pharmaceutical Peer group and General Industry Comparators with consideration of company market capitalization and complexity as indicated by revenues, range of products, international operations and other factors. We use these factors in setting target levels of compensation and determining the value and level of award opportunities.

Pfizer's executive compensation program is designed to strengthen the link between pay and performance.

Our executive compensation program:

• Aligns interests of participants including key executives with the long-term interests of our shareholders;

• Attracts, retains and motivates participants including key executives to drive our business and financial performance; and

• Links a significant amount of executive compensation to the achievement of pre-established performance metrics directly tied to our business goals and strategies.

2019 NEO Pay Mix

Our executive compensation program consists of three key components: salary, annual short-term and long-term incentive awards.

2019 Target Total Direct Compensation (CEO)



74%
Annual
Long-Term
Incentive
(Target)

10%
Year-End
Salary

16%
Annual
Short-Term
Incentive
(Target)

90%
Performance-
Based

2019 Target Total Direct Compensation (Average) for Other NEOs*



64%
Annual
Long-Term
Incentive
(Target)

19%
Year-End
Salary

17%
Annual
Short-Term
Incentive
(Target)

81%
Performance-
Based

*   Excludes Executive Chairman

2019 NEO Total Direct Compensation (TDC)

The Committee uses a "performance-year" TDC approach to determine TDC competitiveness versus peers, and to evaluate the alignment of annual pay and performance. The performance-year TDC differs from the amount reported in the Summary Compensation Table (SCT) TDC. The main difference between the performance-year TDC and SCT TDC, as illustrated below, is the equity grant amount.

Elements of 2019 Performance-Year TDC:



2019 Short-Term Incentive (Paid March 2020)

Base Salary (December 31, 2019)

Approved Long-Term Incentive (Granted February 27, 2020)

2019 Performance-Year Total Direct Compensation

Elements of 2019 SCT TDC:



2019 Short-Term Incentive (Paid March 2020)

Base Salary (Earned in 2019)

Long-Term Incentive ("Granted" in 2019*)

2019 SCT Total Direct Compensation

*   Consists of Total Shareholder Return Units (TSRUs) (granted in 2019) and one-third of each of the 2017, 2018 and 2019 PSA grants (deemed granted for accounting purposes in 2019 when the 2019 goal was set).

The performance-year TDC calculation includes the value of the annual long-term incentive grant, attributable to and in consideration of the individual's performance in the performance year (made in February following the performance year), without regard to when the annual LTI performance goal is set (for PSAs).

This is in contrast to the SCT TDC which reflects the grants made during the year for which applicable performance goals have been set under GAAP rules. The accounting rules provide that PSAs are included when applicable goals are set, so one-third of the PSAs is included in the SCT TDC in each of the three performance years as a result of the use of three, separately established annual goals.

2019 NEO PERFORMANCE-YEAR TDC AND SUMMARY COMPENSATION TABLE TDC

As illustrated in the chart below, Dr. Bourla's performance-year TDC is $18.23 million compared to his 2019 SCT TDC value of $15.60 million. The difference in the values is attributed largely to the LTI value included for the performance-year ($13.00 million) versus the accounting value required for reporting in the Summary Compensation Table ($10.37 million). Accounting rules recognize our 2017, 2018 and 2019 PSA grants on a prorata basis.

The compensation decisions for the NEOs reflect their contributions to the company's overall performance and that of their respective businesses or functions. The table below provides the 2019 Performance-Year TDC versus the 2019 SCT TDC for the NEOs (other than the Executive Chairman), and is not intended as a substitute for the SCT.

| | | Performance-Year Compensation | | | | Summary Compensation Table[1] | |
Name[2]	Year	Year-End Salary (A) ($)	Annual Short-Term Incentive Award (paid in 2020) (B) ($)	Annual LTI Award[3] (granted in February 2020) (C) ($)	Total Direct Compensation (D=A+B+C) ($)	Total Direct Compensation (Salary + Non-Equity Incentive (bonus) + equity awards valued on accounting basis) (E) ($)	Total (Total Direct Compensation (E) + Change in Pension Value + All Other Compensation) (F) ($)
A. Bourla	2019	1,600,000	3,630,000	13,000,000	18,230,000	15,596,246	17,928,963
F. D'Amelio	2019	1,500,000	1,820,000	6,000,000	9,320,000	8,940,095	11,075,730
M. Dolsten	2019	1,400,000	1,820,000	5,000,000	8,220,000	8,166,101	9,598,045
J. Young	2019	1,255,000	1,675,000	4,000,000	6,930,000	7,192,097	8,959,383

(1) SCT TDC (column E) includes salary, non-equity incentive compensation and equity awards made during 2019 with their value based on accounting rules (which reflects the TSRUs granted in 2019, and the value of one-third of each of the 2017, 2018 and 2019 PSAs). The SCT "Total" (column F) is composed of Total Direct Compensation (column E), plus the change in pension value (frozen pension benefits as of December 31, 2017; change is attributed to decline in interest rates) and the All Other Compensation.

(2) Mr. Read retired on December 31, 2019 and as such, did not receive a February 2020 annual LTI award and is not included in the chart above.

(3) Annual LTI Award (column C) amounts represent the 2020 annual LTI award value, which includes the value of the TSRUs and the full PSA grant value, and is reflective of LTI awards associated with the NEO's respective roles.

2019 KEY PLANNING CYCLE

The below graphic illustrates key elements of the annual compensation planning cycle:



APPROVE   **REVIEW**   **ENGAGE**

JANUARY – MARCH

- Complete Executive Leadership Team (ELT) year-end performance assessments for prior year
- Review and finalize prior year's incentive plan performance results and funding level
- Review and approve annual ELT compensation (salary, bonus and long-term incentive awards)
- Conduct annual risk assessment on our executive compensation and global compensation programs and policies
- Review and approve proxy materials
- Review ELT goals for current performance period
- Approve various incentive plan metrics and targets for current performance period

APRIL – JUNE

- Consider shareholder feedback from outreach discussions and the results of the say-on-pay vote
- Review year-to-date performance relating to the annual incentive plan and the equity-based performance awards
- Conduct an annual proxy analysis of NEO pay of comparator companies
- Review proxy advisory firms' analyses of current proxy statement

OCTOBER – DECEMBER

- Commence ELT year-end performance assessments
- Conduct annual executive stock ownership review
- Review year-to-date performance relating to the annual incentive plan and the performance share plan
- Review potential NEOs for the upcoming proxy statement
- Engage in shareholder outreach discussions and consider shareholder feedback in decisions regarding plan components
- Review and approve Compensation Committee Charter

JULY – SEPTEMBER

- Review year-to-date performance relating to the annual incentive plan and the equity-based performance awards
- Conduct CEO mid-year performance assessment
- Review the composition of the Pharmaceutical Peer and General Industry Comparator groups

Compensation Practices

COMPENSATION RISK ASSESSMENT

Pfizer continues to implement and maintain leading practices in its compensation program and conducts an annual comprehensive assessment of the potential risks related to our compensation program, policies and practices.

Executive Compensation Program. The Committee's independent advisor conducts an annual risk assessment on behalf of, and subject to review by, the Committee. The assessment focuses on (1) ensuring an appropriate balance in our program structure to mitigate compensation-related risk with cash versus stock, short-term versus long-term measurements and financial versus non-financial goals; and (2) best-practice policies to mitigate compensation-related risk including recovery/clawbacks, stock ownership guidelines, equity administration rules, and insider-trading and hedging prohibitions.

Global Compensation Programs. An assessment of our compensation programs globally is designed with outside counsel and conducted annually by management and reviewed by the Committee's independent advisor. The assessment includes the evaluation of our global incentive plans and commission plans, and takes into consideration the plan metrics, plan participation rates, recovery/clawback provisions and other risk-mitigation factors, as well as the maximum potential payouts.

LEADING COMPENSATION PRACTICES

WHAT WE DO	WHAT WE DO NOT DO
✓ **Risk Mitigation**	✘ **Hedging or Pledging**
✓ **Compensation Recovery ("Clawback")**	✘ **Employment Agreements**
✓ **Stock Ownership Requirements**	✘ **Change in Control Agreements**
✓ **Minimum Stock Vesting Required**	✘ **Repricing**
✓ **Robust Investor Outreach**	✘ **"Gross-Ups" for Excise Taxes or Perquisites**
✓ **Independent Compensation Consultation**	

2019 Advisory Vote on Executive Compensation and Shareholder Outreach Program

Pfizer's executive compensation program has received strong shareholder support over the past several years. At the 2019 and 2018 Annual Meetings, Pfizer's executive compensation program received support of 94.9% and 92.6% of the votes cast, respectively. Our Committee and the other members of our Board view this consistent high level of support from our shareholders as a result of our commitment to ensure a strong link between pay and performance. The feedback we received during our extensive shareholder outreach, as well as our shareholders' votes, reflects support for our pay-for-performance compensation philosophy and goals, market best practices and focus on shareholders' interests.

Pfizer is committed to open and continued communication with our shareholders and has a robust outreach program. For additional discussion regarding our shareholder outreach related to executive compensation, see *"Shareholder Outreach"* earlier in this Proxy Statement.

The following chart identifies key executive compensation topics discussed during our shareholder outreach discussions along with our Committee's response.

HIGHLIGHTED KEY EXECUTIVE COMPENSATION PROGRAM TOPICS

Shareholder Feedback	Committee's Response
Consider adding pipeline metrics and environmental, social and governance (ESG) metrics to the short- or long-term incentive programs.	The Committee annually reviews the components of the short- and long-term incentive programs to ensure a strong link between pay and performance. Subsequent to its review, effective in 2020, the Committee approved the addition of a R&D pipeline achievement factor to the short-term incentive plan. This change further aligns the link to performance-based pay and shared accountability, especially given the importance of pipeline achievement to Pfizer's mission. (See page 57 for details regarding the pipeline modifier.) In addition, the company views corporate responsibility and sustainability as integral to our business strategy and we remain committed to being a responsible corporate citizen. The Committee is aware of the importance of ESG factors to investors, and continues to evaluate the possibility of including ESG metrics into Pfizer's executive pay programs. These factors are already incorporated, when appropriate, into colleagues' performance goals.
Ensure that targets set for the short-term incentive program are challenging, and provide disclosures to explain why targets are set lower than prior year's actual results, if applicable.	The Committee continues to take a rigorous, holistic approach to ensure goals set in our incentive programs drive strong performance without encouraging excessive risk taking. The Committee annually sets performance targets for bonus funding utilizing a budgeting approach that considers prior year's performance, expected growth, the impact of business development activity, impact of losses of exclusivity and fluctuations in foreign exchange rates. The Committee then determines whether a sufficient degree of stretch exists in the targets. Given how certain factors can change in any given period, the Committee believes that in its determination of whether performance goals are challenging and rigorous, it should include all relevant factors and not merely year-over-year comparisons. In addition, the Committee may use its discretion to adjust the calculated bonus pool funding to minimize the impact (positive or negative) of events outside the ordinary course of business, such as shorter or longer than expected periods of exclusivity, unplanned drug price increases or decreases, new drug approvals (which have unpredictable timing) and purchases or dispositions of business units or assets.
To what extent does drug pricing impact short-term incentive compensation?	Our executive compensation program is not designed to encourage decisions that would create short-term financial gains at the expense of long-term value creation. The financial metrics used for our short-term incentive program in 2019 were revenue, adjusted earnings per share and cash flow from operations. While the prices of medicines have some impact on our operating and financial results, our short-term incentive program is based on our performance versus targets approved by the Committee. The targets for these metrics are based on our business plans for the year and include any planned increase in the pricing of our medicines. Therefore, planned drug price increases or decreases generally have no impact on our short-term incentive compensation. Pfizer's executive compensation program is aligned with long-term performance and shareholder value. Moreover, our internal processes ensure that we take a thoughtful approach to drug pricing and monitor risks associated with our compensation program, including those risks associated with drug pricing.

2019 Executive Compensation Program Summary

Element/Type	Performance Measure	Terms	Objectives
Salary (Cash)	Fixed cash compensation; reviewed annually and adjusted, as appropriate	The fixed amount of compensation for performing day-to-day responsibilities is set based on market data, job scope, responsibilities and experience. Generally reviewed annually for potential increase based on a number of factors, including market levels, performance and internal equity	Provides competitive level of fixed compensation that helps attract and retain high-performing executive talent
Annual Short-Term Incentive/Global Performance Plan (GPP) (Cash)	Company, Business/Operating Unit and Individual Performance Plan funded based on Pfizer's performance and weighted as follows: – 40% Revenue, – 40% Adjusted Diluted EPS, and – 20% Cash Flow from Operations	Aggregate pool is funded based on performance against Pfizer's annual financial goals. Individual awards are based on business/operating unit and individual performance measured over the performance year	Provides incentive to executives for achieving short-term results that create sustained future growth
Annual Long-Term Incentive Compensation (100% Performance-Based Equity) **5- and 7-Year Total Shareholder Return Units (TSRUs)** Each represents 25% of total annual grant value (50% in total)	Absolute TSR	5- and 7-Year TSRUs generally vest three years from the grant date and are settled on the fifth or seventh anniversary of the grant date, respectively The value earned for each TSRU is equal to the difference between the settlement price (the 20-day average of the closing prices of Pfizer common stock ending on the settlement date) and the grant price (the closing price of Pfizer common stock on the date of grant), plus the value of dividend equivalents accumulated over the term. This value, if any, is converted into shares by dividing it by the settlement price; no value is received if the TSR is negative	Provides direct alignment with shareholders as awards are tied to absolute TSR
Performance Share Awards (PSAs) Represents 50% of total annual grant value	Adjusted Net Income* and relative TSR	PSAs have a three-year performance period starting on January 1st of the year of grant and generally vest on the third anniversary of the grant based on performance PSAs are paid based on the company's performance against a combination of an adjusted net income* goal, set annually, over three one-year periods and relative TSR, as compared to the DRG Index, over a three-year period. The payout is capped at target if TSR for the performance period is negative Dividend equivalents are applied to the number of shares actually earned under the award, if any, at the end of the performance period Earned PSAs and dividend equivalents are paid in cash or shares of Pfizer common stock	Provides alignment with shareholders by aligning compensation to operational goals and relative TSR over a three-year performance period

*   Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Effective in 2019, the Adjusted Operating Income performance measure was replaced with an Adjusted Net Income performance measure for PSAs granted after 2017.

2019 Executive Compensation Program Summary (cont'd)

Element/Type	Plan/Program	Terms	Objectives
Retirement	Pension Plan**	Provides retirement income for eligible participants based on years of service and frozen final average earnings through December 31, 2017	Provides retirement income based on tenure and compensation, up to IRC limits
	Supplemental Pension Plan**	Provides retirement income relating to compensation in excess of the IRC limitations under the same formula as the qualified pension plan noted above	Provides retirement income based on tenure and compensation, without regard to IRC limits
	Savings Plan	A qualified 401(k) savings plan that provides participants with the opportunity to defer a portion of their eligible compensation up to the IRC limitations and receive a company matching contribution (i.e., defer 6.0% to receive a 4.5% matching contribution). In addition, since 2018, all participants receive an age- and service-weighted company-provided Retirement Savings Contribution (RSC) (5%-9%)	Provides retirement income through 401(k) deferrals, company matching contributions and an RSC, up to IRC limits
	Supplemental Savings Plan	Provides savings opportunity relating to eligible compensation in excess of the IRC limitations under the same formula (matching contributions and RSC) as the qualified savings plan noted above	Allows for deferrals, company matching contributions and RSC without regard to IRC limits
Other	Perquisites	Certain other benefits provided to executives by the company consisting of limited reimbursement for personal financial planning services, home security and certain personal travel benefits for the CEO and other NEOs	Provides additional benefits consistent with competitive practices. Increases efficiencies and allows more productive use of NEOs' time, and therefore, greater focus on Pfizer-related activities

** Plans were closed to new participants effective January 1, 2011 and were frozen on December 31, 2017.

SECTION 1 – Elements of Our Executive Compensation Program

2019 Salaries

Salary is a fixed amount of compensation for performing day-to-day responsibilities. Salary represented approximately 10% of target total direct compensation (year-end salary, target annual short-term incentive and target annual long-term incentive) for the CEO and approximately 19% for the other NEOs (excluding the Executive Chairman). Base salaries for the NEOs are reviewed on an annual basis and in connection with a promotion and/or other changes in responsibilities.

The table below shows the annual salaries for our NEOs set by the Committee:

Name	April 1, 2019 Salary ($)*
A. Bourla	1,600,000
I. Read	1,200,000
F. D'Amelio	1,500,000
M. Dolsten	1,400,000
J. Young	1,255,000

* Salary as of January 1, 2019 as a result of the change to the individual's role (excluding Mr. Young's salary which was effective April 1, 2019).

2019 Annual Incentive Award Program/Global Performance Plan (GPP)

The Compensation Committee determined the annual incentive bonus percentage funding based on performance against three pre-set weighted financial goals that are based on Pfizer's annual operating plan. Achievement versus our pre-set goals is measured using the same key operating assumptions as those in our annual budget.*

Process for Determining Annual Incentive Pool Funding

Step 1	Step 2	Step 3	Step 4
Determine Financial Performance Metrics	**Evaluate Financial Performance and Review Other Qualitative Factors**	**Approve GPP Funding**	**Allocate Final GPP Funding**
Annually, the Committee evaluates the previously selected financial measures and determines whether different or additional measures should be used to fund the GPP pool.	Pfizer's financial performance is the primary factor for determining the GPP pool funding. The pool funding uses a matrix of varying performance levels for financial results against the selected metrics, subject to the Committee's limited discretion when considering its qualitative review.	The Committee believes its evaluation process provides the appropriate limited flexibility to determine the final GPP pool funding based upon a holistic view of Pfizer's performance and not just on financial performance against the three metrics being measured.	Once the GPP funding is approved by the Committee, the CEO, in collaboration with the ELT, uses a "top-down" approach to allocate the annual incentive pool to the various business/operating units based on relative financial performance and achievements of selected strategic and operational goals.
Metrics selected should support Pfizer's annual operating plan, promote decisions and behaviors aligned with maximizing near-term business results while supporting the achievement of the company's long-term goals without encouraging unnecessary or excessive risk-taking; and be consistent with best practices prevalent within our industry.	This qualitative review is an evaluation of other factors (such as product pipeline) considered in determining funding within the applicable range corresponding to financial performance.	Upon completion of its review, the Committee approves the GPP pool funding.	

*   Includes budgeted foreign exchange rates, business development activity (e.g., acquisitions or divestitures), planned increases in the pricing of our medicines, planned capital allocation activities, such as share repurchases and dividend payments (share repurchases in excess of budgeted amounts are removed from the calculation of the financial results for GPP purposes), or other operational factors (e.g., losses of exclusivity), as well as certain other qualitative criteria. Normal, ongoing defense costs of the company or settlements of and accruals for legal matters made in the normal course of our business would be included in the calculation.

2019 ANNUAL INCENTIVE FINANCIAL METRICS*

For annual incentive purposes, the weighted financial goals were:

40% Total Revenue

 A leading indicator of performance and value creation; provides a clear focus on growth; an important measure in our industry; understandable with a clear line of sight and employee impact.



40% Adjusted Diluted EPS

 A measure of income that provides focus on profitable growth and expense control; viewed as a strong indicator of sustained performance over the long term; understandable with a clear line of sight and employee impact.



20% Cash Flow from Operations

 A measure that provides focus on generating cash in the short-term to fund operations and research and to return funds to shareholders in the form of dividends and share repurchases; focuses managers on expense control and on improving working capital; a strong link to long-term shareholder value creation.

*   See *"Financial Measures"* on page 100 for a comparison of U.S. Generally Accepted Accounting Principles (GAAP) and non-GAAP numbers to these objectives for annual incentive purposes and *"Financial Results for Annual Incentive Purposes"* as noted below.

> **For 2019, target annual incentive opportunities for the NEOs ranged from 100% to 150% of salary grade midpoint.**

Financial Results for Annual Incentive Purposes

The annual incentive program was funded at 140% as we exceeded the 2019 target goals for all three metrics. The Committee set the target goals for annual incentive purposes in the first quarter of 2019, utilizing a budgeting approach that considered prior year's performance, expected growth, the impact of business development activity, impact of losses of exclusivity and fluctuations in foreign exchange rates. See *"Highlighted Key Executive Compensation Program Topics"* on page 62 of this Proxy Statement. The Committee then determined that a sufficient degree of stretch existed in the targets (see *"Process for Determining Annual Incentive Pool Funding"* on page 65 for additional information).

These results are different than our results under GAAP. See *"Financial Measures"* on page 100 for a comparison of U.S. GAAP numbers to these objectives for annual incentive purposes.

2019 Financial Objectives (for Annual Incentive Purposes)

The table below provides a comparison of 2018 Results with 2019 Threshold, Target and Results.

Weighting	Financial Objectives (For Annual Incentive Purposes)	2018 Results ($)	2019 Threshold[4] ($)	2019 Target[4] ($)	2019 Results[4] ($)
40%	**Total Revenue**[1]	54.3 billion	47.7 billion	51.7 billion	52.4 billion
40%	**Adjusted Diluted EPS**[2]	3.00	2.59	2.81	3.00
20%	**Cash Flow from Operations**[3]	16.2 billion	8.1 billion	11.6 billion	12.9 billion

(1) Total Revenue for annual incentive purposes is based on budgeted foreign exchange rates assumed in each respective year and excludes certain non-recurring items. Therefore, 2019 and 2018 results differ from U.S. GAAP revenues of $51.8 billion and $53.6 billion, respectively.

(2) Adjusted Diluted EPS for annual incentive purposes is based on budgeted foreign exchange rates assumed in each respective year and excludes certain non-recurring items. See *"Financial Measures"* for a comparison of U.S. GAAP diluted EPS and non-GAAP Adjusted Diluted EPS for 2019 and 2018 for annual incentive purposes. See "Non-GAAP Financial Measure (Adjusted Income) – Certain Significant Items" in the 2019 Financial Report for information about significant substantive and/or unusual items that are evaluated on an individual basis.

(3) 2018 and 2019 Results exclude certain discretionary timing items for compensation purposes (non-GAAP amounts).

(4) The 2019 amounts shown in the table are adjusted to reflect the partial year impact from Consumer Healthcare and Array BioPharma Inc.

Note: See *"Financial Measures"* for a comparison of 2019 and 2018 U.S. GAAP revenues and U.S. GAAP diluted EPS and non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes, respectively. Adjusted Diluted EPS is defined as U.S. GAAP Diluted EPS excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes are not, and should not be viewed as substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively.

For more information on revenues, see "Revenues–Overview" in the 2019 Financial Report.

2019 TARGET SETTING FOR ANNUAL INCENTIVE AWARD OPPORTUNITY

The target annual incentive award opportunity for our NEOs represents a percentage of a salary grade midpoint which is set based on market data. The use of midpoints provides uniformity of annual bonus targets as all individuals in the same salary grade have the same target bonus.

Target annual incentive award levels are reviewed annually to ensure alignment with our compensation philosophy of targeting each compensation element and total direct compensation to approximately the market median, with consideration of internal equity among our ELT members. For more information on target setting see *"How We Establish Targets"* on page 71 in this Proxy Statement.

2019 ANNUAL INCENTIVE AWARDS

In February 2020, the Committee determined the annual incentive awards for the NEOs for 2019 performance:

- The Committee reviewed Mr. Read's and Dr. Bourla's performance as Executive Chairman and CEO, respectively, for 2019, with input from the other independent Directors and advice from the Committee's independent compensation consultant, to determine their respective 2019 annual incentive award.
- Dr. Bourla submitted 2019 annual incentive award recommendations to the Committee for each of the other NEOs (as well as the other ELT members) based on his evaluation of their individual performance and the performance of their respective business/operating unit.
  - The Committee, with input from the other independent Directors and the Committee's independent compensation consultant, reviewed these recommendations and considered the evaluation of each executive's performance and his or her relative contribution to Pfizer's overall performance, to determine the amounts awarded.
- The independent Directors reviewed and ratified the 2019 annual incentive awards for the CEO and other NEOs (as well as the other ELT members), including the Executive Chairman, as approved by the Committee.

Annual incentive award targets and payout ranges for 2019, as well as the actual annual incentive award payouts for each of the NEOs, are:

Name	2019 Salary Grade Midpoint ($)[1]	Target Payout as a % of Salary Midpoint	Payout Range as a % of Salary Midpoint	Target Award ($)	Maximum Award ($)[2]	Actual Award ($)
A. Bourla	1,729,800	150%	0-300%	2,594,700	5,189,400	3,630,000
I. Read	1,200,000	150%	0-300%	1,800,000	3,600,000	2,520,000
F. D'Amelio	1,300,000	100%	0-200%	1,300,000	2,600,000	1,820,000
M. Dolsten	1,300,000	100%	0-200%	1,300,000	2,600,000	1,820,000
J. Young	1,193,900	100%	0-200%	1,193,900	2,387,800	1,675,000

(1) See *"2019 Target Setting for Annual Incentive Award Opportunity"* for an explanation of how we use salary grade midpoints to determine target annual incentive awards.

(2) Maximum award is 200% of target award.

2019 Annual Long-Term Incentive Award Program (Equity)

Pfizer's annual long-term incentive compensation for our NEOs (and the other ELT members) is delivered entirely in the form of performance-based equity awards using two vehicles that incentivize long-term value creation:

	5- and 7-Year Total Shareholder Return Units (TSRUs)	Performance Share Awards (PSAs)
Objective/ Performance Measure	Provides absolute long-term alignment with shareholders by linking rewards to absolute TSR over a five- or seven-year period	Aligns rewards to both a strategic financial performance metric NI[1] over three one-year periods and relative TSR* performance as compared to the DRG Index over a three-year period
Weighting	50% of value at grant in total (25% each)	50% of value at grant
Metric	TSR	NI[1] and relative TSR*
Comparator	—	DRG Index
Vesting Period	Three-Year	Three-Year
Formula	(# of TSRUs granted x [Settlement Price – Grant Price + Dividend Equivalents]) / Settlement Price[4]	Average of the three annual NI[1] Performance Factors % + 1.5 x the first 20 percentage point differential between Pfizer's TSR* % and DRG Index TSR* %[2] + 2.0 x the differential over 20 percentage points[2]
	= Shares delivered	= PSA percentage earned[3]

* 30-day TSR

(1) Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Effective in 2019, the Adjusted Operating Income performance measure was replaced with an Adjusted Net Income performance measure for PSAs granted after 2017.

(2) Positive or negative adjustment.

(3) Payout is capped at target if TSR is negative.

(4) 20-day average of Pfizer's closing stock prices ending on the settlement date of the TSRUs.

2019 Grant Value of Annual Long-Term Incentive Awards

The 2019 grant value of each NEO's annual long-term incentive award was set by the Committee based on competitive market data (targeted to median), relative duties and responsibilities, the individual's future advancement potential, the individual's impact on Pfizer's results and for retention purposes.

These grant values, which differ from the accounting values shown in the *"2019 Summary Compensation Table,"* were as follows:

Name	5-Year TSRUs Value ($)[1] (25%)	7-Year TSRUs Value ($)[1] (25%)	PSAs Value ($)[1] (50%)	Total Grant Value of Annual LTI Awards[2] ($)
A. Bourla	3,000,000	3,000,000	6,000,000	12,000,000
I. Read	2,000,000	2,000,000	4,000,000	8,000,000
F. D'Amelio	1,500,000	1,500,000	3,000,000	6,000,000
M. Dolsten	1,250,000	1,250,000	2,500,000	5,000,000
J. Young	1,000,000	1,000,000	2,000,000	4,000,000

(1) Consistent with historical practice, the grant value is converted into TSRUs and PSAs using the value/closing stock price on the first trading day of the week of grant. The actual value of the grant may differ due to the change in the value of the TSRUs/PSAs between the conversion date and the date of grant. In addition, based on the PSA design, accounting rules provide that due to the use of three separately established annual goals, the value of one-third of the PSA grant for each of the 2017, 2018 and 2019 PSA grants is reported in the *"2019 Summary Compensation Table."*

(2) The amounts shown represent the full value of the annual grant, which is different from the 2019 amount reported in the *"2019 Summary Compensation Table,"* which reports the value of TSRUs granted in 2019, and the value of one-third of each of the 2017, 2018 and 2019 PSA grants, in accordance with applicable accounting rules. The Committee considers the full value in its determination of annual compensation.

Total Shareholder Return Units (TSRUs)

TSRUs, which deliver value based on absolute total shareholder return, vest on the third anniversary of the date of grant and settle on the fifth or seventh anniversary of the grant date, as applicable. The settlement value equals the difference between the settlement price and the grant price (both as described below), plus dividend equivalents accumulated during the term. The grant price is the closing stock price on the date of grant ($43.35 for the TSRUs granted on February 28, 2019), and the settlement price is the 20-day average of the closing prices ending on the fifth or seventh anniversary of the grant. The settlement value is delivered in shares of Pfizer common stock.

Performance Share Awards (PSAs)

The number of PSAs earned at the end of the three-year performance period will be determined as set forth below for the 2017, 2018 and 2019 grants. Effective with the 2019 performance year, the OI[(1)] performance measure was replaced with an NI[(2)] performance measure for PSAs granted after 2017. The relative TSR metric as compared to the DRG Index and the other features of the award remain unchanged, as illustrated in the *"How We Determine Performance Share Awards (PSAs) Earned"* table.

PSAs Features

The table below provides the details of the PSA program and the Committee's rationale for its decisions regarding the features of the PSAs granted in 2017 and paid in 2020:

Performance Share Award Features	Committee's Rationale
How are PSAs earned?	PSAs deliver value based on both a strategic financial measure, OI[(1)], and relative TSR against the DRG Index. See the following table.
Why use OI[(1)] as a PSA metric?	The Committee reviewed several metrics, and selected OI as a financial metric because of its expected correlation with long-term company performance and the view that it serves as a key indicator of the company's financial health.
Why is OI[(1)] measured annually for three years?	In determining the measurement period for the OI metric, the Committee decided that, given the nature of our business in which operating metrics can be impacted positively or negatively by events outside of the control of executives, such as shorter or longer than expected periods of exclusivity, new drug approvals (which have unpredictable timing) and purchases or dispositions of business units (all or part) or assets, the design of the PSA program would be based on the use of three one-year metrics, as they determined that a three-year metric may likely need to be adjusted to reflect unplanned positive or negative events that might affect OI. Also, the Committee incorporated the full three-year period in the relative TSR modifier and capped the OI metric at 150% of target with the overall maximum of 200% (after the application of the TSR modifier[(3)]).
Why use relative TSR as a PSA metric?	The relative TSR metric over the three-year performance period provides balance that is intended to drive performance over the three-year period and beyond and to ensure that pay delivery and long-term growth in the value of Pfizer are closely aligned.
How will the TSR be calculated?	The TSR calculation will be based on the average of 30 trading days immediately prior to the start and end of each three-year performance period.
Why is the 3-year relative TSR compared to the DRG Index?	Use of an objectively determined, publicly traded index consisting of major market-capitalized pharmaceutical companies provides greater transparency and ease of tracking by investors and participants.
Why has the PSA metric changed from OI[(1)] to NI[(2)] beginning with the 2019 performance year?	The Committee concluded that the change was appropriate in light of changes in our business reflected by the Consumer Healthcare joint venture. NI is similar to OI as a key indicator of the company's financial health. The major difference is that Other Income and Deductions are included in determining NI but not for OI. Given the equity method of accounting for investments (including the Consumer Healthcare joint venture), the Committee concluded that these investments should be included in the PSA metric and as such determined NI was more appropriate. For more information, see page 57.
Why did the 2017 PSAs continue to use OI[(1)] as the metric for the 2019 performance year?	Management believes that the 2017 PSAs are grandfathered for purposes of the performance compensation exception under Section 162(m) (relating to the deduction of compensation over $1 million). Management believes that changing the metric could jeopardize the "grandfathering" treatment, and the Committee decided to maintain the metric for the 2017 PSAs to avoid this risk of losing a tax deduction.

(1) Adjusted Operating Income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information-Certain Line Items" table in our 2019 Financial Report), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Effective in 2019, the Adjusted Operating Income performance measure was replaced with an Adjusted Net Income performance measure for PSAs granted after 2017.

(2) Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.

(3) Positive or negative adjustment. PSA payout is capped at target if TSR is negative.

How We Determine Performance Share Awards (PSAs) Earned

The number of PSAs earned at the end of the three-year performance period will be determined as follows for the 2017, 2018 and 2019 PSAs:

	FY 2017	FY 2018	FY 2019*	FY 2020*	FY 2021*
2017 PSAs (2017-2019)					
Metric	Adjusted Operating Income		Adjusted Operating Income		Adjusted Operating Income			
	Thres-hold	Target	Max	Thres-hold	Target	Max	Thres-hold	Target	Max						
Performance Factor	0%	100%	150%	0%	100%	150%	0%	100%	150%		
Adj. Operating Income[1] Goals ($B)	18.89	19.89	>	19.74	20.74	>	17.99	18.99	>		
Adj. Operating Income[1] Results	$19.50B = 68.85%			$20.33B = 66.92%			$19.64B = 146.00%				
Three-year Average[2]	93.92% = (68.85% + 66.92% + 146.00%) / 3										
Relative TSR** Modifier[3][4]	-17.88% = ((PFE TSR 34.14% - DRG Index TSR 46.07%) x 1.5)										
Final 2017 PSA Payout[4]	76.04% = 93.92% + (−17.88%) (range: 0–200%)										

2018 PSAs (2018-2020)					
Metric		Adjusted Operating Income		Adjusted Net Income		Adjusted Net Income			
		Thres-hold	Target	Max	Thres-hold	Target	Max	Thres-hold	Target	Max
Performance Factor		0%	100%	150%	0%	100%	150%	0%	100%	150%
Adj. Operating Income/Adj. Net Income[1] Goals ($B)		19.74	20.74	>	15.08	16.08	>	TBD	TBD	>
Adj. Operating Income/Adj. Net Income[1] Results		$20.33B = 66.92%			$17.00B = 150.00%			TBD		
Three-year Average[2]		TBD								
Relative TSR** Modifier[3][4]		TBD								
Final 2018 PSA Payout[4]		TBD (range: 0–200%)								

2019 PSAs (2019-2021)					
Metric			Adjusted Net Income		Adjusted Net Income		Adjusted Net Income		
			Thres-hold	Target	Max	Thres-hold	Target	Max	Thres-hold	Target	Max
Performance Factor			0%	100%	150%	0%	100%	150%	0%	100%	150%
Adj. Net Income[1] Goals ($B)			15.08	16.08	>	TBD	TBD	>	TBD	TBD	>
Adj. Net Income[1] Results			$17.00B = 150.00%			TBD			TBD		
Three-year Average[2]			TBD								
Relative TSR** Modifier[3][4]			TBD								
Final 2019 PSA Payout[4]			TBD (range: 0–200%)								

* Effective with the 2019 performance year, the Adjusted Operating Income performance measure was replaced with an Adjusted Net Income performance measure for PSAs granted after 2017. The 2019 amounts shown in the table are adjusted to reflect the partial year impact from Consumer Healthcare and Array BioPharma Inc.

** 30-day TSR

(1) Adjusted Operating Income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information - Certain Line Items" table in our 2019 Financial Report), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Percentage earned is based on results applied to a preapproved performance matrix. Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.

(2) The payout range from the operating metric (OI or NI) factor is 0% to 150%, with an overall maximum of 200% after the application of the relative TSR modifier.

(3) See PSA formula in the *"Performance Share Awards (PSAs)"* column on page 68 of this Proxy Statement.

(4) Subject to rounding.

2017-2019 PSA Payout

Name	Target Award At Grant (#)	Actual Award Earned[1] (#)	Actual Award Value At $34.72 Per Share ($)
A. Bourla[2]	53,540	45,566	1,582,052
I. Read	193,337	164,543	5,712,933
F. D'Amelio	53,540	45,566	1,582,052
M. Dolsten	53,540	45,566	1,582,052
J. Young	53,540	45,566	1,582,052

(1) These amounts include accumulated dividends on 76.04% of the target award for the three-year period, converted into shares at $34.72 per share on February 26, 2020.
(2) Deferred 100% of the PSAs into the Pfizer Inc. Deferred Compensation Plan.

SECTION 2 – How We Determine Executive Compensation

Role of the Compensation Committee

The Compensation Committee, comprised solely of independent Directors, determines the compensation for each of our executives (including the NEOs) and oversees the design and administration of Pfizer's executive compensation program. Each year, the Committee reviews and considers a comprehensive assessment and analysis of the executive compensation program, including the elements of each NEO's compensation, with input from the Committee's independent compensation consultant. The independent Directors review and ratify all decisions by the Committee relating to the compensation of our executive officers.

Role of the Independent Compensation Consultant

In 2019, the Committee continued to retain the firm of FW Cook & Co., represented by George Paulin, its Chairman, as the Committee's independent compensation consultant. Mr. Paulin attended all six of the Committee meetings held during the year. FW Cook & Co. advises the Committee on executive compensation matters in accordance with our policy on criteria and assessment of the firm's independence.

During 2019, Mr. Paulin, in addition to providing guidance before and during the Committee meetings, advised the Committee on all compensation matters it considered and advised on various executive pay topics. Mr. Paulin also advised the Committee and other Board members on matters relating to the implications of combining the CEO and Chairman positions, as well as a consulting arrangement with the former Executive Chairman, based on his experiences with similar transitions along with recent market data including compensation levels.

Fees Paid. The total amount of fees paid to FW Cook & Co. in 2019 for services provided to the Compensation Committee was $193,421. The Committee also reimburses FW Cook & Co. for Mr. Paulin's reasonable travel and business expenses. In addition, FW Cook & Co. serves as the independent advisor to the Governance & Sustainability Committee regarding non-employee Director compensation matters, as appropriate, and did not receive any fees in 2019 for this work.

How We Establish Targets

Target total direct compensation for each executive is set at approximately the 50th percentile of the market as defined by our Pharmaceutical Peers and General Industry Comparators. On an annual basis, the Committee reviews the total compensation opportunity of each NEO (as well as the other ELT members). This includes cash compensation (salary and target annual short-term incentive) and target annual long-term incentive compensation, as well as perquisites, retirement benefits and health and insurance benefits. The Committee, with the advice of its independent compensation consultant, then sets each NEO's compensation target for the current year. This generally involves establishing an annual short-term incentive opportunity and a long-term incentive award. Regular salary adjustments, if any, typically become effective on April 1 of each year. The Committee's decisions are reviewed and ratified by the independent Directors.

This chart explains the Compensation Committee's process for determining our executive pay targets.

Analysis/Tools	How We Use This Information	Purpose

Peer and Comparator Group Pay Analysis
 	
Data source: Publicly available financial and compensation information as reported by our Pharmaceutical Peer and General Industry Comparator Groups
 	
(Typically from surveys and public filings)
	• We target the median compensation values of our peer and comparator groups to help determine an appropriate total level and pay mix for our executives.
	
	• Each compensation target is assigned a numbered salary grade to simplify our compensation administration process.
	
	  – Each salary grade has a range of salary levels: including minimum, midpoint and maximum.
	
	  – Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint to approximate the bottom and top pay quartiles for positions assigned to that grade.
	
	• We review this framework/salary grade as a guide to determine the preliminary salary recommendation, target annual short-term incentive award opportunity, and target annual long-term incentive value for each executive position.
	
	Note: The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median.
		Establishes a competitive pay framework using comparator groups' median compensation values, to help determine an optimum pay mix of base pay, annual short-term and long-term incentive targets

Tally Sheets Data source: Internal compensation and benefits data	• We review a "tally sheet" for each ELT member that includes target and actual total compensation elements, stock ownership as well as benefits information, accumulated deferred compensation, and outstanding equity award values. The Committee believes that tally sheets are a useful tool in evaluating total compensation in relation to market pay and internal pay equity.	Provides additional information that assists the Committee in evaluating total compensation in relation to competitive market practice and performance

Our 2019 Peer Groups – Competitive Pay Positioning

We recognize that while some information is available on the performance of our non-U.S.-based peer companies, the compensation data can be limited in terms of comparable benchmarks and other information compared to peers with U.S. pay models. As such, the Committee references both groups as they provide useful compensation data (pharmaceutical industry and complex multi-national businesses) for our annual benchmarking analysis and are also a source of talent for Pfizer.

2019 PHARMACEUTICAL PEER AND GENERAL INDUSTRY COMPARATOR GROUPS

Our peer group for 2019 consisted of the companies listed in the charts below.

2019 Pharmaceutical Peer Group (12)

AbbVie	Bristol-Myers Squibb	GlaxoSmithKline	Novartis*
Amgen	Eli Lilly	Johnson & Johnson	Roche*
AstraZeneca	Gilead Sciences	Merck	Sanofi*

* The Committee recognizes that while data are available on the performance of some of our non-U.S.-based peer companies, the compensation data in some cases are limited in terms of comparable benchmarks and may use different pay models as compared to Pfizer's pay model.

2019 General Industry Comparator Group (19)

3M	Coca-Cola	IBM	United Parcel Service
AT&T	Comcast	Lockheed Martin	United Technologies
Boeing	ConocoPhillips	Mondelez	UnitedHealth Group
Caterpillar	General Electric	PepsiCo	Verizon
Chevron	Honeywell	Procter & Gamble	

PFIZER COMPARISON TO PEER GROUP MEDIANS

The chart below compares Pfizer's 2019 revenue, net income and market capitalization to the median 2019 revenue, net income and market capitalization for our Pharmaceutical Peer and General Industry Comparator groups.

In Billions	Pfizer ($)	Pharmaceutical Peer Group Median ($)**	General Industry Comparator Group Median ($)
Revenue*	51.8	26.1	74.1
Reported Net Income*	16.3	7.8	6.1
Market Capitalization*	203.2	136.4	135.2

*   Revenue and Net Income based on published earnings releases. Market Capitalization as of February 14, 2020.

** Excludes Novartis, Roche and Sanofi.

SECTION 3 – How We Evaluate Performance: 2019 Compensation Decisions

Linking Pay and Performance

This section highlights the Committee's key compensation decisions process for 2019.

PAYING FOR PERFORMANCE

The Committee made decisions about individual compensation elements and total compensation using its judgment, advice from its independent compensation consultant, and input from the CEO (in the case of the other NEOs other than the Executive Chairman), focusing primarily on each NEO's performance against his individual financial and strategic objectives and other performance factors, as illustrated in the *"2019 NEO Performance Summaries"*, as well as Pfizer's overall performance.

In 2019, the Committee considered the following:

ANNUAL PERFORMANCE ASSESSMENT

Setting Performance Objectives	Factors Used in Determining NEO Total Direct Compensation	Determining 2019 Awards
• The individual performance objectives for our NEOs* reflect the goals the CEO (for his direct reports) and the Committee believes our executives should focus on during the year in order to achieve Pfizer's business goals, including financial, operating and/or strategic plans. • Progress against these objectives is monitored and reviewed during the year. The Committee recognizes that increasing TSR should be emphasized; however, they also acknowledge that performance against this objective may not be reflected in a single 12-month period. * See the *"Executive Summary: Leadership Transition"* section of this Proxy Statement for the Executive Chairman's summary of key objectives and assessment.	Achievement of key financial and non-financial objectives such as: • Total Revenue • Adjusted Diluted EPS • Cash Flow from Operations • Adjusted Operating Income/Adjusted Net Income • Total Shareholder Return • Key business/operating unit financial performance metrics such as Revenue and Income Before Taxes	• Reviewed annual incentive funding matrix, and found that the funding ranges corresponding to their respective performance levels and their relative relationship were appropriate. • Determined that the degree of difficulty of the targets (and other points on the matrix) was appropriately challenging, while being reasonable, given the business environment and related factors. • Reviewed the target levels for the annual long-term incentive awards and concluded that they were appropriate and did not encourage unnecessary or excessive risk-taking.

2019 NEO Performance Summaries

The tables below provide a summary of each NEO's individual accomplishments for 2019, other than the Executive Chairman. The Executive Chairman's key objectives and accomplishments were included in the *"Executive Summary: Leadership Transition"* section of this Proxy Statement.

Albert Bourla, DVM, Ph.D.
CEO*

- Achieved $51.8 billion in revenue for Pfizer Inc
- Achieved significant product approvals including:
  - Bavencio + Inlyta for first-line treatment of advanced renal cell carcinoma in the U.S./EU/Japan
  - Biosimilar adalimumab in the U.S.
  - Biosimilar bevacizumab in the U.S./EU/Japan
  - Biosimilar rituximab in the U.S./Japan
  - Biosimilar Trazimera in the U.S.
  - Ibrance for the treatment of men with HR+, HER2- advanced or metastatic breast cancer in combination with an aromatase inhibitor as initial endocrine-based therapy or with fulvestrant following disease progression on endocrine therapy
  - Vyndaqel for the treatment of ATTR cardiomyopathy in the U.S./Japan
  - Xtandi for the treatment of metastatic castration-sensitive prostate cancer in the U.S.
- Strengthened each of Pfizer's three businesses with a series of business development transactions aligned with strategy of becoming a more focused innovative biopharmaceutical company:
  - Completed joint venture transaction combining Pfizer's Consumer Healthcare and GlaxoSmithKline's Consumer Healthcare businesses, creating the largest over-the-counter consumer healthcare company globally
  - Announced a definitive agreement to combine Pfizer's global, primarily off-patent branded and generic established medicines business, Upjohn, with Mylan, to create the largest specialty generic company
- Bolstered Pfizer's internal pipeline with external science through transactions/acquisitions including:
  - Vivet Therapeutics (Wilson Disease) – genetic condition that causes accumulation of copper in liver and other organs
  - Therachon Holding AG (Achondroplasia) – genetic condition resulting in a form of short-limb dwarfism
  - Array BioPharma Inc. – Metastatic Colorectal Cancer (mCRC) (including studies in patients with BRAF-mutant mCRC in the first-, second- and third-line settings) and cardiomyopathy due to a Lamin A/C Gene Mutation
  - Akcea Therapeutics Inc., a majority owned affiliate of Ionis Pharmaceuticals Inc. – (ANGPTL3 – LRX, an investigational antisense therapy being developed to treat patients with certain cardiovascular and metabolic diseases)
- Launched Pfizer's renewed company purpose – *Breakthroughs that change patients' lives*
- Embedded new corporate values of courage, excellence, equity and joy into our culture across the company

* Effective January 1, 2020, Chairman and CEO.

Frank A. D'Amelio
CFO, EVP, BUSINESS OPERATIONS AND GLOBAL SUPPLY

- Achieved 2019 revenues and Adjusted Diluted EPS guidance
- Reduced outstanding shares by approximately 300 million through $8.9 billion in share repurchases
- Returned approximately $16.9 billion to shareholders through dividends and share repurchases
- Generated $12.6 billion of operating cash flow
- Manufactured and delivered more than 40 billion doses to patients
- Announced a definitive agreement to combine Pfizer's global, primarily off-patent branded and generic established medicines business, Upjohn, with Mylan, to create the largest specialty generic company
- Completed joint venture transaction combining Pfizer's Consumer Healthcare and GlaxoSmithKline's Consumer Healthcare businesses
- Completed four business development transactions with high value programs: Vivet Therapeutics, Therachon Holding AG, Array BioPharma Inc., and Akcea Therapeutics Inc., a majority owned affiliate of Ionis Pharmaceuticals Inc.

Mikael Dolsten, M.D., Ph.D.

CHIEF SCIENTIFIC OFFICER, PRESIDENT, WRDM

- Delivered six key regulatory approvals covering rare disease and cancer, including: Vyndaqel for the treatment of ATTR Cardiomyopathy (U.S./Japan), Bavencio + Inlyta for first-line treatment of advanced renal cell carcinoma (U.S./EU/Japan), Xtandi for the treatment of metastatic castration-sensitive prostate cancer (U.S.) and three Oncology biosimilar medicines: Zirabev (bevacizumab-bvzr) (U.S./EU/Japan); Ruxience (rituximab-pvvr) (U.S./Japan); and Trazimera (trastuzumab-qyyp) (U.S.)
- Progressed 33 programs in the pipeline (Phase 1 to registrations), with a focus on five therapeutic areas. Key examples include:
  - Submitted Vyndaqel (tafamidis meglumine) for the treatment of Transthyretin Amyloid Cardiomyopathy (U.S./EU) and Xtandi for the treatment of metastatic castration-sensitive prostate cancer (U.S.)
  - Acquired two Phase 3 programs from Array BioPharma Inc.
  - Completed Phase 2 studies such as anti-TFPI for the potential treatment of Hemophilia, RN888 (PD-1) for the potential treatment of cancers, a potential Pneumococcal conjugate vaccine 20-valent (Infant) and a potential hemophilia A Gene therapy in a partnership with Sangamo
  - Commenced Phase 1 and 2 study starts in the areas of inflammatory diseases, vaccines, rare disease, multiple cancers and internal medicine
- Completed four key deals in rare disease, cancer, and internal medicine and acquired equity investments in early biotech, and academic research collaborations
- Ensured overall successful pharmacovigilance and medical support to all Pfizer products and clinical programs

John D. Young

CHIEF BUSINESS OFFICER, GROUP PRESIDENT

- Completed joint venture transaction combining Pfizer's Consumer Healthcare and GlaxoSmithKline's Consumer Healthcare businesses; joined the Board of Directors for the Consumer Healthcare joint venture
- Announced a definitive agreement to combine Upjohn business with Mylan to create the largest specialty generic company
- Bolstered the internal pipeline with external science: Vivet Therapeutics (Wilson Disease), Therachon Holding AG (Achondroplasia) – genetic condition resulting in a form of short-limb dwarfism, Array Biopharma Inc. – Metastatic Colorectal Cancer (mCRC) (including studies in patients with BRAF-mutant mCRC in the first-, second- and third-line settings) and cardiomyopathy due to a Lamin A/C Gene Mutation, Akcea Therapeutics, Inc./Ionis Pharmaceuticals, Inc. – (ANGPTL3 for patients with certain cardiovascular and metabolic diseases)
- Led the Portfolio Strategy and Investment (PSI) Committee to accelerate R&D productivity through objective portfolio decisions applying consistent analytics across all therapeutic areas. Outcome included six positive Proof of Concepts (POCs), four endorsed pivotal study starts, and 13 new program investments prioritized at PSI
- Supported 44 product launches across top 16 markets through Global Commercial Operations
- Ensured that all Phase 3 programs have incorporated value-based access solutions into their plans, successfully implemented C-suite to C-suite engagements with major U.S. payer and provider customers, and executed a value-based agreement with Prime Therapeutics, a leading pharmacy benefit manager serving more than 28 million members nationally

SECTION 4 – 2020 Compensation Actions

Salary and Annual Incentive Targets

The Committee approved salaries and 2020 target annual incentive award levels, which are based on a percentage of salary midpoints for the NEOs as follows:

Name[1]	2020 Title	April 1, 2020 Salary ($)	2020 Salary Midpoint ($)	2020 Target Annual Incentive (%)	2020 Target Annual Incentive ($)
A. Bourla[2]	Chairman and CEO	1,650,000	1,830,600	150%	2,745,900
F. D'Amelio	CFO, EVP, Business Operations and Global Supply	1,545,000	1,300,000	100%	1,300,000
M. Dolsten	Chief Scientific Officer, President, WRDM	1,445,000	1,300,000	100%	1,300,000
J. Young	Chief Business Officer, Group President	1,295,000	1,193,900	100%	1,193,900

(1) Mr. Read retired on December 31, 2019 and is no longer an employee.
(2) Dr. Bourla retained his CEO role and was elected Chairman of the Board of Directors, effective January 1, 2020, and his compensation was adjusted to reflect the Chairman role as shown above.

2020 Annual Long-Term Incentive Awards

In February 2020, the Committee granted long-term incentive awards to the NEOs in consideration of their 2019 performance and their expected future performance. These awards included 50% of the award value granted as 5- and 7-Year TSRUs and the remaining 50% granted as PSAs.

Name*	Award Value ($)	Estimated Future Payouts Under the Performance Share Program[1] PSA Grants			5-Year TSRUs Grant[3] (#)	7-Year TSRUs Grant[3] (#)
		Threshold (#)	Target (#)	Maximum[2] (#)		
A. Bourla	13,000,000	0	187,482	374,964	553,697	474,398
F. D'Amelio	6,000,000	0	86,530	173,060	255,553	218,953
M. Dolsten	5,000,000	0	72,108	144,216	212,961	182,461
J. Young	4,000,000	0	57,687	115,374	170,368	145,969

* Mr. Read retired on December 31, 2019 and as such did not receive a February 2020 annual LTI award.
(1) The actual number of shares, if any, that will be paid out at the end of the performance period (2020-2022) cannot be determined because the shares earned by the NEOs will be based upon our future performance compared with the three one-year annual Adjusted Net Income targets and Pfizer's relative three-year TSR performance as compared to the DRG Index. Dividend equivalents are provided on any shares earned and will be paid at the end of the performance period. See more detail regarding this program under "*Performance Share Awards (PSAs)."*
(2) Based on performance against the three one-year annual Adjusted Net Income targets and Pfizer's relative three-year TSR performance as compared to the DRG Index, varying amounts of shares of common stock, from 0% to 200% of target, will be earned. In no event will the payout exceed the maximum payout of 200% of target. Additionally, the payout is capped at target if TSR for the performance period is negative.
(3) 5- and 7-Year TSRUs vest on February 27, 2023, the third anniversary of the grant date, and will be settled in shares on the fifth or seventh anniversary of the grant date, February 27, 2025 and February 27, 2027, respectively. The number of shares delivered at settlement, if any, for each TSRU will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending on February 27, 2025 and February 27, 2027, respectively) and the TSRU grant price ($34.10), plus dividend equivalents accrued during the life of the TSRU, divided by the settlement price, subject to the results being positive.

NOTE: Consistent with historical practice, long-term incentive award values are converted into units using the closing stock price/value on the first trading day of the week of grant. The PSA values were converted to units using the closing stock price on February 24, 2020 of $34.67. The 5-Year TSRU values were converted to TSRUs using $5.87 and the 7-Year TSRU values were converted to TSRUs using $6.85, representing the estimated value at grant using the Monte Carlo Simulation model as of February 24, 2020.

EQUITY AWARD GRANT PRACTICES

The Committee customarily approves equity awards to eligible employees, including the NEOs, at its meeting held in late February of each year. The awards are ratified by the independent Directors and granted as of the day of ratification. Equity grants to certain newly hired employees, including executive officers, are effective on the last trading day of the month of hire. Special equity grants to continuing employees are effective on the last trading day of the month in which the award is approved. TSRU and stock option grants have an exercise/grant price equal to the closing market price of Pfizer's common stock on the grant date. Our equity incentive plan prohibits the repricing or exchange/cash out of equity awards without shareholder approval.

SECTION 5 – Post-Employment Compensation and Benefits

The following table provides information on Pfizer's post-employment compensation programs and benefits available to eligible U.S.-based employees, including eligible NEOs (unless otherwise noted):

Plan/Eligibility	Description of Benefit
Pension and Savings Plans Plans include: - defined benefit pension plan (frozen) - non-qualified supplemental pension plan (frozen) - defined contribution savings plan - non-qualified supplemental savings plans Benefits under the non-union defined benefit pension plans were frozen as of December 31, 2017 for all participants, although participants may continue to grow into retirement plan milestones.	All eligible colleagues, including participants in the frozen U.S. defined benefit plan, earn retirement benefits through an age- and service-weighted annual company-provided Retirement Savings Contribution (RSC) to the defined contribution savings plan, or non-qualified supplemental savings plans as appropriate, which is in addition to the company matching contributions. The Pfizer defined contribution savings plan permits all eligible U.S. employees, including the NEOs, to make pre-tax, after-tax and/or Roth contributions, from their eligible pay, up to certain limits and to receive company matching contributions. Pfizer also maintains a non-qualified supplemental savings plan that permits eligible participants (including the NEOs) to make pre-tax contributions in excess of IRC limits on qualified plans and to receive matching contributions and the RSC, if applicable. The provisions and features of the qualified defined benefit pension plan and the related supplemental pension plan are described in the narrative accompanying the *"2019 Pension Benefits Table"* and the *"2019 Non-Qualified Deferred Compensation Table."*

> **All eligible U.S. colleagues earn retirement benefits through the savings plans in the form of elective deferrals, matching contributions and the RSC since the freezing of the defined benefit pension plans as of December 31, 2017.**

Plan/Eligibility	Description of Benefit
Insurance Plans Provide health and family security benefits, such as medical insurance, dental insurance, life insurance and long-term disability insurance.	Programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees, including the NEOs, and at the same time enhance Pfizer's attractiveness as an employer of choice. The cost of these plans is shared between the employee and the company. The company's annual cost of the benefit coverage for each NEO ranges from approximately $19,278 to $28,860, based on the coverage selected.
Supplemental Individual Disability Insurance	Pfizer makes available additional supplemental individual disability insurance coverage, in excess of the limits available under the company's group long-term disability plan, with participants paying the full cost of this coverage.
Deferred Compensation Executives are permitted to elect to defer receipt of their annual incentive awards and any shares earned under the PSAs into the Pfizer Inc. Deferred Compensation Plan (DCP).	Annual incentive awards may be deferred under one or more of the following plans: Pfizer Savings Plan (PSP), the Pfizer Supplemental Savings Plan (PSSP) and/or DCP. Deferrals into the PSP, DCP and PSSP, may be invested (PSP) or notionally invested (DCP/PSSP) in a selection of mutual funds, Pfizer stock and/or a cash equivalent fund (DCP only). The Pfizer stock unit funds are credited with dividends, which are reinvested into dividend equivalent units or other investments.
Retiree Healthcare Benefits Pfizer maintains post-retirement medical coverage.	Active employees who are at least age 55 and have at least 10 years of service after age 40 are eligible for post-retirement medical coverage; there is a company subsidy for those with more than 15 years of service after age 40. For U.S. employees, including the NEOs, the total employer provided subsidy for the post-retirement medical coverage currently ranges from $123,000 to $275,000 (based on service and coverage) which is utilized over the course of retirement.
Executive Severance Plan Provides severance benefits to NEOs (and the ELT members) in the event of involuntary termination of employment without cause. Severance payments and benefits under the Executive Severance Plan are described in *"Estimated Benefits upon Termination Table."*	Benefits consist of cash severance equal to the greater of: (a) one times pay (defined as base salary plus target annual incentive), or (b) 13 weeks' pay plus three weeks' pay per year of service, subject to a maximum of 104 weeks' pay. Eligible participants in the GPP also receive a pro-rata annual incentive for the year of termination, provided certain performance targets are achieved, as well as certain health and insurance benefits.

SECTION 6 – Other Compensation Programs and Policies

PERQUISITES

We provide a limited number of perquisites to our ELT members, including the NEOs: limited personal use of company aircraft, reimbursement for certain financial counseling and home security services and, solely, as described below for the CEO and Executive Chairman, a car and driver. The transportation benefits provide increased efficiencies and allow more productive use of our executives' time and, in turn, greater focus on Pfizer-related activities. The Committee believes these perquisites are consistent with market practice and contribute to executive security, recruitment and retention.

We do not provide tax "gross-ups" for perquisites provided to the NEOs, except in the case of certain relocation expenses (consistent with our relocation policy for U.S.-based employees generally). Therefore, executives (including the NEOs) pay taxes due on perquisites (other than certain relocation expenses). The Committee reviews and carefully considers the reasonableness of and rationale for providing these perquisites.

Perquisite	Description
Car and Driver	
	For both the Executive Chairman and CEO during 2019 and solely for the Chairman & CEO effective January 1, 2020 ("Covered Individuals"):
	For security reasons, a car and driver are available to the Covered Individuals for personal use (including commuting) and the cost does not need to be reimbursed. Spouse/partner travel is generally considered personal use and the incremental cost of such travel must be reimbursed to the company.
	For tax purposes, the cost of the personal use of the car and fuel is imputed as income to the Covered Individuals. All taxes on this income are paid by the Covered Individuals and no gross-up payment for these taxes is made by the company. Tax regulations provide that as a result of the recommendations contained in an independent, third-party security study, the cost of the driver is not reportable as income to the Covered Individuals.
	The unreimbursed incremental cost to the company of personal use of a car and driver by Dr. Bourla and Mr. Read in 2019 is reflected in the table below and also in the "All Other Compensation" column in the SCT.
	For the other NEOs: Cars and drivers are available for business reasons; NEOs (other than the Covered Individuals) are required to reimburse the company for personal use of cars and drivers.
Aircraft Usage	
	For the Covered Individuals:
	As a result of the recommendations contained in an independent, third-party security study, the Board has determined that the Covered Individuals must use company-provided aircraft for all air travel, including personal travel, to the maximum extent practicable.
	The security study also recommends that the Covered Individuals' respective spouses use company-provided aircraft when accompanying the Covered Individual, to the maximum extent practicable. Travel by the spouses is generally considered personal use and is subject to taxation and disclosure. The company also entered into a Time Sharing Agreement for 2019 with Mr. Read pursuant to which Mr. Read reimbursed the company for certain expenses related to his personal use of our corporate aircraft. This agreement expired on December 31, 2019.
	Travel on company aircraft by Pfizer executives to attend boards of directors' meetings at external companies is treated as personal travel.
	For the other NEOs: Company aircraft are available for business travel and limited personal travel. Personal use is permitted only with the prior approval of the CEO or his designees and is subject to other limitations.
Other Perquisites	
Financial Counseling	Provides a taxable allowance of up to $10,000 per year to the NEOs for financial counseling services, which may include tax preparation and estate planning services.
Home Security	Taxable reimbursement for appropriate home security systems and monitoring charges is provided to the NEOs.

The amounts for perquisites disclosed in the "All Other Compensation" column in the SCT and in the table below have been valued based on the incremental costs to the company for the personal use of company-provided aircraft. Incremental costs for personal use consist of the variable costs incurred by Pfizer to operate the aircraft for such use. Such costs do not include fixed or non-variable costs that would be incurred whether any personal use of the aircraft took place, such as crew salaries and benefits, insurance costs, aircraft purchase costs, depreciation, and scheduled maintenance.

2019 Incremental Cost of Perquisites

The following table summarizes the incremental cost of perquisites for the NEOs in 2019.

Name	Aircraft Usage ($)	Financial Counseling ($)	Car Usage ($)	Home Security ($)	Other ($)[1]	Total ($)
A. Bourla	142,306	10,000	29,916	1,092	—	183,314
I. Read[2]	200,000	10,000	8,895	2,460	—	221,355
F. D'Amelio	132,432	9,599	—	—	2,091	144,122
M. Dolsten	63,704	10,000	—	2,100	887	76,691
J. Young	82,976	—	—	2,306	1,107	86,389

(1) The amounts shown for the NEOs represent the value of certain personal expenses provided in association with business travel. In addition, for Mr. Young, the amounts include $685 for tax services relating to his prior relocation, which is consistent with Pfizer's relocation policy for U.S.-based employees.

(2) Mr. Read retired from Pfizer on December 31, 2019 and is no longer eligible to receive perquisites other than financial counseling for one year post-retirement, consistent with Pfizer's financial counseling program.

Tax Policies

Prior to 2018, IRC Section 162(m) generally limited to $1.0 million the amount of non-performance-based remuneration that Pfizer could deduct in any calendar year for certain executive officers. We structured our annual incentive awards and long-term incentive awards with the intention of meeting the exception to this limitation for "performance-based" compensation, as defined in IRC Section 162(m), so that these amounts could be fully deductible for income tax purposes.

To maintain flexibility and the ability to pay competitive compensation, we do not require all compensation to be deductible. Historically, since the non-performance-based compensation paid to our NEOs exceeded $1.0 million, a portion of their compensation has not been deductible.

Effective January 1, 2018, the exemption from the Section 162(m) deduction limit for performance-based compensation was repealed, such that compensation paid to our NEOs in excess of $1.0 million is not deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. The company will utilize the transition relief provisions for eligible compensation to the extent possible. We will continue to maintain flexibility and the ability to pay competitive compensation by not requiring all compensation to be deductible.

Derivatives Trading/Hedging Policy

We have a policy that prohibits our employees, including the NEOs, and Directors from purchasing or selling options on Pfizer common stock or engaging in short sales of Pfizer common stock. In addition, the policy prohibits trading in puts, calls, straddles, equity swaps or other derivative securities that are directly linked to Pfizer common stock (sometimes referred to as "hedging").

Compensation Recovery/Clawback

The Compensation Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives in the event of any accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities law. Where applicable, we will seek to recover any amount the Committee determines to have been inappropriately received by the individual executive officer.

In addition, our equity and cash incentive awards contain compensation recovery/clawback provisions that authorize the cancellation and reduction of outstanding awards and the return of shares or cash paid or gain realized from an award, if the NEOs, other executives or employees: (i) engage in any activity in competition with the company; (ii) engage in any activity inimical, contrary or harmful to the interests of the company (or directly supervise any employee who engages in such activity) or that violates any company policies; or (iii) disclose or misuse any confidential information or material concerning the company.

Furthermore, in accordance with the terms of the Regulatory and Compliance Committee's (RCC) Charter, if a government or regulatory action occurs that, in the judgment of the RCC, has caused significant financial or reputational damage to the company or otherwise indicates a significant compliance or regulatory issue within the company, then the RCC shall make a written recommendation to the Compensation Committee concerning the extent, if any, to which the incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in the conduct at issue or with direct supervision over an employee that engaged in the conduct at issue should be reduced, extinguished, or recovered.

The company will disclose its decision to take action when required by, and in compliance with, SEC rules and regulations and other applicable laws. In addition, when legally permissible to do so, the company will disclose a decision to take action when the facts and circumstances of the matter have been publicly disclosed in the company's filings with the SEC and where disclosure can be made without prejudicing the company and its shareholders.

These recovery/clawback policies are in addition to any policies or recovery rights provided under applicable law.

Stock Ownership and Holding Requirements

Our NEOs are subject to stock ownership and holding requirements. CEO and Employee directors are required to own Pfizer common stock equal in value to at least six times their annual salary. Each of the other NEOs is required to own Pfizer common stock equal in value to at least four times their annual salary. For purposes of these requirements, ownership includes not only shares owned directly by the NEO, but also shares and certain units held through various Pfizer plans and programs. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over a five-year period, at the end of which the executive is expected to have reached the applicable ownership level.

Until an NEO reaches the applicable milestone, he must hold and may not sell any shares (except to meet tax withholding obligations). Once the ownership level is met, NEOs must hold and may not sell shares if doing so would cause ownership to fall below that level. As of December 31, 2019, Dr. Bourla owned Pfizer common stock and units equal in value to approximately 11 times his salary. We believe that these holding requirements align the interests of our NEOs with those of our shareholders. Additionally, certain long-term incentive awards continue to vest and settle in accordance with their stated terms following an NEO's retirement, rather than vesting upon retirement, maintaining the alignment with shareholders into retirement.

2019 STOCK OWNERSHIP[(1)]


A. Bourla
11x
I. Read
30x
CEO/Employee Director Guideline Requirement: 6x Base Salary
F. D'Amelio
9x
M. Dolsten
5x
J. Young
14x
NEO Guideline Requirement: 4x Base Salary

(1) Determined using Pfizer closing stock price, base salary and shares held as of December 31, 2019 (rounded).

Note: Consistent with our policy prohibiting the pledging of Pfizer stock, none of our NEOs or other executive officers has pledged Pfizer stock as collateral for personal loans or other obligations.

Criteria for Selection of Committee Consultant

The Committee has established the following criteria for selecting its compensation consultant. For more information regarding the role of the independent compensation consultant, see *"How We Determine Executive Compensation – Role of the Independent Compensation Consultant"* earlier in this CD&A.

Degree of independence:
- Financial independence: measured by dollar volume of other business conducted with Pfizer
- Independent thinking: subjectively assessed by evaluating known work, as well as information gathered in screening interviews

Familiarity with the business environment:
- Knowledge of the pharmaceutical industry and general industry comparator companies
- Specific knowledge of Pfizer, its strategic objectives and its culture, its senior management and its Board of Directors
- Broad knowledge of market trends, investor preferences, proxy advisor policies, compensation risk-management and any applicable regulations
- Public and investor relations expertise

Particular strengths and/or distinguishing characteristics including, but not limited to:
- Creative thinking
- Strong understanding of corporate governance
- Special areas of expertise
- Ability to establish rapport and dynamic presence with groups

References from current clients for whom the consultant acts in an advisory role similar to the role desired by the Committee

Potential issues such as:
- Conflicts of interest with other clients or Committee members
- Degree of availability/accessibility

2019 INDEPENDENCE ASSESSMENT OF COMMITTEE CONSULTANT

In 2019, the Committee decided to continue to retain the firm of FW Cook & Co., represented by George Paulin as lead advisor, to serve as its independent compensation consultant after assessing the firm's independence, including taking into consideration the following factors:

- the fact that neither the firm, nor Mr. Paulin, provides any other services to the company other than as a consultant to the Governance & Sustainability Committee on Board-related compensation matters;
- the fees received by the firm as a percentage of its total revenues;
- the firm's policies and procedures designed to prevent conflicts of interest;
- the absence of any significant business or personal relationships between the firm or Mr. Paulin and the members of the Committee;
- the fact that neither the firm, nor Mr. Paulin, owns any company stock or equity derivatives; and
- the absence of any business or personal relationships between the firm or Mr. Paulin and any executive officer of the company.

Based upon this assessment, the Committee determined that the engagement of FW Cook & Co. does not raise any conflicts of interest or similar concerns.

Compensation Tables

2019 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change In Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
A. Bourla Chief Executive Officer[6]	2019	1,600,000	–	4,290,956	6,075,290	3,630,000	1,726,448	606,269	17,928,963
	2018	1,400,000	–	2,592,079	3,954,369	1,533,000	0	375,109	9,854,557
	2017	1,170,000	–	1,651,093	1,801,215	1,260,000	2,767,669	186,324	8,836,301
I. Read Executive Chairman[7]	2019	1,200,000	–	6,743,656	4,050,197	2,520,000	984,257	788,355	16,286,465
	2018	1,992,500	–	7,030,630	6,854,237	3,000,000	0	671,846	19,549,213
	2017	1,956,750	–	6,631,652	14,504,377	2,600,000	1,748,637	472,359	27,913,775
F. D'Amelio Chief Financial Officer, EVP, Business Operations and Global Supply	2019	1,500,000	–	2,582,446	3,037,649	1,820,000	1,612,163	523,472	11,075,730
	2018	1,407,917	–	2,013,091	2,108,995	1,310,000	0	299,826	7,139,829
	2017	1,356,750	–	1,882,190	1,801,215	1,120,000	1,947,139	190,740	8,298,034
M. Dolsten Chief Scientific Officer, President, Worldwide Research, Development and Medical[8]	2019	1,400,000	–	2,414,725	2,531,376	1,820,000	987,243	444,701	9,598,045
	2018	1,306,250	–	2,013,091	2,108,995	1,326,000	0	315,863	7,070,199
	2017	1,271,250	–	1,882,190	1,801,215	1,150,000	1,332,809	233,351	7,670,815
J. Young Chief Business Officer, Group President[9]	2019	1,245,000	–	2,247,004	2,025,093	1,675,000	1,325,847	441,439	8,959,383
	2018	1,206,250	–	2,013,091	2,108,995	1,385,000	0	408,379	7,121,715
	2017	1,170,000	–	3,882,186	3,801,214	1,015,000	1,156,500	481,210	11,506,110

(1) **Stock Awards** column amounts represent for 2019, the grant date fair value of one-third of the PSAs granted in 2019, 2018 and 2017; for 2018, one-third of the value of the PSAs granted in 2018, 2017 and 2016; and for 2017, the grant value of RSUs granted to Mr. Young, and, for all NEOs, one-third of the value of the PSAs granted in 2017, 2016 and 2015.

The PSA amounts for 2019 shown in the table above represent the value (determined using the closing stock price on February 28, 2019), of one-third of the grant of the PSAs granted in 2019, 2018 and 2017, consistent with the applicable accounting rules, as only the 2019 PSAs first-year goal, 2018 PSAs second-year goal and 2017 PSAs third-year goal of the three-year performance period beginning in 2019 were set in 2019. The maximum potential values of the PSAs at the grant date reflected in 2019 (assuming the grant date closing stock price of $43.35) based on the units included here (one-third of the PSAs granted in 2019, 2018 and 2017) would be as follows (subject to rounding): Dr. Bourla—$8,581,912; Mr. Read—$13,487,312; Mr. D'Amelio—$5,164,892; Dr. Dolsten—$4,829,450; and Mr. Young—$4,494,008. The PSA grant date fair values have been determined using Pfizer's closing stock price on the respective grant date.

However, the Committee considered the full value of the 2019 annual LTI award when making the grant, and the amounts shown below represent (subject to rounding) the full grant date fair values using $43.35 per share/unit:

	A. Bourla	I. Read	F. D'Amelio	M. Dolsten	J. Young
A. PSAs at Target ($)	6,037,615	4,025,091	3,018,807	2,515,687	2,012,524
B. TSRUs ($)	6,075,290	4,050,197	3,037,649	2,531,376	2,025,093
C. 2019 LTI Award (Full Grant Date Fair Value) ($) (A + B)	12,112,905	8,075,288	6,056,456	5,047,063	4,037,617

(2) **Option Awards** column amounts represent the grant date fair values of the TSRUs awarded for all NEOs for 2019, 2018 and 2017, respectively under ASC Topic 718. For 2017, the grant date fair value includes the PTSRUs awarded to Messrs. Read and Young. The grant date fair values have been determined using the Monte Carlo simulation model, based on the assumptions and methodologies described in the company's 2019 Financial Report (Note 13. Share-Based Payments).

(3) **Non-Equity Incentive Plan Compensation** column amounts represent annual incentive awards, under the GPP, made to the NEOs for performance in the year noted and paid early in the following year.

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings** column amounts represent the change in pension value for 2019, 2018 and 2017. The 2018 pension amounts reported in the SCT are zero ($0) as the change in value for each NEO was negative, as follows: Dr. Bourla—($545,846); Mr. Read—($1,120,351); Mr. D'Amelio—($337,569); Dr. Dolsten—($224,038); and Mr. Young—($251,824). The pension amount for 2019 represents the difference between the December 31, 2019 and December 31, 2018 present values of age 65 accrued pensions, or the current benefit if the NEO is eligible for an unreduced pension under the Pension Plan and Supplemental Pension Plans, based on the Pension Plan assumptions for each year, as shown in the footnotes to the *"Pension Plan Assumptions"* table later in this Proxy Statement. Further information regarding pension plans is included in the *"2019 Pension Benefits Table"* later in this Proxy Statement consistent with SEC rules.

(5) **All Other Compensation** column amounts represent the matching contributions and an RSC made by the company under the Savings Plan, and the Supplemental Savings Plan, plus the incremental cost to the company of perquisites received by each of the NEOs as previously discussed in the *"2019 Incremental Cost of Perquisites"* section.

(6) Dr. Bourla was named Chairman and Chief Executive Officer, effective January 1, 2020.

(7) Mr. Read retired on December 31, 2019.

(8) Dr. Dolsten was promoted to Chief Scientific Officer, President, Worldwide Research, Development and Medical, effective January 1, 2019.

(9) Mr. Young was named Chief Business Officer, Group President, effective January 1, 2019.

2019 Grants of Plan-Based Awards Table

This table provides additional information about non-equity incentive awards and long-term equity incentive awards granted to our NEOs during 2019. The long-term incentive awards were made under the 2014 Stock Plan, and are described in the CD&A section *"Elements of Our Executive Compensation Program."*

Name (A)	Grant Date (B)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Units (#)(I)	All Other TSRU Awards: Number of Securities Underlying TSRUs[3][4] (#)(J)	Exercise Or Base Price of TSRU Awards ($/Sh)(K)	Grant Date Fair Value of Stock and TSRU Awards[4] ($)(L)
		Threshold ($)(C)	Target ($)(D)	Maximum ($)(E)	Threshold (#)(F)	Target[3] (#)(G)	Maximum (#)(H)				
A. Bourla	2/28/2019								361,005	43.35	3,036,052
									304,228	43.35	3,039,238
		0	2,594,700	5,189,400	0	98,984	197,968				4,290,956
I. Read[5]	2/28/2019								240,670	43.35	2,024,035
									202,819	43.35	2,026,162
		0	1,800,000	3,600,000	0	155,563	311,126				6,743,656
F. D'Amelio[6]	2/28/2019								180,503	43.35	1,518,030
									152,114	43.35	1,519,619
		0	1,300,000	2,600,000	0	59,572	119,144				2,582,446
M. Dolsten[5]	2/28/2019								150,419	43.35	1,265,024
									126,762	43.35	1,266,352
		0	1,300,000	2,600,000	0	55,703	111,406				2,414,725
J. Young	2/28/2019								120,335	43.35	1,012,017
									101,409	43.35	1,013,076
		0	1,193,900	2,387,800	0	51,834	103,668				2,247,004

(1) The amounts represent the threshold, target and maximum annual incentive award payout for the January 1, 2019-December 31, 2019 performance period. The actual 2019 payout is reported in the *"2019 Summary Compensation Table"* in the "Non-Equity Incentive Plan Compensation" column.

(2) The amounts represent the threshold, target and maximum share payouts under our Performance Share Award Program. The PSAs are designed to reward the achievement of three one-year operating goals and relative TSR over the three-year performance period. The "target" amount shown represents one-third of each of the 2017, 2018 and 2019 PSA grants (as noted earlier in this Proxy Statement). The payment for below threshold performance is 0%. See *"SCT footnote 1"* for further information on the full value of the 2019 PSA grant.

(3) Consistent with historical practice, long-term incentive grant values are converted into units using the closing stock price/value on the first trading day of the week of grant. The PSA values were converted into units using the closing stock price of $43.08 on February 25, 2019; the 5-Year and 7-Year TSRU award values were converted using $8.31 and $9.86, respectively, the estimated values using the Monte Carlo Simulation model as of February 25, 2019. PSAs generally vest three years from the grant date. The 5-Year and 7-Year TSRUs also generally vest three years from the grant date and are settled five or seven years from the grant date, respectively.

(4) The amounts shown represent the award values as of the grant date (subject to rounding) of the equity awards. The values for the PSAs, 5-Year and 7-Year TSRUs are shown at the respective fair values of $43.35, $8.41 and $9.99, as of February 28, 2019.

(5) Profit Units listed in the *"2019 Outstanding Equity Awards at Fiscal Year-End Table"* are not treated as a grant as these are from the exercise of vested TSRUs.

(6) Mr. D'Amelio's February 28, 2019 annual grant includes 55,436 TSRUs and 11,606 PSAs that are not eligible for retirement treatment.

2019 Outstanding Equity Awards at Fiscal Year-End Table

The following table details the outstanding equity awards held by our NEOs as of December 31, 2019.

Name (A)	Grant Date/ Performance Share Period[1]	Option/TSRU Awards[2]							Stock Awards[2]			
		Number of Securities Underlying Unexercised Options Exercisable (#)(B)	Number of Securities Underlying Unexercised Options Unexercisable (#)(C)	Number of Securities Underlying Unexercised TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ TSRU Exercise Price ($)(E)	Option/ TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
A. Bourla	2/28/2013			33,135			27.37	2/28/2020				
	2/27/2014			51,230			32.23	2/27/2021				
	2/26/2015			88,567			34.59	2/26/2020				
	2/26/2015			73,826			34.59	2/26/2022				
	2/25/2016			155,172			30.59	2/25/2021				
	2/25/2016			138,675			30.59	2/25/2023				
	2/23/2017				146,104		34.06	2/23/2022				
	2/23/2017				121,294		34.06	2/23/2024				
	2/22/2018				270,910		35.74	2/22/2023				
	2/22/2018				226,485		35.74	2/22/2025				
	2/28/2019				361,005		43.35	2/28/2024				
	2/28/2019				304,228		43.35	2/28/2026				
	1/1/2017–12/31/2019										53,540	2,097,697
	1/1/2018–12/31/2020										104,138	4,080,127
	1/1/2019–12/31/2021										139,276	5,456,834
I. Read	2/27/2014			437,158			32.23	2/27/2021				
	2/26/2015			402,685			34.59	2/26/2022				
	2/25/2016			560,345			30.59	2/25/2021				
	2/25/2016			500,770			30.59	2/25/2023				
	2/23/2017				527,597		34.06	2/23/2022				
	2/23/2017				438,005		34.06	2/23/2024				
	12/29/2017[3]				1,372,213		36.22	12/29/2022				
	2/22/2018				469,577		35.74	2/22/2023				
	2/22/2018				392,574		35.74	2/22/2025				
	11/2/2018[4]								448,774	17,582,965		
	2/28/2019				240,670		43.35	2/28/2024				
	2/28/2019				202,819		43.35	2/28/2026				
	1/1/2017–12/31/2019										193,337	7,574,944
	1/1/2018–12/31/2020										180,505	7,072,186
	1/1/2019–12/31/2021										92,851	3,637,902

Name (A)	Grant Date/ Performance Share Period[1]	Option/TSRU Awards[2]							Stock Awards[2]			
		Number of Securities Underlying Unexercised Options Exercisable (#)(B)	Number of Securities Underlying Unexercised Options Unexercisable (#)(C)	Number of Securities Underlying Unexercised TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ TSRU Exercise Price ($)(E)	Option/ TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
F. D'Amelio	2/28/2013			173,675			27.37	2/28/2020				
	2/27/2014			145,150			32.23	2/27/2021				
	2/26/2015			144,928			34.59	2/26/2020				
	2/26/2015			120,805			34.59	2/26/2022				
	2/25/2016			155,172			30.59	2/25/2021				
	2/25/2016			138,675			30.59	2/25/2023				
	2/23/2017				146,104		34.06	2/23/2022				
	2/23/2017				121,294		34.06	2/23/2024				
	2/22/2018				144,485		35.74	2/22/2023				
	2/22/2018				120,792		35.74	2/22/2025				
	2/28/2019[5]				180,503		43.35	2/28/2024				
	2/28/2019[5]				152,114		43.35	2/28/2026				
	1/1/2017–12/31/2019										53,540	2,097,697
	1/1/2018–12/31/2020										55,540	2,176,057
	1/1/2019–12/31/2021[5]										69,638	2,728,417
M. Dolsten	2/26/2015			120,805			34.59	2/26/2022				
	2/25/2016			138,675			30.59	2/25/2023				
	2/23/2017				146,104		34.06	2/23/2022				
	2/23/2017				121,294		34.06	2/23/2024				
	2/22/2018				144,485		35.74	2/22/2023				
	2/22/2018				120,792		35.74	2/22/2025				
	1/31/2019[6]								130,620	5,117,692		
	2/28/2019				150,419		43.35	2/28/2024				
	2/28/2019				126,762		43.35	2/28/2026				
	3/1/2019[6]								109,195	4,278,260		
	1/1/2017–12/31/2019										53,540	2,097,697
	1/1/2018–12/31/2020										55,540	2,176,057
	1/1/2019–12/31/2021										58,032	2,273,694

Name (A)	Grant Date/ Performance Share Period[1]	Option/TSRU Awards[2]							Stock Awards[2]			
		Number of Securities Underlying Unexercised Options Exercisable (#)(B)	Number of Securities Underlying Unexercised Options Unexercisable (#)(C)	Number of Securities Underlying Unexercised TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ TSRU Exercise Price ($)(E)	Option/ TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
J. Young	2/28/2013			100,548			27.37	2/28/2020				
	2/27/2014			122,951			32.23	2/27/2021				
	2/26/2015			144,928			34.59	2/26/2020				
	2/26/2015			120,805			34.59	2/26/2022				
	2/25/2016			155,172			30.59	2/25/2021				
	2/25/2016			138,675			30.59	2/25/2023				
	2/23/2017				146,104		34.06	2/23/2022				
	2/23/2017				121,294		34.06	2/23/2024				
	12/29/2017[3]				343,053		36.22	12/29/2022	39,524	1,548,550		
	2/22/2018				144,485		35.74	2/22/2023				
	2/22/2018				120,792		35.74	2/22/2025				
	2/28/2019				120,335		43.35	2/28/2024				
	2/28/2019				101,409		43.35	2/28/2026				
	1/1/2017– 12/31/2019										53,540	2,097,697
	1/1/2018– 12/31/2020										55,540	2,176,057
	1/1/2019– 12/31/2021										46,425	1,818,932

(1) For better understanding of this table, we have included an additional column showing the grant dates of TSRUs, PTSRUs, RSUs and the associated performance periods for the PSAs. The PSAs shown represent the full grant.

(2) Vesting Provisions:

TSRUs vest and are settled in accordance with the schedule below:

Grant Date	Vesting
2/28/2013 2/27/2014	Full vesting after 3 years and payable after 7 years
2/26/2015 2/25/2016 2/23/2017 2/22/2018 2/28/2019	Full vesting after 3 years and payable after 5 years or 7 years

(3) Messrs. Read and Young received special equity awards of PTSRUs and for Mr. Young only, RSUs, on December 29, 2017.

Mr. Read's grant of PTSRUs will vest only if the following conditions are both met: (i) he remains employed through March 31, 2019 and is either employed or complies with a non-compete requirement through March 31, 2021, and (ii) Pfizer's TSR is at least 25% on average for 30 consecutive trading days through December 29, 2022. Unvested PTSRUs are not eligible for retirement treatment and will be forfeited unless the required criteria are met.

The vesting criteria of Mr. Young's grant of PTSRUs are substantially similar to that of Mr. Read, except that his award requires him to remain continuously employed through December 29, 2020. Mr. Young also received a grant of RSUs that vests one third on each of the second, third and fourth anniversaries of grant.

(4) On November 2, 2018, Mr. Read "exercised" the following TSRUs and received the resulting Profit Units:

Exercise Date	TSRUs Exercised	TSRUs	Profit Units	Distribution Date
11/2/2018	2/28/2013 – 7 Year	539,305	282,657	2/28/2020
11/2/2018	2/26/2015 – 5 Year	483,092	150,136	2/26/2020
	Total:		**432,793**	

Amounts do not include dividend equivalent units of 15,981 earned as of December 31, 2019.

(5) Mr. D'Amelio's February 28, 2019 annual grant includes 55,436 TSRUs and 11,606 PSAs that are not eligible for retirement treatment and vest on the third anniversary of grant.
(6) In 2019, Dr. Dolsten "exercised" the following TSRUs and received the resulting Profit Units:

Exercise Date	TSRUs Exercised	TSRUs	Profit Units	Distribution Date
1/31/2019	2/28/2013 – 7 Year	164,534	84,611	2/28/2020
1/31/2019	2/26/2015 – 5 Year	144,928	42,415	2/26/2020
	Total:		**127,026**	
3/1/2019	2/27/2014 – 7 Year	126,366	48,582	2/27/2021
3/1/2019	2/25/2016 – 5 Year	155,172	57,609	2/25/2021
	Total:		**106,191**	

Amounts do not include dividend equivalent units of 3,594 and 3,004 for exercises on January 31, 2019 and March 1, 2019, respectively, earned as of December 31, 2019.

2019 Option/TSRU Exercises and Stock Vested Table

The following table provides additional information about the value realized by the NEOs on option/TSRU award exercises/settlements and stock/unit award vesting that occurred during 2019. Note: the "exercises" of the TSRUs listed above are not reported in the table below until the Profit Units are distributed.

Name	TSRU Awards			Option Awards		Restricted Stock/Restricted Stock Units			Performance Shares 2016-2018 Paid February 2019[1]		
	Number of Shares Acquired on Exercise (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)
A. Bourla	49,394	20,795	2,121,222	–	–	–	–	–	96,183	0	4,129,136
I. Read	681,530	283,522	29,272,063	–	–	–	–	–	347,327	153,644	14,910,748
F. D'Amelio	197,217	93,114	8,470,351	–	–	–	–	–	96,183	47,101	4,129,136
M. Dolsten	184,644	81,240	7,930,574	–	–	–	–	–	96,183	47,101	4,129,136
J. Young[3]	89,145	40,149	3,827,895	–	–	19,759	9,676	776,925	96,183	47,101	4,129,136

(1) PSAs earned over the 2016-2018 performance period and were paid on February 27, 2019, with a fair market value of $42.93. Dr. Bourla elected to defer 100% of his PSA payment into the Pfizer Inc. Deferred Compensation Plan.
(2) Represents TSRUs, which were granted on: (i) February 23, 2012, and settled on February 23, 2019, using the settlement price (20-day average) of $41.91 and a fair market value of $42.96, and (ii) February 27, 2014, and settled on February 27, 2019, using the settlement price of $42.31 and a fair market value of $42.93.
(3) Mr. Young's RSUs represents one-third of the RSU award granted on December 29, 2017, which vested and were distributed on December 29, 2019 at a fair market value of $39.32.

Retirement Benefits

The following 2019 Pension Benefits Table shows the present value of accumulated benefits payable to each of our NEOs (other than Mr. Young who is not a participant) under the Pfizer Consolidated Pension Plan* (the Pension Plan or the PCPP), which retains both the Pfizer and legacy company pension formulas, including: the Wyeth Retirement Plan U.S. (the Wyeth Sub-Plan) and the Pfizer Retirement Annuity Plan (PRAP Sub-Plan) formulas. Included are benefits earned under the related Pfizer Inc. Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees* (the Supplemental Pension Plan), which includes both the Pfizer and legacy company pension formulas and the Wyeth Supplemental Executive Retirement Plan (collectively, the Supplemental Plans). Pension benefits for all eligible U.S.-based employees, including the eligible NEOs, were provided under the Pension Plan and Supplemental Plan formulas. The amounts reported for Mr. Young (converted from GBP to USD using exchange rates (£ per $1) of 0.782105 and 0.756773 as of December 31, 2018 and December 31, 2019, respectively), represent the benefits earned under the Pfizer Group Pension Scheme (the U.K. Pension Plan) and the related Unfunded Unapproved Retirement Benefits Scheme (the U.K. Supplemental Plan, together the U.K. Plans) in which he participated until August 2012, when he transferred to the U.S. Under the terms of the U.K. Plans, upon his departure from the U.K., Mr. Young ceased accruing service credits, his compensation taken into account under the U.K. Plans was frozen and his benefit is increased annually by the pension consumer price index, as legally required under U.K. law.

> * The Pension Plan and Supplemental Pension Plan were closed to new participants effective January 1, 2011 and were frozen for future accruals and eligible salary on December 31, 2017.

2019 Pension Benefits Table

Name	Plan Name	Number of Years of Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on 12/31/2019 ($)	Lump Sum Value ($)
A. Bourla[2]	Pension Plan	24	99,904	1,121,707	0	72,597	1,276,034
	Supplemental Plan		808,408	9,049,350	0	587,443	10,302,938
I. Read[3]	Pension Plan	35	140,400	1,986,333	0	140,400	2,012,299
	Supplemental Plan		954,979	13,572,692	0	954,979	13,687,369
F. D'Amelio	Pension Plan	10	42,679	553,725	0	37,557	605,680
	Supplemental Plan[4]		788,714	10,219,979	0	694,068	11,193,163
M. Dolsten[5]	Pension Plan	9	41,404	555,275	0	35,816	659,827
	Supplemental Plan		431,209	5,698,281	0	373,087	6,634,788
J. Young[6]	U.K. Pension Plan	23	562,581	8,523,031	0	0	0
	U.K. Supplemental Plan	1	20,832	436,062	0	0	0

(1) The present value of these benefits is based on the December 31, 2019 *"Pension Plan Assumptions"* on page 92, used in determining our financial statement disclosure as of December 31, 2019.

(2) The benefits shown for Dr. Bourla reflect an offset attributable to the value of 12,797,337 GRD in cumulative employer contributions that Pfizer made to the Greek TSAY (Greece Fund for Health Professionals), a government sponsored plan on his behalf from 1993 to 1999. For this purpose, the values were $42,884 and $41,988 converted from GRD to USD using exchange rates of 0.003351 GRD/USD and 0.003281 GRD/USD as of December 31, 2018 and December 31, 2019, respectively.

(3) The Pension Plan amount for Mr. Read reflects his attainment of the plan's normal retirement age of 65. This provides him with an unreduced pension benefit upon his retirement. (See *"The Pension Plan and Supplemental Pension Plan Summary"* discussion on page 91.)

(4) Mr. D'Amelio's Supplemental Pension Plan benefits reflect the inclusion of an additional six years of benefit accrual service for pension purposes that were provided under the terms of his offer letter in 2007. The amounts shown include the values attributable to the additional six years of service: $305,409 in the Supplemental Pension Plan Age 65 Single-Life Annuity Payment and $3,957,428 in the Supplemental Pension Plan Present Value of Accumulated Benefits.

(5) The retirement benefits for Dr. Dolsten attributable to service prior to 2012 are based on the provisions of the Wyeth Sub-Plan formula and the Wyeth Supplemental Executive Retirement Plan formula.

(6) Mr. Young transferred from the U.K. to the U.S. in August 2012 and the table reflects benefits accrued during his participation in the U.K. Plans plus legally required U.K. pension consumer price index increases. The amount reported represents the present value of the accrued benefit, payable at age 65. Due to changes in the U.K. pension laws, Mr. Young ceased participation in the U.K. Pension Plan and commenced participation in the U.K. Supplemental Plan on April 1, 2011. He does not participate in the Pension Plan or the Supplemental Plan, as these plans were closed to new entrants at that time. The benefits were converted from GBP to USD using exchange rates (£ per $1) of 0.782105 and 0.756773 as of December 31, 2018 and December 31, 2019, respectively. In addition, Mr. Young was provided with survivor benefits for his U.K. pension that, in the event of his death while in active service, would provide his spouse with 50% of his accrued U.K. benefit, consistent with survivor benefits provided to all other active U.K. employees in the U.K. Pension Plan.

We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the *"2019 Pension Benefits Table"* above. The amounts listed in this column represent the amount payable to the executive upon attaining age 65, assuming termination of employment on December 31, 2019.

We have also added a column showing the immediately payable pension benefit, as well as a column showing the lump sum value of that benefit for those NEOs who meet the criteria for benefit commencement under the Pension Plan.

The Pension Plan and Supplemental Pension Plan Summary

The Pension Plan is a frozen, funded, tax-qualified, non-contributory defined benefit pension plan that covers certain employees, including most of the NEOs. The following table summarizes the pension plan terms, including the legacy plan benefits for our NEOs.

Pfizer's Pension Plan[1]

Name	Time Frame	Plans	Pension Earnings	Formula	Form of Payment
All NEOs (excluding J. Young)	Current (Frozen as of December 31, 2017)	Pension Plan/ Supplemental Pension Plan	Highest five-calendar year average of salary and annual bonus[2] earned for the year (up until December 31, 2017) Earnings up to the tax limit are included under the Pension Plan; benefits on excess earnings are accrued under the Supplemental Pension Plan	Pfizer formula: Greater of (1.4% of Pension Earnings) x years of service; or (1.75% of Pension Earnings −1.5% primary social security benefit) x years of service[1] (up until December 31, 2017; capped at 35 years)	Annuity or Lump sum

Legacy Plans[3]

Name	Time Frame	Plans	Pension Earnings	Formula	Form of Payment
M. Dolsten	Pension benefits earned prior to January 2012	Wyeth Sub-Plan/ Supplemental Plans	Highest five-year average of the last 10 years of salary and annual bonus paid during the year (up until December 31, 2017)	(2% of Pension Earnings −1/60th of annual primary social security benefit up until December 31, 2017) x years of service (up until December 31, 2011, capped at 30)	Annuity or Lump sum
J. Young	Pension benefits earned prior to August 2012	U.K. Pension Plan/ U.K. Supplemental Plan	Basic salary	After 2010: 1.75% of Pension Earnings x years of service Prior to 2011: 2.22% of Pension Earnings x years of service	Annuity

(1) Compensation covered by the Pension Plan and the related Supplemental Pension Plan for 2017 equals the sum of the amounts for 2017 in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the *"2017 Summary Compensation Table."*
(2) Bonuses other than the annual short-term incentive are not included in Pension Earnings.
(3) Dr. Bourla's prior pension benefit from 1993 to 1999 accrued under the government sponsored Greek TSAY (Greece Fund for Health Professionals); not a Pfizer sponsored program and as such is not listed.

GENERAL

Contributions to the Pension Plan are made entirely by Pfizer and are paid into a trust fund from which benefits are paid. Under the frozen Pension Plan, the amount of annual earnings that may be considered in calculating benefits and the maximum annual pension benefit is limited by law. Under the frozen Supplemental Plans, Pfizer provides, out of its general assets, amounts substantially equal to the difference between the amount that would have been paid in the absence of these IRC limits and the amount that may be paid under the Pension Plan. The Supplemental Plans are non-funded; however, in certain circumstances Pfizer or a predecessor company established and funded trusts to secure obligations under the Supplemental Plans.

The present value of accumulated benefits has been computed based on the assumptions as of December 31, 2019 in the following table, which was used in developing our financial statement disclosures:

Pension Plan Assumptions[1]

Assumptions as of	12/31/2017	12/31/2018	12/31/2019
Discount Rate	3.76% for qualified pension plans, 3.73% for non-qualified pension plans	4.38% for qualified pension plans, 4.30% for non-qualified pension plans	3.34% for qualified pension plans; 3.20% for non-qualified pension plans
Lump Sum Interest Rate	For PRAP Sub-Plan, rates based on implied forward rates developed from the November 2017 full yield curve published by the IRS in December 2017 for PPA funding calculation purposes, adjusted based on the movement in the Mercer Yield Curve spot rates during December 2017. For Wyeth Sub-Plan, 125% of the conversion factors used for PRAP Sub-Plan	For PRAP Sub-Plan, rates based on implied forward rates developed from the November 2018 full yield curve published by the IRS in December 2018 for PPA funding calculation purposes, adjusted based on the movement in the Mercer Yield Curve spot rates during December 2018. For Wyeth Sub-Plan, 125% of the conversion factors used for PRAP Sub-Plan	For PRAP Sub-Plan, rates based on implied forward rates developed from the November 2019 full yield curve published by the IRS in December 2019 for PPA funding calculation purposes, adjusted based on the movement in the Mercer Yield Curve spot rates during December 2019. For Wyeth Sub-Plan, 125% of the conversion factors used for PRAP Sub-Plan
Percent Electing Lump Sum	80%/70%[2]-PRAP 65%[3]-Wyeth	80%/70%[2]-PRAP 65%[3]-Wyeth	80%/70%[2]-PRAP 65%[3]-Wyeth
Mortality Table for Lump Sums	Unisex mortality table specified by IRS Notice 2017-60, based on RP-2014 table, with projected mortality improvements	Unisex mortality table specified by IRS Notice 2017-60, based on RP-2014 table, with projected mortality improvements	Unisex mortality table specified by IRS Notice 2017-60, based on RP-2014 table, with projected mortality improvements
Mortality Table for Annuities	RP-2014 annuitant mortality table, adjusted to remove post-2006 improvement projections	RP-2014 annuitant mortality table, adjusted to remove post-2006 improvement projections	Pri-2012 annuitant mortality table
Mortality Improvement Scale for Annuities	MMP-2016 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 10-year period based on age and a 15-year period based on year of birth	MMP-2018 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 15-year period based on year of birth, with the grade-down period weighted 67% for birth cohorts and 33% for the ultimate rates of improvement	MMP-2019 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 15-year period based on year of birth, with the grade-down period weighted 67% for birth cohorts and 33% for the ultimate rates of improvement

(1) These assumptions are also used to determine the change in pension value in the *"2019 Summary Compensation Table."*
(2) 80% relates to the PRAP Sub-Plan and 70% relates to the Pfizer benefit formula in the Supplemental Pension Plan (only applies to the extent the executive is eligible to receive a lump sum).
(3) 65% relates to the Wyeth Sub-Plan and the Wyeth benefit formula in the Supplemental Pension Plan.

For the purpose of computing the Lump Sum Values shown in the Pension Benefits Table, lump sum interest rates as of January 1, 2020 are 2.13% for annuity payments expected to be made during the first 5 years, 3.07% for payments after 5 and up to 20 years, and 3.65% for payments made after 20 years. For the portion of the Wyeth formula benefit accrued prior to January 1, 2012, the lump sum assumption as of January 1, 2020 is based on the Unisex 1994 Group Annuity Mortality table blended 50% Male and 50% Female, and an interest rate of 0.30%, which is 120% of the November 2019 immediate Pension Benefit Guaranty Corporation (PBGC) lump sum interest rate used to calculate lump sums during the first quarter of 2020.

EARLY RETIREMENT PROVISIONS

Under the Pension Plan and Supplemental Plan, the normal retirement age is 65. Under the PRAP Sub-Plan, if a participant terminates employment with an age and years of service combination equal to or greater than 90, the employee is entitled to receive either an annuity or an equivalent lump sum that is unreduced under the terms of the Pension Plan or the Supplemental Pension Plan for early payment. Mr. Read attained this milestone during 2010. Under the PRAP Sub-Plan, if an employee retires on or after age 55 with 10 or more years of service, that participant may elect to receive either an early retirement annuity or lump sum payment, reduced by 4% per year (prorated for partial years) for each year between benefit commencement and age 65. If an employee does not satisfy any of the above criteria and has three years of vesting service under the Pension Plan, that participant may elect to receive an annuity starting on or after age 55, reduced by 6% per year for each year (prorated for partial years) prior to age 65, or beginning in 2019, an immediate annuity or lump sum actuarially reduced to the age at distribution, if elected within a six month window after termination.

BOARD POLICY ON PENSION BENEFITS FOR EXECUTIVES

In December 2005, the Pfizer Board approved the adoption of a policy limiting the level of defined benefit pensions for members of the ELT. As the U.S. defined benefit plans in which the NEOs participate are frozen and the accrued benefits are lower than the limit, the limitation, while continuing to apply, has no effect and is therefore moot.

2019 Non-Qualified Deferred Compensation Table[(1)]

This table summarizes activity during 2019 and account balances in our various non-qualified savings and deferred compensation plans for our NEOs. The following plans permit the executives to defer eligible earnings on a pre-tax basis: Pfizer Supplemental Savings Plan (PSSP) and DCP. Other than employer contributions to the PSSP, the account balances in these plans are generally attributable to deferrals of previously earned compensation and the earnings on those amounts. In addition to employee deferrals, the PSSP has two types of company contributions; a company matching contribution and the RSC, described in more detail below. The PSSP is a non-qualified supplemental savings plan that provides for the deferral of compensation that otherwise could have been deferred under the related tax-qualified savings plan (PSP) but for the application of certain IRC limitations, plus related company matching contributions based on the executive's contributions and the RSC. In addition, the PSSP accepts transfers of Post-2004 Supplemental Pension Plan benefits into the plan which are treated as re-deferrals as required by IRC Section 409A.

Name	Plan[(2)]	Executive Contributions in 2019 ($)	Pfizer Contributions in 2019 ($)[(3)]	Aggregate Earnings in 2019 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/2019 ($)[(4)]
A. Bourla	PSSP	427,950	408,955	828,456	—	4,910,495
	Deferred GPP	—	—	—	—	—
	Deferred PSA	4,129,136	—	(482,801)	—	6,998,153
	Deferred RSU	—	—	(156,517)	—	2,092,303
	Total:	**4,557,086**	**408,955**	**189,138**	**—**	**14,000,951**
I. Read	PSSP	235,200	530,600	209,665	—	45,291,734
	Deferred GPP	—	—	—	—	—
	Deferred PSA	—	—	215,741	—	8,203,015
	Deferred RSU	464,901	—	363,799	—	36,331,312
	Total:	**700,101**	**530,600**	**789,205**	**—**	**89,826,061**
F. D'Amelio	PSSP	151,800	342,950	837,459	—	5,978,000
	Deferred GPP	—	—	—	—	—
	Total:	**151,800**	**342,950**	**837,459**	**—**	**5,978,000**
M. Dolsten	PSSP	146,760	331,610	273,321	—	2,891,429
	Deferred GPP	—	—	—	—	—
	Deferred RSU	125,954	—	803,546	—	14,919,730
	Total:	**272,714**	**331,610**	**1,076,867**	**—**	**17,811,159**
J. Young	PSSP	188,000	318,650	655,271	—	3,964,810
	Deferred GPP	—	—	—	—	—
	Deferred RSU	—	—	(211,842)	—	2,850,489
	Total:	**188,000**	**318,650**	**443,429**	**—**	**6,815,299**

(1) Contribution amounts in this table have been reflected in the *"2019 Summary Compensation Table"* and prior years' summary compensation tables, as applicable. Aggregate earnings are not reflected in the *"2019 Summary Compensation Table"* and were not reflected in prior years' summary compensation tables.

(2) The PSSP contributions were based on the executive's deferral election and the salary shown in the *"2019 Summary Compensation Table,"* as well as annual incentive awards paid in 2019, previously reported in 2018. The reported PSSP values include legacy Wyeth Supplemental Employee Savings Plan (Wyeth SESP) earnings and balances for Dr. Dolsten.

(3) Represents PSSP company matching contributions and RSC earned in 2019 and reported in the *"2019 Summary Compensation Table"* under the "All Other Compensation" column.

(4) Amounts reported in the Aggregate Balance column reflect the cumulative value of the NEOs' deferral activities, including employee contributions, company matching contributions/RSC, withdrawals and investment earnings thereon as of December 31, 2019. The amounts reported do not include the fourth quarter 2019 matching contributions or the RSC earned in 2019 because they were credited in early 2020; such amounts are included in this table under the "Pfizer Contributions in 2019" column and in the *"2019 Summary Compensation Table"* under the "All Other Compensation" column (based on the year contributions were earned). Additionally, the amount in the "Aggregate Balance" column reported for Mr. Read includes the $30,992,370 one-time notional transfer of the post-2004 Supplemental Pension Plan benefit to the PSSP in January and March 2016.

Pfizer Savings Plans

GENERAL

The company provides the PSP and the PSSP to U.S.-based employees who meet the eligibility requirements. Employer contribution amounts are reflected in the *"2019 Summary Compensation Table"* or prior years' summary compensation tables, as applicable. Note that investment earnings have not been included in the *"2019 Summary Compensation Table"*.

For 2019, the tax law limits:

- the "additions" that may be allocated to a participating employee's PSP account to $56,000 per year (or $62,000 per year for eligible participants age 50 and over). "Additions" include matching contributions, RSC, before-tax contributions, Roth 401(k) contributions and after-tax contributions;
- the amounts that may be electively deferred (pre-tax/Roth basis) to $19,000 per year (or $25,000 per year for eligible participants age 50 and over); and
- the amount of compensation that can be taken into account in computing contributions under the PSP to $280,000.

SAVINGS PLAN (PSP)

The Savings Plan is a tax-qualified retirement savings plan. Participating employees may contribute up to 30% of "regular earnings" on a before-tax basis, Roth 401(k) basis and after-tax basis, into their Savings Plan accounts, subject to tax law limitations. "Regular earnings" for the Savings Plan includes both salary and bonus. In addition, under the Savings Plan, we generally match an amount equal to one dollar for each dollar contributed by participating employees on the first 3% of their regular earnings, and 50 cents for each additional dollar contributed on the next 3% of their regular earnings. Matching contributions, which are immediately vested, are contributed shortly after the end of each quarter provided the employee is employed at the end of each quarter, unless the employee terminated employment due to retirement, death or disability.

In addition to the matching contributions, effective January 1, 2018, following the freeze of the U.S. Pension Plan, generally all Savings Plan participants (including all NEOs) became eligible to participate in the RSC. The RSC is an age- and service-weighted annual company contribution that varies from 5% to 9% of "regular earnings" which is made early in the following year. The RSC is invested in the same fund options selected by the employee for his/her contributions. The RSC vests upon three years of service and is made only if the employee is employed on December 31st of the respective year, unless the employee terminated employment due to retirement, death or disability.

SUPPLEMENTAL SAVINGS PLAN (PSSP)

The PSSP is intended to provide crediting of company contributions equal to the difference between the amount actually allocated under the PSP and the amount that would have been allocated to an employee's account, if the limits described in the preceding paragraphs under *"Pfizer Savings Plans—General"* did not exist. Under the PSSP, participants can elect to defer up to 30% of regular earnings on a before-tax basis. Generally, under the PSSP, contributions plus earnings are paid out of general assets of the company. Participants can elect to receive payments as a lump sum or in 2 to 20 annual installments following termination from service. Participants who do not make an election receive a lump sum payment. In certain circumstances, Pfizer or a predecessor company established and funded rabbi trusts to meet all or a portion of our obligations under the PSSP.

In addition, prior to 2012, Dr. Dolsten participated in the Wyeth Supplemental Employee Savings Plan (Wyeth SESP), an unfunded, non-qualified supplemental savings plan. In certain circumstances, Pfizer or a predecessor company established and funded rabbi trusts to meet all or a portion of our obligations under the Wyeth SESP.

Amounts deferred, if any, under the PSSP by the NEOs for 2019 are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the *"2019 Summary Compensation Table"*. In the *"2019 Non-Qualified Deferred Compensation Table"*, PSSP values (including the legacy Wyeth SESP values for Dr. Dolsten) are shown for each NEO. Executive contributions reflect the percentage of salary and bonus the executive has elected to defer under the PSSP. Matching contributions and RSC are shown in the "Pfizer Contributions" column of the table. For the NEOs, the company's matching contributions and RSC, if applicable, under the Savings Plan and the PSSP are also shown in the "All Other Compensation" column of the *"2019 Summary Compensation Table"*. The "Aggregate Earnings" column for the PSSP in the above table represents the amount by which the PSSP (including the legacy Wyeth SESP for Dr. Dolsten) balances changed in the past fiscal year, net of employee and employer contributions.

Estimated Benefits upon Termination Table

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the Executive Severance Plan and under various termination scenarios as of December 31, 2019 based upon the closing price of Pfizer common stock on that date of $39.18.

| Name | Severance[1] (A)($) | Other[2] (B)($) | Termination Without Cause | | Termination on Change in Control | | Death or Disability |
			Long-Term Award Payouts[3][4] (C)($)	Total (A+B+C)($)	Long-Term Award Payouts[4][5] (D)($)	Total (A+B+D)($)	Long-Term Award Payouts[4][5] ($)
A. Bourla	7,340,725	28,037	13,010,481	20,379,243	16,943,782	24,312,544	16,943,782
F. D'Amelio	2,800,000	18,071	8,975,149	11,793,220	10,941,800	13,759,871	10,941,800
M. Dolsten	2,700,000	27,708	8,848,192	11,575,900	10,487,077	13,214,785	10,487,077
J. Young	4,897,800	25,988	9,626,291	14,550,079	11,580,882	16,504,670	11,580,882

(1) These amounts represent severance equal to the greater of: (a) one year's pay (defined as base salary and target bonus) or (b) 13 weeks' pay plus 3 weeks' pay per year of service, subject to a maximum of 104 weeks. These amounts do not include payments, if any, under the GPP. Under the GPP, the individual would receive, in addition to the severance payment, a prorata portion of his target award for the year of termination provided certain performance targets are achieved.

(2) These amounts represent the company cost of 12 months of active employee medical, dental and life insurance coverage. The amounts vary based on the coverages selected.

(3) These amounts represent the value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2019 upon a termination without cause.
For retirement eligible participants, all awards (excluding PTSRUs and off-cycle awards) that are held for at least one year will continue to vest and be distributed according to the original terms of the award. All awards held less than one year will be prorated. RSUs will be paid out on termination and TSRUs and PSAs will settle on the original settlement date.

(4) These amounts do not include the value of the vested equity awards and the value of PTSRUs for Mr. Young, as of December 31, 2019 ($1,975,985). The PTSRUs will settle on the original settlement date only after the performance conditions have been met.

(5) These amounts represent the value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2019 upon a termination due to death or disability, or termination upon a change in control. For awards granted in 2016 and later, in all cases other than death for which the awards vest and settle, the awards will continue to vest and will be settled on the original settlement date. PTSRUs will settle immediately upon death only after the performance conditions have been met, and for disability and termination upon a change in control, will settle on the original settlement date only after the performance conditions have been met.

Note: Mr. Read retired from Pfizer on December 31, 2019 and is not included in the chart above.

Potential Payments upon Disability, Death, Retirement or Change in Control

The NEOs are eligible for the following potential payments upon disability, death, retirement or a change in control (subject to the plan provisions):

Disability	Pfizer Benefits Program	Long-Term Incentive Program
	• Company-paid long-term disability coverage of 50% of pay (salary and bonus), and employees may buy an increased level of coverage of up to 70% of pay (maximum $500,000), subject to a $350,000 annual benefit limit. • Health and life insurance benefits are provided for 24 months for those who begin to receive long-term disability benefits due to an injury or illness. • Savings Plan and Supplemental Savings Plan contributions will cease for those who are terminated, due to disability (after short-term disability ends).	• RSUs will continue to vest and be paid according to the original vesting schedule. • Vested TSRUs will settle on the original settlement date. • Unvested TSRUs will continue to vest and settle on the original settlement date. • PSAs will continue to vest and are settled based on the actual performance at the end of the performance period. • Unvested PTSRUs will continue to vest and settle on the original settlement date provided the performance conditions have been met. • Vested PTSRUs will be settled on the original settlement date provided the performance conditions have been met.

Death	Pfizer Benefits Program	Long-Term Incentive Program
	• Pfizer provides life insurance coverage equal to one times pay (salary plus bonus) with a maximum cap of $2.0 million at no cost to the employee. • May purchase life insurance benefits of up to eight times pay (salary plus bonus), (subject to evidence of insurability requirements) to a maximum benefit of $4.0 million. • Upon death of an employee, pension benefits and deferred compensation are payable in accordance with the plans and the executive's prior election (if any).	• RSUs immediately vest and are paid in full. • Vested TSRUs are immediately settled. • Unvested TSRUs will vest and are immediately settled. • PSAs immediately vest and are paid out at target. • Unvested PTSRUs will vest and settle provided the performance conditions have been met. • Vested PTSRUs will be settled on the original settlement date provided the performance conditions have been met.

Retirement	Pfizer Benefits Program	Long-Term Incentive Program
	• As a result of Mr. Read's retirement, he will be eligible for benefit payments for the benefits he accrued while an employee under the PSP, PSSP, pension plan and DCP. • For additional details, see *"Pension and Savings Plans"* and *"Retiree Healthcare Benefits"* for further information on health care, pension and savings plan benefits under Pfizer's plans.	If a participant retires (after attaining age 55 with at least 10 years of continuous and uninterrupted service, measured from the most recent hire date) after the first anniversary of the grant date: • RSUs (other than off-cycle grants) will continue to vest and be paid at the end of the original vesting schedule. • Unvested TSRUs continue to vest and are settled on the original settlement date. • PSAs will continue to vest and are settled based on the actual performance at the end of the performance period. • Unvested PTSRUs do not have a retirement treatment feature and will be forfeited. • Vested PTSRUs will be settled on the original settlement date provided the performance conditions have been met. Generally, if the retirement occurs prior to the first anniversary of the grant date, the unvested portion of these long-term incentive awards is forfeited. Vested TSRUs and related PTUs, as applicable, will be settled on the fifth or seventh anniversary of the grant date. Based on age and years of service, all active NEOs are currently eligible for retirement treatment and had long-term incentive awards with a value of $11,486,949 for Dr. Bourla, $31,946,268 for Mr. Read, $8,213,383 for Mr. D'Amelio, $8,213,383 for Dr. Dolsten and $8,213,383 for Mr. Young as of December 31, 2019 had they retired on that date. These amounts do not include $7,112,319 for Dr. Bourla, $42,472,095 for Mr. Read, $12,352,763 for Mr. D'Amelio, $12,571,593 for Dr. Dolsten and $10,578,745 for Mr. Young representing the current value of their vested but unsettled TSRUs (and PTUs, as applicable) as of December 31, 2019. It also excludes the vested PTSRUs but unsettled for Mr. Read of $7,903,947. The actual amount received by these NEOs for their long-term incentive awards will be determined on the settlement date (TSRUs, PTUs and PSAs) based on the values at the respective time and is not tied to retirement or other separation from service.

Change in Control	Long-Term Incentive Program	
	If a participant's employment is terminated within 24 months following a change in control: • RSUs will continue to vest and be paid according to the original vesting schedule. • Vested TSRUs will immediately settle for those granted prior to 2016. The TSRUs granted in 2016 and later will settle on the original settlement date. • Unvested TSRUs will continue to vest and settle on the original settlement date. • PSAs will continue to vest and are settled based on the actual performance at the end of the performance period. • Unvested PTSRUs will continue to vest and settle on the original settlement date provided the performance conditions have been met. Vested PTSRUs will be settled on the original settlement date provided the performance conditions have been met.	

CEO Pay Ratio

As required in Item 402(u) of Regulation S-K pursuant to the Dodd-Frank Act, Pfizer is required to disclose the ratio of the CEO's annual total compensation to that of the median-paid employee. Further to this requirement, under the disclosure Instructions 2 to Item 402(u), the median-paid employee may be identified once every three years if there is no significant impact to the pay ratio disclosure. A new employee representing the median-paid employee has been selected for the 2020 Proxy Statement as the median-paid employee identified in respect of the 2018 Proxy Statement has exited the company.

The 2019 annual total compensation for Dr. Bourla was $17,928,963, which is approximately 181 times the annual total compensation of the median-paid employee whose 2019 total compensation was $98,972. The annual total compensation (determined using the requirements for the SCT) consists of salary, bonus and all other compensation. As the median-paid employee was located outside of the U.S., the annual total compensation was converted to U.S. dollars using the spot exchange rate as of the last business day of the year (December 31, 2019).

Annual Total Compensation

Albert Bourla	$17,928,963
Median Employee	$98,972[1]
Ratio	181:1

(1) Cash compensation (including overtime pay) of $71,087; equity of $0; change in pension of $16,195 plus all other compensation of $11,690.

We applied the following steps to identify the median-paid employee:

(1) Calculated the annual total cash compensation (annual base salary rate + actual incentive bonus paid during the prior 12 months, if applicable) for all employees of the company as of October 1, 2019. We believe that annual total cash compensation is a consistently applied compensation measure at Pfizer and most appropriate for determining the median-paid employee, as annual LTI awards are not granted widely to employees. We used actual annual total cash compensation (converted to USD based on an exchange rate valued as of the last day of the prior month (September 30, 2019)), and did not make any assumptions or adjustments to the amounts determined.

(2) Ranked (a) the annual total cash compensation from lowest to highest of all employees (excluding the CEO, and including the NEOs, full-time and part-time employees and employees on leave); then (b) all employees with identical median total cash compensation were sorted by employee identification numerical order. The median employee from this subset with identical median compensation was ultimately deemed to be the median-paid employee.

This table provides certain information as of December 31, 2019, with respect to our equity compensation plans:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	332,065,838[1]	$33.06	517,978,230[2]
Equity compensation plans not approved by security holders		N/A	0
Total	332,065,838	$33.06	517,978,230

(1) This amount includes the following:
- 88,600,005 shares to be issued upon the exercise of outstanding stock options, of which 61,289,696 were granted from the Pfizer Inc. 2004 Stock Plan, as amended and restated (the 2004 Stock Plan) with a weighted-average exercise price of $25.52, and 27,310,309 were granted from the Pfizer Inc. 2014 Stock Plan (the 2014 Stock Plan) with a weighted-average exercise price of $34.83.
- 5,061,271 shares to be issued pursuant to outstanding Performance Share Awards (PSAs) that have been granted under the 2014 Stock Plan, but not yet earned as of December 31, 2019. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to our performance over the average of three one-year operating metrics (Adjusted Operating Income through the 2018 performance year; Adjusted Net Income for the 2019 performance year, except for PSAs granted in 2017) results versus annual targets with a leveraged adjustment for the relative three-year total shareholder return as compared to the DRG Index. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).
- 31,983,412 Portfolio Performance Shares (PPSs) to be issued from grants under the 2014 Stock Plan, but not yet earned as of December 31, 2019. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined on the achievement of predetermined goals related to Pfizer's long-term product portfolio during a five-year performance period from the year of the grant date. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).
- 23,407,400 shares subject to restricted stock units (RSUs) that were granted under the 2014 Stock Plan. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).
- 181,714,731 Total Shareholder Return Units (TSRUs) and PTSRUs, which include 5,075,728 vested shares pursuant to TSRUs granted under the 2004 Stock Plan with a weighted-average exercise price of $29.83 and 122,997,213 non-vested shares and 53,641,790 vested shares pursuant to TSRUs and PTSRUs granted under the 2014 Stock Plan with a weighted-average exercise price of $35.49. The number of shares, if any, to be issued pursuant to outstanding TSRUs and PTSRUs will be determined by the difference between the settlement price and the grant price, plus the dividends accumulated, if applicable during a 5- or 7-year term. The settlement price is the 20-day average closing stock price ending on the fifth or seventh anniversary of the grant.
- 1,299,019 Profit Units (PTUs), which are converted units from exercises of vested TSRU grants, of which 484,620 PTUs were from TSRUs granted under the 2004 Stock Plan and 814,399 PTUs were from TSRUs granted under the 2014 Stock Plan.

(2) On April 25, 2019, the Pfizer Inc. 2019 Stock Plan (2019 Stock Plan) replaced and superseded the 2014 Stock Plan. The 2019 Stock Plan provides for 400 million shares authorized for grants plus any shares remaining available for grant under the 2014 Stock Plan. This amount represents the number of shares available (517,978,230) for issuance pursuant to stock options and awards that could be granted in the future under the 2019 Stock Plan. Under the 2019 Stock Plan, any option, TSRU or PTSRU granted reduces the available number of shares on a one-to-one basis and any whole share award granted reduces the available number of shares on a three-to-one basis.

On October 15, 2009, Pfizer acquired Wyeth and assumed the Wyeth Management Incentive Plan (the MIP Plan), pursuant to which no subsequent awards have been or will be made. As of December 31, 2019, 1,515 Pfizer shares were issuable in settlement of the participants' accounts, which are delivered in lump sums and installments upon separation from Pfizer, subject to meeting the requirements of the MIP Plan. Information regarding these shares is not included in the above table.

Financial Measures

The following table contains a comparison of 2019 and 2018 U.S. GAAP to non-GAAP revenues and U.S. GAAP diluted EPS to non-GAAP adjusted diluted EPS for annual incentive purposes relating to *"Financial Results for Annual Incentive Purposes"* within this Proxy Statement (Unaudited). These financial measures for annual incentive purposes utilize budget exchange rates and, therefore, are different from those utilized in our press releases and the Financial Review section in our 2019 Financial Report.

Financial Measures

(Billions, except per common share data)	2019	2018
GAAP Revenues	$51.8	$53.6
Foreign exchange impact relative to rates in effect for budget purposes	0.6	0.6
Exclusion of non-recurring items	—	—
Non-GAAP Revenues for Annual Incentive Purposes	**$52.4**	**$54.3**
GAAP Diluted EPS*	$2.87	$1.87
Purchase accounting adjustments—net of tax	0.61	0.65
Acquisition-related costs—net of tax	0.02	0.04
Certain significant items-net of tax	(0.55)	0.37
Non-GAAP Adjusted Diluted EPS*	**$2.95**	**$2.92**
Foreign exchange impact relative to rates in effect for budget purposes	0.05	0.06
Exclusion of non-recurring items	—	0.02
Non-GAAP Adjusted Diluted EPS for Annual Incentive Purposes	**$3.00**	**$3.00**

* For a full reconciliation of adjusted diluted EPS, see the 2019 Financial Report. Amounts may not add due to rounding.

Shareholder Proposals

We expect the following proposals (Items 4-8 on the proxy card) to be presented by shareholders at the Annual Meeting. **The proposals may contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all of these inaccuracies.** However, the Board of Directors has recommended a vote **AGAINST** these proposals for the broader reasons described in the "Your Company's Response" section following each proposal.

ITEM 4 – Shareholder Proposal Regarding Right to Act by Written Consent

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY, 11021, who represents that he owns no less than 500 shares of Pfizer common stock, has notified Pfizer that he will present the following proposal at the 2020 Annual Meeting:

The Shareholder's Resolution

Proposal 4 - Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Hundreds of major companies enable shareholder action by written consent. Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle.

Hundreds of major companies enable shareholder action by written consent. This proposal topic won majority shareholder support at 13 large companies in a single year. This included 67%-support at both Allstate and Sprint. This proposal topic also won 63%-support at Cigna Corp. (CI) in 2019. This proposal topic would have received higher votes than 63% to 67% at these companies if more shareholders had access to independent proxy voting advice. The right for shareholders to act by written consent is gaining acceptance as a more important right than the right to call a special meeting.

Our directors' 2019 statement in regard to this proposal said in effect that Pfizer shareholders should vote to do without the important right to act by written consent because of their vague and easily reversible engagement with shareholders. The best engagement with shareholder is engagement backed up with a shareholder right to act by written consent. The ability for· shareholders to fall back on written consent improves shareholder engagement.

What is the value of polite engagement if it produces an echo of maintaining the status quo or produces the opposite of a shareholder vote? Companies relate how they work magic in their so-called shareholder engagement in reversing majority shareholder votes. For insistence one company reported that after a majority of shares voted for a shareholder right to act by written consent, their engagement told them that shareholders instead wanted a change in the right to call a special meeting.

Plus Pfizer has an insincerity factor of spending shareholder money on advertisements to oppose popular shareholder proposals.

There are no rules governing engagement and shareholders can only take a chance that the results of engagement are accurately reported by our directors. There is no independent observer to report on the process and results of so-called shareholder engagement.

Please vote yes:

Right to Act by Written Consent - Proposal 4

Your Company's Response

The Board of Directors recommends a vote **AGAINST** this proposal. The Board believes that the actions requested by the proponent are unnecessary and not in the best interests of the company and our shareholders. Shareholder proposals regarding written consent have been voted on at prior Annual Meetings and, each time, the proposal has failed to receive a majority of shareholder support.

PFIZER'S GOVERNANCE STRUCTURE PROVIDES STRONG BOARD ACCOUNTABILITY AND SUPPORTS SHAREHOLDER RIGHTS

The Board has regularly demonstrated our responsiveness and accountability to our shareholders' concerns through our strong corporate governance practices. For example, in response to shareholder feedback, the Board amended the company's By-laws so that they have a ten percent threshold requirement of outstanding stock for shareholders to call a special meeting. Additionally, following significant engagement with and input from shareholders, the Board also amended the company's By-laws to allow for "proxy access" for director nominations, provided that the shareholders and the nominees satisfy the requirements specified in the By-laws.

Further, the Board strongly believes that important matters requiring a shareholder vote should be the subject of shareholder meetings, which provide the opportunity for discussion and interaction among the company's shareholders so that all points of view may be considered prior to a vote. The right to act by written consent could potentially disenfranchise some shareholders and deprive them of this opportunity to carefully consider matters that are important to Pfizer, while presenting an opportunity for special interest investors to improperly push for proposals that may not be in the best interest of all shareholders.

YOUR BOARD ENGAGES WITH SHAREHOLDERS AND LISTENS TO THEIR PERSPECTIVES

Pfizer regards its relationships with shareholders and other stakeholders as fundamental to its strong corporate governance practices. The company regularly engages in discussions with investors, investor advocates and key opinion leaders on a broad variety of governance issues, including the desirability of permitting shareholders to act by written consent.

Since shareholder action by written consent does not require advance notice or communication to all shareholders, it could deprive many shareholders of the opportunity to assess and vote on pending shareholder actions and may prevent shareholders from receiving accurate and complete information on important pending actions. It would also deny the Board the opportunity to consider the merits of the proposed action and offer alternatives for shareholder evaluation.

SUMMARY

The Board understands that some shareholders may view the ability to act by written consent as an important right. A similar proposal requesting the right to act by written consent was voted on at Pfizer's 2019 Annual Meeting and failed to receive majority support, with only 12.4% of votes cast in favor of the proposal. Following the 2019 Annual Meeting, Pfizer engaged with many of our largest shareholders on topics including the Company's corporate governance profile and shareholder rights. Additionally, the Chair of our Governance & Sustainability Committee participated in several investors' meetings. During our discussions, Pfizer's investors were overwhelmingly satisfied with the Company's corporate governance profile and shareholder rights. Please see "*Shareholder Outreach*" in this Proxy Statement for details about the company's 2019 discussions with investors.

Pfizer's by-law provisions governing the ability to call special meetings offer shareholders a formal and more equitable opportunity, including notice and disclosure to all shareholders, to conduct matters, rather than enabling a limited group of shareholders to act by written consent. The company's existing corporate governance structure, including its extensive shareholder outreach program, is highly supportive of shareholder rights and makes the adoption of the right for shareholders to act by written consent unnecessary and not in the best interest of shareholders.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

ITEM 5 – Shareholder Proposal Regarding Enhancing Proxy Access

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who represents that he owns no less than 100 shares of Pfizer common stock, has notified Pfizer that he will present the following proposal at the 2020 Annual Meeting:

The Shareholder's Resolution

Proposal 5 - Make Shareholder Proxy Access More Accessible

Shareholders request that our board of directors take the steps necessary to enable as many shareholders as may be needed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to enable shareholder proxy access with the following provisions:

Nominating shareholders and groups must still have owned at least 3% of the outstanding shares of common stock of the Company continuously for a period of at least 3-years. Such shareholders shall be entitled to nominate a total of up to 25% of the number of authorized directors.

Proxy access for shareholders enables shareholders to put competing director candidates on the company ballot to see if they can get more votes than some of management's director candidates. A competitive election is good for everyone. This proposal can help ensure that our management will nominate directors with outstanding qualifications in order to avoid giving shareholders a reason to exercise their right to use proxy access.

Under our current restricted proxy access if 20 shareholder combined hold $6 Billion of Pfizer stock and are $1 short in owning 3% of company stock - they are totally out of luck. They cannot ask a 21st shareholder to join their ranks.

As a practical mater any group attempting proxy access at PFE should plan on the participation of $12 billion in stock to be prepared for Pfizer challenging stock ownership by exploiting technical rules in regard to proof of stock ownership.

If one has any doubt about Pfizer and its attention to technical details in regard to corporate governance then just look at the 6 Pfizer attempts to exclude shareholder proposals in 2019:

https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2019/trinityhealthetal0228119-14a8.pdf
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2019/internationalbrotherhoodetal022819-14a8.pdf
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2019/petapfizer030119-14a8.pdf
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2019/ncppr022819-14a8.pdf
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2019/nycpensionfund021219-14a8.pdf
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2019/steinerpfizer020719-14a8.pdf

It is also important to adopt this proposal because Pfizer shareholders have no right to act by written consent and the importance of enabling shareholder to act by written consent to elect a director is gaining greater acceptance.

Under this proposal it is likely that the number of shareholders who participate in the aggregation process would still be a modest number due to the administrative burden on shareholders to qualify as one of the aggregation participants. Plus it is easy for management to reject potential aggregating shareholders. The administrative burden on shareholders leads to a number of potential technical errors by shareholders that management can easily detect.

Please vote yes:

Make Shareholder Proxy Access More Accessible - Proposal 5

Your Company's Response

The Board of Directors recommends a vote **AGAINST** this proposal. Our proxy access By-law provision already provides shareholders with a meaningful opportunity to nominate directors and aligns with current market practice. The modifications requested by the proponent are unnecessary and not in the best interests of shareholders.

PFIZER'S CURRENT PROXY ACCESS PROVISIONS REFLECT OUR COMMITMENT TO GOVERNANCE EXCELLENCE AND RESPONDING TO SHAREHOLDER FEEDBACK

The Board has regularly demonstrated its responsiveness to shareholders' concerns and emerging best practices to maintain its industry-leading corporate governance practices. In late 2015, following discussions with various institutional shareholders and during our annual review of corporate governance practices, Pfizer adopted an amendment to the company's By-laws allowing "proxy access" for director nominations. Under the By-law provision, a shareholder or group of up to and including 20 shareholders who own at least 3% of the company's outstanding common stock continuously for three years may nominate candidates representing 20% of the Board, and include those nominees in Pfizer's proxy materials, provided that the shareholders and the nominees satisfy the requirements specified in the By-laws.

Prior to adopting our proxy access By-law, the Board carefully evaluated various terms concerning ownership thresholds, holding periods, the cap on board seats and aggregation limits among other factors. In addition, it considered existing shareholder rights, investors' views, other companies' proxy access bylaws and Pfizer's institutional investor profile.

The terms of Pfizer's proxy access By-law remain consistent with the vast majority of proxy access bylaws adopted to date. Based on the Board's assessment of these factors and our ongoing investor engagements, we continue to believe that our current form of proxy access, including the current group aggregation limit of 20 shareholders, reflects best practice and strikes the appropriate balance between enhancing shareholder rights and protecting the interests of all our shareholders.

When a group of shareholders submit a director nominee through the proxy access right, Pfizer is responsible for confirming that each shareholder in the group has met all procedural requirements, and that each shareholder will continue to meet these requirements until the annual meeting. The aggregation limit set at a reasonable and market standard of 20 helps ensure that Pfizer will not be overburdened with the logistical confirmation process for a potentially large number of shareholders. Undertaking this process for a large group of shareholders would likely cost Pfizer significant time and resources and could impede the exercise of proxy rights by other shareholders.

ONGOING COMMITMENT TO BOARD REFRESHMENT AND DIVERSITY

In addition, the Governance & Sustainability Committee of the Board selects Director nominees with outstanding qualifications and who meet specific criteria. The Committee focuses on Board succession planning on a continuous basis. In performing this function, the Committee recruits and recommends to the Board the nominees for election as Directors to the full Board. The goal is to achieve a Board that provides effective oversight of the company with the appropriate diversity of perspectives, experience, expertise, skills, specialized knowledge, and other qualifications and attributes of the individual Directors.

Since 2015, the Board has added six new independent Directors to the Board. Our Board's average tenure is six years. Seven of 13 Directors are diverse based on gender and ethnicity. These additions reflect the Board's commitment to maintain an effective and well-functioning Board with the expertise to exercise independent oversight of the company and protect shareholder interests.

SUMMARY

Pfizer has consistently demonstrated responsiveness to shareholders and maintains policies and practices that serve the best interest of all shareholders. Pfizer has a proxy access By-law that strikes the appropriate balance between enhancing shareholder rights and protecting the interests of all our shareholders. Therefore, the modifications requested by the proponent are unnecessary and not in the best interests of shareholders.

 ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

ITEM 6 – Shareholder Proposal Regarding Report on Lobbying Activities

Oxfam America, Inc., 1101 17th Street, NW Suite 1300, Washington, DC 20036 which represents that it owns no less than 114 shares of Pfizer common stock, and co-filers have notified Pfizer that they will present the following proposal at the 2020 Annual Meeting:

The Shareholder's Resolution

Whereas, we believe in full disclosure of Pfizer's direct and indirect lobbying activities and expenditures to assess whether Pfizer's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the shareholders of Pfizer request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Pfizer is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Corporate Governance Committee and posted on Pfizer's website.

SUPPORTING STATEMENT

Pfizer spent $97,570,650 from 2010 through 2018 on federal lobbying. This figure does not include state lobbying, where Pfizer lobbies in all 50 states but disclosure is uneven or absent. Pfizer also lobbies abroad, spending between €800,000-899,000 on lobbying in Europe for 2017.

Pfizer sits on the boards of the U.S. Chamber of Commerce and the Pharmaceutical Research and Manufacturers of America (PhRMA), which together have spent over $1.9 billion on lobbying since 1998. Pfizer does not disclose its payments to trade associations, or the amounts used for lobbying. And Pfizer does not disclose its membership in tax-exempt organizations that write and endorse model legislation, such as belonging to the American Legislative Exchange Council (ALEC). Though Pfizer uses the Global Reporting Initiative (GRI) for sustainability reporting, it fails to report "any differences between its lobbying positions and any stated policies, goals, or other public positions" under GRI Standard 415, giving further indication that the company's disclosures are currently inadequate.

We are concerned that Pfizer's lack of disclosure presents reputational risk when its lobbying contradicts company public positions. For example, media outlets like CNN have highlighted Pfizer's claims to support policies that lower the cost of medicines, while funding PhRMA's opposition to initiatives aimed at lowering drug prices,[1] and the Washington Post has called Pfizer's ALEC membership its "dirty little secret."[2]

We believe the reputational damage stemming from this misalignment between general policy positions and actual direct and indirect lobbying efforts harms long-term value creation by Pfizer. Thus, we urge Pfizer to expand its lobbying disclosure.

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[1] https://www.cnn.com/2019/01/23/health/phrma-lobbying-costs-bn/index.html
[2] https://www.washingtonpost.com/opinions/ups-and-pfizers-dirty-little-secret/2017/12/05/54d7856a-d9e4-11e7-b859-fb0995360725_story.html

Your Company's Response

The Board of Directors recommends a vote **AGAINST** this proposal. The Board believes the actions requested by the proponent are unnecessary and not in the best interests of the company and our shareholders. Shareholder proposals regarding lobbying activities have been voted on at prior Annual Meetings and, each time, the proposal has failed to receive a majority of shareholder support. Although the proposals did not pass, in response to the proposal and investor feedback, Pfizer enhanced its disclosures concerning lobbying activities on its website at https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships.

LOBBYING PRIORITIES AND DISCLOSURE

Our lobbying priorities consider the interests of patients, our company, shareholders, employees and other stakeholders. In 2019, Pfizer's federal lobbying priorities focused on trade, healthcare, access to prescription drugs and patent protection, all of which directly impact our business and shareholder value.

In the U.S., Pfizer complies with important federal and state lobbying registration and disclosure laws. Pfizer's current disclosures, detailing our federal lobbying priorities, are fully compliant with the Federal Lobbying Disclosure Act (LDA) and the Honest Leadership and Open Government Act and filed quarterly with the U.S. House of Representatives and the U.S. Senate. Included in the report is the total amount spent on federal lobbying activity for the quarter, which includes the percentage of our dues to trade associations spent on federal lobbying activity, payments to outside consultants, and the time spent by Pfizer colleagues on federal lobbying activity. Our disclosures on federal lobbying activities may be viewed at: https://soprweb.senate.gov/index.cfm?event=selectfields.

In all states where we operate, we are also fully compliant with state registration and reporting requirements. Links to states' reporting entities, where state lobbying reports are filed, may be accessed via the company's website at: https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships.

Moreover, the company's lobbying activities are subject to robust internal procedures designed to align these efforts with our public policy priorities and applicable law. The company has a robust training and reporting program in place to ensure colleague compliance.

OUR ENGAGEMENT WITH LAWMAKERS AND TRADE AND INDUSTRY ORGANIZATIONS

We operate in a highly regulated and competitive industry and continue to face significant legislative and regulatory challenges. It is essential that we actively engage with lawmakers and trade and industry organizations to help build constructive discourse in the political and regulatory environment in support of our business priorities. To enhance these efforts, we are members of several industry and trade groups. We believe value exists in making sure our positions on issues important to Pfizer and our industry are communicated and understood within these organizations.

A listing of our current memberships with several industry and trade groups is available at https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships.

ANNUAL EVALUATION AND BOARD OVERSIGHT OF OUR SUPPORT FOR TRADE AND INDUSTRY GROUPS

Our Chief Corporate Affairs Officer and Government Relations Senior Vice President annually evaluate our support of industry and trade groups based on these organizations' expertise in healthcare policy and advocacy and support of key issues of importance to Pfizer. In addition to their positions on health care policy issues, we realize these organizations may engage in a broad range of other issues that extend beyond the scope of issues of primary importance to Pfizer. If concerns arise about an issue, we are able to convey our concerns, as appropriate, through our colleagues who serve on the boards and committees of these groups. Decisions to provide funding are based on an organization's support of issues that impact our industry, including advancing biomedical research, healthcare innovation, advocating for protecting intellectual property rights, and access to medicines. The evaluation includes:

- Examining the philosophy, major objectives and actions taken by the organization supported;
- Assessing the consistency between Pfizer's stated policies, principles and Code of Conduct with those supported by the organization;
- Determining if the relationship carries a reputational or business risk that may negatively impact the company, its shareholders, or other stakeholders;

- Evaluating management's rationale for the company's direct involvement in or financial support of the organization, to determine if this support is in the long-term best interests of the company and its stakeholders; and
- Furnishing the Governance & Sustainability Committee with periodic reports detailing the above points.

Pfizer's Board of Directors and its Committees also play an important role in our public policy engagement and have oversight responsibilities for these activities. The Governance & Sustainability Committee is responsible for reviewing annually the company's actions related to our lobbying priorities and activities, including associations with certain trade and/or legislative organizations.

The criteria used to determine funding for think tanks and legislative organizations is available at http://www.pfizer.com/files/responsibility/third_party_funding_criteria.pdf.

SUMMARY

We believe our enhanced disclosures sufficiently meet the needs of our shareholders and that the proposal's additional reporting obligation would be burdensome and unnecessary. Shareholder proposals requesting a detailed report on lobbying activities have been voted on by Pfizer's shareholders at prior Annual Meetings and, each time, these proposals have failed to receive a majority of shareholder support.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

ITEM 7 – Shareholder Proposal Regarding Independent Chair Policy

The Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014-1207, which represents that it owns no less than 75 shares of Pfizer common stock, and co-filers have notified Pfizer that they will present the following proposal at the 2020 Annual Meeting:

The Shareholder's Resolution

Resolved: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy would be phased in for the next CEO transition.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to have a past CEO an inside director act as Chair.

Pfizer's Ian Read served in the past as both as CEO and Chair of the Company's Board of Directors and became Executive Chair of the Board when Dr. Bourla became our new CEO on January 1. However, in September 2019 the company announced Mr. Read would retire from that post and CEO Albert Bourla will become Board Chair as well combining the roles once again. We believe Pfizer should create a stronger governance structure moving forward.

As Andrew Grove, Intel's former chair, stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss. and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board. The primary duty of a Board of Directors is to oversee the management of a company on behalf of shareholders. A CEO serving as Chair can result in excessive management influence on the Board and weaker oversight of management. We urge Pfizer's Board to take the opportunity to appoint a new independent Board Chair in the next round of succession.

Numerous institutional investors recommend independence for these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place. In addition investor interest in this governance practice is growing.

According to ISS "2017 Board Practices", (March 2017), 58%, of S&P 1,500 firms separate these two positions and the number of companies separating these roles is growing.

This resolution to Pfizer received a 27% vote last year.

To simplify the transition, this policy would be phased in and implemented when the next CEO is chosen.

Your Company's Response

The Board of Directors recommends a vote **AGAINST** this proposal. The Board believes that eliminating the flexibility to select a structure of Board leadership, based on the facts and circumstances presented at a particular point in time is unnecessarily rigid and not in the best interests of the company and our shareholders.

PFIZER'S SHAREHOLDER RIGHTS AND GOVERNANCE PRACTICES SUPPORT INDEPENDENT BOARD OVERSIGHT

The Board, which consists entirely of independent Directors (other than Dr. Bourla), exercises a strong, independent oversight function, which is further enhanced by the fact that our Audit, Compensation, Governance & Sustainability, Regulatory and Compliance and Science and Technology Committees are composed entirely of independent Directors.

In addition, the Board is confident that Pfizer's existing shareholder rights and strong corporate governance practices, including the annual election of directors, majority vote standard in uncontested Director elections, special meeting rights and proxy access already provide a strong structure for ensuring independent oversight of the company.

These policies are bolstered by the Board's practices, which include frequent meetings in executive sessions, when our Chairman and CEO is not present, to discuss matters that fall under their purview as independent Directors. These topics include evaluation of the Chairman and CEO and other senior leaders and succession planning. Independent Directors in executive session may also discuss the company's operating and financial performance, capital allocation priorities and other Board matters.

Furthermore, the Board's independent oversight is enhanced by the Board's ongoing refreshment, focus on diversity among Directors, regular rotation of committee Chairs and of the Lead Independent Director.

A FLEXIBLE LEADERSHIP STRUCTURE IS THE MOST EFFECTIVE FOR PFIZER AND OUR SHAREHOLDERS

The independent Directors of the Board with their diverse backgrounds, experience, perspectives and extensive knowledge about the company and our industry, are best positioned to evaluate the Board's optimal leadership structure. The Board believes the leadership structure best suited to meet the needs of Pfizer and our shareholders should be based on the particular circumstances and challenges confronting the Board and company at any given time, as well as the individual skills and experiences that may be required in an effective Chairman. Given the dynamic and competitive environment in which we operate, the Board believes that the right leadership structure may vary as circumstances warrant and does not view any particular Board leadership structure as preferred. Accordingly, the Board values having the flexibility to select the structure of leadership best suited to meet the needs of Pfizer and our shareholders at any given time.

In accordance with our Corporate Governance Principles, the independent Directors of the company annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the company, based on the recommendation of the Governance & Sustainability Committee following its thorough annual review of the Board's leadership structure. If the individual elected as Chairman is the Chief Executive Officer, the independent Directors also elect a Lead Independent Director.

In 2019, following a thorough review by the Governance & Sustainability Committee and the independent Directors, of the Board's leadership structure, the Board unanimously elected Pfizer's Chief Executive Officer, Dr. Albert Bourla, to succeed Mr. Ian C. Read as Chairman of the Board effective January 1, 2020. Mr. Read retired from the company on December 31, 2019. Dr. Bourla has also retained the CEO role. The independent Directors determined that having one clear leader in both roles, with deep industry expertise and company knowledge, provides decisive and effective leadership internally and externally. Pfizer today benefits from the unity of leadership and company alignment by having these roles combined. These determinations were based on the independent Directors' belief that Dr. Bourla:

- has extensive experience in and knowledge of the research-based biopharmaceutical industry and regulatory environment; and
- demonstrates the leadership and vision necessary to lead the Board and the company by driving scientific and commercial innovation and creating shareholder value.

OUR LEAD INDEPENDENT DIRECTOR PROVIDES STRONG, INDEPENDENT LEADERSHIP

Mr. Shantanu Narayen, who has served as Lead Independent Director since April 2018, continues as Lead Independent Director. We believe this Board leadership structure will help ensure continuity of strong and effective leadership. The position of Lead Independent Director at Pfizer comes with a clear mandate, significant authority and well-defined responsibilities under a Board-approved charter. Please see "*Our Lead Independent Director*" in this Proxy Statement for a list of these responsibilities.

ANNUAL REVIEW OF BOARD LEADERSHIP STRUCTURE

During the Board's annual review of its leadership structure, the independent Directors considered the pros and cons of alternative leadership structures taking into account the company's performance under the current operating and governance environment, executive leadership changes, as well as investor feedback with the goal of achieving the optimal model for Board leadership and effective Board oversight of senior leaders. The Directors will continue to evaluate the effectiveness of the Board's leadership structure on at least an annual basis and make any future decisions based upon the best interests of the company and our shareholders at that time.

SUMMARY

The Board of Directors concludes it should maintain the flexibility to select the optimal structure of leadership best suited to meet the needs of Pfizer and its shareholders at any given time. Pfizer's robust governance practices, including the role of the strong Lead Independent Director, make a rigid policy on the selection of the Board's leadership structure unnecessary and not in the best interests of shareholders.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

ITEM 8 – Shareholder Proposal Regarding Gender Pay Gap

Proxy Impact, 5011 Esmond Ave., Richmond, CA. 94805, which represents that it is authorized by owners of no less than $2,000 worth of shares of Pfizer common stock, has notified Pfizer that it will present the following proposal at the 2020 Annual Meeting:

The Shareholder's Resolution

Whereas: Research from *Morgan Stanley*, *McKinsey*, and *Robeco Sam* suggests gender diverse leadership leads to superior stock price performance and return on equity. *McKinsey* states, "the business case for the advancement and promotion of women is compelling." Best practices include "tracking and eliminating gender pay gaps."

Assessing if a company has a gender pay gap requires analyzing both equal pay and equal opportunity. This is most commonly done using adjusted and unadjusted (median) pay data. Median pay data is the key metric used by the Organization for Economic Cooperation and Development, the World Economic Forum, and the U.S Department of Labor, among others.

The 2017 U.S. Census data on median earnings for full-time, year-round workers found that women made 80 percent of that of their male counterparts. The gap for African American and Latina women is 61 percent and 53 percent. At the current rate, women will not reach pay parity until 2059.

Since 2018 the United Kingdom has required large businesses to provide disclosure of both adjusted and unadjusted (median) gender pay data. The 2019 Pfizer U.K. Gender Pay Gap Report showed a 15.9 percent median pay gap (up from 14.5 percent in 2018) and a 29.8 percent median bonus pay gap (up from 24.8 percent in 2018). Women comprised 55.6 percent of the lower quartile of its employees but only 37.8 percent of the upper quartile.

In 2019, shareholders withdrew a Report on Gender Pay Gap resolution when Pfizer agreed to:

"to determine whether and to what extent Pfizer has a global gender pay gap and a U.S race pay gap, on both an unadjusted and an adjusted basis."

Yet, Pfizer's gender pay gap statement of October 17, 2019 fails to provide any unadjusted (median pay) data.

The Pfizer statement reports women earn 99+ percent of the compensation received by men on a statistically adjusted equal pay basis (although this adjusted data excludes Pfizer's executive leadership team and other employee groups).

Pfizer's statistically adjusted number alone fails to consider how discrimination affects differences in opportunity. In contrast, median pay gap disclosures address the structural bias that affects the jobs women hold, particularly when men hold most higher paying jobs.

Resolved: Shareholders request Pfizer report on the company's global median gender pay gap, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining female talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Your Company's Response

The Board of Directors recommends a vote **AGAINST** this proposal. The Board recognizes the value of Pfizer's colleagues and the need for the company to build and sustain a culture where colleagues of diverse backgrounds and abilities contribute their unique viewpoints and perspectives to all aspects of the business. The Board and its Committees oversee elements of our corporate culture, including human capital management, associated with their respective areas of responsibility.

A comprehensive gender pay gap analysis performed by a recognized expert in global pay equity work supports this view. The top line results were disclosed by Pfizer in October 2019 and are both aligned with the goals of this proposal and provided sufficient information such that our shareholders, our colleagues and stakeholders can assess our pay policies and practices and their impact on pay equity.

As a result, the additional information requested by the proposal is unnecessary and not in the best interest of the company and our shareholders.

PFIZER'S GENDER PAY EQUITY STUDY CONFIRMS EQUITABLE PAY PRACTICES

During 2019, we completed the company's Purpose Blueprint with the roll out of four new values—Courage, Excellence, Equity and Joy—that define our culture. Recognizing that our colleagues are one of Pfizer's greatest assets, and that culture is our most important differentiator, it is crucial that we build and sustain a diverse culture where colleagues view themselves as being treated equitably. To that end, we performed our first comprehensive pay equity study and publicly reported our top line results.

The study was performed by a recognized independent, third-party compensation expert under the direction of outside legal counsel. The expert assessed pay equity for gender worldwide and for minorities in the U.S., based upon compensation data including base pay, merit increases, bonuses and long-term incentive grants for approximately 85% of the total global colleague population (more than 81,000 colleagues). The study confirmed equitable pay practices after accounting for employee role, education, experience, performance and location. More specifically, the top line results indicate that on an adjusted basis, Pfizer compensates female colleagues greater than 99% of what male colleagues are paid in both base pay and total compensation across the globe. Additionally, in the U.S., minority colleagues earn the same as non-minority colleagues.

The proposal requests that Pfizer not only perform a gender pay gap study, but also identify and disclose the results on an unadjusted, as well as an adjusted basis. We believe that taking into account factors such as role, education, experience, recent promotions and job location provides the most relevant and clearest measure of pay equity for our colleagues, which is why Pfizer decided to disclose adjusted metrics. We believe that providing data on an unadjusted (median) basis is not an accurate measure for assessing whether our pay policies and practices compensate our colleagues equitably. The unadjusted median data fail to take into account factors outside of gender and/or race that could affect compensation levels and is therefore not relevant if our goal is to achieve pay equity based upon gender and race.

In addition, the purpose for which unadjusted data might be compiled and released would be to demonstrate the representation of women and minorities across an organization and to assess whether those representation levels are appropriate or acceptable. We believe we have addressed the proponent's request to have an unadjusted (median) number released in an alternative, but equally effective way. In our statement announcing the results of our pay equity study, we acknowledged that we are also committed to creating greater opportunities for women and minorities to advance to senior roles at Pfizer and to building a pipeline of qualified diverse talent throughout the organization—we refer to this as opportunity parity. By 2025, Pfizer aims to increase global representation of women from 33% to 47% and minorities from 19% to 25% at the vice president level and above. We aim to achieve this goal of opportunity parity among our colleagues through continuously building diverse talent pools, expanding our approach to attracting, developing and retaining women and colleagues of color at every level of the organization and strengthening our existing relationships with diverse talent organizations.

SUMMARY

The proponent's goal in requesting additional disclosure is to increase diversity at senior levels in the organization. Pfizer has publicly committed to this goal, and indeed, has done so with greater clarity than the proposal seeks.

We are confident that our current compensation philosophy, policies and practices regarding pay equity and opportunity parity, as well as our recent commitment and disclosure regarding the same, make this proposal unnecessary.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Annual Meeting Information

Annual Meeting

When and where will the Annual Meeting be held?

Date: April 23, 2020

Time: 9:00 a.m., Eastern Daylight Time

Location: Hilton Short Hills Hotel, 41 John F. Kennedy Parkway, Short Hills, New Jersey 07078. For directions, call the hotel at +1-973-379-0100.

Shareholders will be admitted to the Annual Meeting beginning at 8:30 a.m., Eastern Daylight Time. Seating will be limited.

The Hilton Short Hills Hotel is accessible to disabled persons, and upon advance request we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon advance request. Please mail your request to the address noted below under the question "What do I need to do to attend the Annual Meeting?"

What is a quorum for the Annual Meeting?

The presence of holders of stock representing a majority of the voting power of all shares of Pfizer stock issued and outstanding and entitled to vote at the Pfizer Annual Meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

What do I need to do to attend the Annual Meeting?

Admission to the Annual Meeting is limited to shareholders as of the close of business on February 25, 2020, and one immediate family member; one individual designated as a shareholder's authorized proxy holder; or one representative designated in writing to present a shareholder proposal properly brought before the Meeting. In each case, the individual must have an admission ticket or proof of ownership of Pfizer stock, as well as a valid government-issued photo identification, such as a valid driver's license or passport, to be admitted to the Meeting.

ADMISSION TICKET OR PROOF OF OWNERSHIP

If you hold your shares in your name as a shareholder of record, you will need an admission ticket or proof of ownership of Pfizer stock. An admission ticket is attached to your proxy card or to the Notice of Internet Availability of Proxy Materials. If you plan to attend the Meeting, please vote your shares, but keep the admission ticket and bring it with you to the Meeting.

If you misplace your admission ticket, we will verify your ownership on site at the Annual Meeting venue.

If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the Annual Meeting, you must present proof of your ownership of Pfizer stock, such as a bank or brokerage account statement, to be admitted to the Meeting.

A shareholder may appoint a representative to attend the Annual Meeting and/or vote on his/her behalf. An admission ticket must be requested by the shareholder, but will be issued in the name of the authorized representative. Any individual holding an admission ticket not issued in his/her name will not be admitted to the Annual Meeting. To request permission to attend the Annual Meeting and/or vote on behalf of a shareholder, contact Pfizer Shareholder Services, 235 East 42nd Street, New York, New York 10017.

PROPONENT OF SHAREHOLDER PROPOSAL

The proponent of a shareholder proposal included in this Proxy Statement should notify the company in writing of the individual authorized to present the proposal at the Annual Meeting; this notice should be received at least two weeks before the Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases, or packages will be permitted in the Annual Meeting. The use of mobile devices, photography or recording of the event is strictly prohibited. You will be required to enter through a security checkpoint before being granted access to the Annual Meeting.

Will the Annual Meeting be webcast?

Our Annual Meeting will be audio webcast live on April 23, 2020. You are invited to visit www.pfizer.com at 9:00 a.m., Eastern Daylight Time, on April 23, 2020, to access the webcast. Registration for the webcast is required and will be available beginning on April 16, 2020. A replay will be available on our website through May 29, 2020.

Who is entitled to vote at the Annual Meeting?

Holders of Pfizer common stock at the close of business on February 25, 2020, are entitled to receive the Notice of 2020 Annual Meeting and Proxy Statement and to vote their shares at the Meeting. As of that date, there were 5,547,639,005 shares of the company's common stock outstanding and entitled to vote. In addition, shares of the company's preferred stock having votes equivalent to 1,086,781 shares of common stock are held by two of the company's employee benefit plan trusts. Each share of common stock is entitled to one vote on each matter properly brought before the

Meeting. Shares of common stock and shares of preferred stock vote together as a single class on the matters covered in this Proxy Statement.

Voting

How do I vote?

You may vote using any of the following methods:

BY MAIL

Complete, sign and date the accompanying proxy card or voting instruction form and return it in the prepaid envelope. If you are a shareholder of record and return your signed proxy card, but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors.

If you are a shareholder of record and you do not have the prepaid envelope, please send your completed proxy card by regular mail to Pfizer Inc., Proxy Services, c/o Computershare Investor Services, PO Box 505008, Louisville KY 40233-9814, or by overnight mail to Pfizer Inc., Proxy Services, c/o Computershare, 462 South Fourth Street, Suite 1600, Louisville, KY 40202.

BY TELEPHONE OR VIA THE INTERNET

Pfizer has established telephone and Internet voting procedures for shareholders of record. These procedures are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

If you are located outside the United States, Puerto Rico and Canada, see your proxy card for additional instructions.

The website for Internet voting is www.investorvote.com/PFE. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 7:30 a.m., Eastern Daylight Time, on April 23, 2020.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We therefore recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction form.

IN PERSON AT THE ANNUAL MEETING

Shareholders who attend the Annual Meeting may vote in person at the Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

YOUR VOTE IS IMPORTANT. YOU CAN SAVE US THE EXPENSE OF AN ADDITIONAL MAILING BY VOTING PROMPTLY.

Is there a list of shareholders entitled to vote at the Annual Meeting?

The names of shareholders of record entitled to vote at the Meeting will be available at the Meeting and for 10 days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, NY 10017 by contacting our Corporate Secretary.

What shares are included on the proxy card?

If you are a shareholder of record, you will receive a proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Computershare Investment Plan.

If you are a Pfizer employee, you will receive a proxy card or voting instruction form for all the Pfizer shares you hold:

- in a Pfizer and/or Wyeth savings plan; and/or
- in Grantor Trusts for deferred stock received by certain Pfizer and legacy Wyeth employees.

Your proxy card will serve as a voting instruction form for the applicable savings plan and/or Grantor Trust.

If you do not vote your shares or specify your voting instructions on your proxy card or voting instruction form, the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or Grantor Trust.

To allow sufficient time for voting by the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, your voting instructions must be received by 10:00 a.m., Eastern Daylight Time, on April 20, 2020.

If you hold Pfizer shares through any other company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast	No
Ratification of KPMG LLP	Majority of Votes Cast	Yes
Advisory Approval of Executive Compensation	Majority of Votes Cast	No
Shareholder Proposals	Majority of Votes Cast	No

If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws.

ELECTION OF DIRECTORS; MAJORITY VOTE POLICY

Under our By-laws and our Corporate Governance Principles, Directors must be elected by a majority of the votes cast in uncontested elections, such as the election of Directors at the Annual Meeting. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes "for" or "against" a Director nominee. Any nominee who does not receive a majority of votes cast "for" his or her election would be required to tender his or her resignation promptly following the failure to receive the required vote. Within 90 days of the certification of the shareholder vote, the Governance & Sustainability Committee would then be required to make a recommendation to the Board as to whether the Board should accept the resignation, and the Board would be required to decide whether to accept the resignation and disclose its decision-making process. In a contested election, the required vote would be a plurality of votes cast. Full details of this policy are set forth in our Corporate Governance Principles (see "*Annex 1*" to this Proxy Statement).

RATIFICATION OF THE SELECTION OF KPMG LLP

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of the selection of KPMG LLP as our independent registered public accounting firm. Abstentions are not counted as votes "for" or "against" this proposal.

ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve, on an advisory basis, the compensation of our Named Executive Officers. Abstentions and broker non-votes are not counted as votes "for" or "against" this proposal.

SHAREHOLDER PROPOSALS

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve a shareholder proposal. Abstentions and broker non-votes are not counted as votes "for" or "against" the shareholder proposals.

How will my shares be voted at the Annual Meeting?

At the Meeting, the Proxy Committee appointed by the Board of Directors will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your shares will be voted as the Board of Directors recommends, which is:

- **FOR** the election of each of the Director nominees named in this Proxy Statement;
- **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the 2020 fiscal year;
- **FOR** the approval, on an advisory basis, of the compensation of our Named Executive Officers; and
- **AGAINST** the shareholder proposals.

Who will count the votes?

Representatives of our transfer agent, Computershare, will tabulate the votes and act as inspectors of election.

What can I do if I change my mind after I vote?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- giving written notice to our Corporate Secretary;
- delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record and following their instructions for how to do so.

All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

Proxy Materials

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2020 Annual Meeting of Shareholders and at any adjournment or postponement of the Meeting.

The Notice of 2020 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed or made available to shareholders starting on or about March 13, 2020.

Why did I receive a "Notice of Internet Availability of Proxy Materials", but no proxy materials?

We distribute our proxy materials to certain shareholders via the Internet under the "Notice and Access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our distribution costs, while providing a timely and convenient method of accessing the materials and voting. On March 13, 2020, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet. To request a free set of printed materials for this meeting or for future mailings, refer to the Notice for detailed instructions on how to request a copy via Internet, telephone or e-mail.

Can I access the proxy materials and the 2019 Financial Report on the Internet?

This Notice of 2020 Annual Meeting and Proxy Statement and the 2019 Financial Report are available on our website at https://investors.pfizer.com/financials/annual-reports/default.aspx. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will conserve natural resources and will save us the cost of producing documents and mailing them to you, and will also give you an electronic link to the proxy voting site.

Shareholders of Record: If you vote on the Internet at www.investorvote.com/PFE, simply follow the prompts to enroll in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to http://www.computershare-na.com/green/ and following the enrollment instructions.

Beneficial Owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

What is "householding" and how does it affect me?

We have adopted a procedure, approved by the SEC, called "householding." Under this procedure, shareholders of record who have the same address and last name and receive hard copies of the Annual Meeting materials will receive only one copy of this Notice of 2020 Annual Meeting and Proxy Statement and the 2019 Financial Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. If you and other Pfizer shareholders living in your household do not have the same last name, you may also request to receive only one copy of future proxy statements and financial reports.

Householding conserves natural resources and reduces our printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of this Notice of 2020 Annual Meeting and Proxy Statement and any accompanying documents, or if you hold Pfizer stock in more than one account, and in either case you wish to receive only a single copy of each document for your household, please contact our transfer agent, Computershare Investor Services, in writing at P.O. Box 505000, Louisville, KY 40233-5000; or by telephone, in the U.S., Puerto Rico and Canada, 1-800-733-9393, and outside the U.S., Puerto Rico and Canada, 1-781-575-4591.

Alternatively, if you participate in householding and wish to receive a separate copy of this Notice of 2020 Annual Meeting and Proxy Statement and any accompanying documents or prefer to discontinue your participation in householding, please contact Computershare as indicated above, and a separate copy will be sent to you promptly.

If you are a beneficial owner, you can request information about householding from your broker, bank or other holder of record.

How can I obtain a copy of Pfizer's 2019 Annual Review?

The company's Annual Review is available on our website at www.pfizer.com/annual. Pfizer is working hard to be a green company; therefore, hard copies of the report are no longer produced.

Other Questions

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required under NYSE rules.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG LLP as our independent registered public accounting firm, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors, the advisory approval of executive compensation or the shareholder proposals without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

What is the difference between holding shares as a shareholder of record and holding shares as a beneficial owner?

If your shares are registered in your name with Pfizer's transfer agent, Computershare, you are the "shareholder of record" of those shares. This Notice of 2020 Annual Meeting and Proxy Statement and any accompanying materials have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this Notice of 2020 Annual Meeting and Proxy Statement and any accompanying documents have been provided to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction form or by following their instructions for voting by telephone or on the Internet.

Could other matters be decided at the Annual Meeting?

The Board is not aware of any matters that are expected to come before the 2020 Annual Meeting other than those referred to in this Proxy Statement (see "*Other Business*" below).

If you return your signed and completed proxy card or vote by telephone or on the Internet and other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors will have the discretion to vote for you on such matters and intends to vote the proxies in accordance with its best judgment.

Who will pay for the cost of this proxy solicitation?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our Directors, officers or employees in person or by telephone, mail, electronic transmission and/or facsimile transmission. We have hired Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Morrow Sodali LLC a fee of $35,000, plus reasonable expenses, for these services.

Other Business

The Board is not aware of any matters that are expected to come before the 2020 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should properly come before the Annual Meeting, the Proxy Committee intends to vote the proxies in accordance with its best judgment.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with our By-laws and the procedures described below.

Submitting Proxy Proposals and Director Nominations for the 2021 Annual Meeting

Proposals for Inclusion in Our 2021 Proxy Materials

Under SEC rules, if a shareholder wants us to include a proposal in our 2021 proxy materials for presentation at our 2021 Annual Meeting of Shareholders, then the proposal must be received at our principal executive offices at 235 East 42nd Street, New York, New York 10017, Attention: Corporate Secretary, by November 12, 2020. All proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the Exchange Act).

Director Nominations for Inclusion in our 2021 Proxy Materials (Proxy Access)

Any shareholder considering a proxy access nomination should carefully review our By-laws, which are available at https://investors.pfizer.com/corporate-governance/default.aspx. Under our proxy access by-law, if a shareholder (or a group of up to 20 shareholders) who has owned at least 3% of our shares for at least three years and has complied with the other requirements in our By-laws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our 2021 proxy materials for election at our 2021 Annual Meeting of Shareholders, then the nominations must be received by us at our principal executive offices at 235 East 42nd Street, New York, New York 10017, Attention: Corporate Secretary, not earlier than October 13, 2020 and not later than November 12, 2020.

Other Proposals or Nominations to be Brought before Our 2021 Annual Meeting

Any shareholder considering introducing a nomination or other item of business should carefully review the procedures set forth in our By-laws, which are available at https://investors.pfizer.com/corporate-governance/default.aspx. These procedures provide that, among other things, a nomination or the introduction of an item of business at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices at 235 East 42nd Street, New York, New York 10017.

We must receive written notice of your intention to nominate a Director or to propose an item of business at our 2021 Annual Meeting according to this schedule:

If the 2021 Annual Meeting is to be held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 23, 2020), then Pfizer must receive your notice not less than 90 days nor more than 120 days in advance of the anniversary of the 2020 Annual Meeting.

If the 2021 Annual Meeting is to be held on a date not within 25 days before or after such anniversary, then Pfizer must receive it no later than 10 days following the first to occur of:

• the date on which notice of the date of the 2021 Annual Meeting is mailed; or
• the date public disclosure of the date of the 2021 Annual Meeting is made.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2021 Annual Meeting is held on schedule, to be "timely" within the meaning of Rule 14a-4(c) under the Exchange Act, we must receive written notice of your intention to introduce a nomination or other item of business at that Meeting between December 24, 2020 and January 23, 2021.

For any other meeting, the nomination or item of business must be received by the 10th day following the date on which public disclosure of the date of the meeting is made.

Upon written request, we will provide, without charge, a copy of our By-laws. Requests should be directed to our principal executive offices at 235 East 42nd Street, New York, New York 10017, Attention: Corporate Secretary.

Annex 1

Pfizer Inc. Corporate Governance Principles

Role and Composition of the Board of Directors

1. General. The Board of Directors (the Board), which is elected by the shareholders, is the ultimate decision-making body of Pfizer Inc. (the Company), except with respect to those matters reserved to the shareholders. It selects the Chief Executive Officer and other members of the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance. The function of the Board to monitor the performance of senior management is facilitated by the presence of non-employee Directors of stature who have substantive knowledge of the Company's business.

2. Succession Planning. The Board is responsible for planning for succession to the position of Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chief Executive Officer shall annually provide the Board with an assessment of other senior managers and their potential to succeed him or her. He or she shall also provide the Board with an assessment of persons considered potential successors to certain senior management positions.

3. Board Leadership. The independent Directors will annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the Company, based on the recommendation of the Governance & Sustainability Committee as a result of its annual review of the Company's Board leadership structure. If the individual elected as Chairman of the Board is the Chief Executive Officer, the independent Directors shall also elect a Lead Independent Director. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board as a whole, as well as over executive sessions of the independent Directors, and shall perform such other duties, and exercise such powers, as from time to time shall be prescribed in the Company's By-laws or by the Board; provided that the Lead Independent Director, if any, shall preside over executive sessions of the Company's independent Directors. In addition, the Lead Independent Director, if any, shall facilitate information flow and communication among the Directors and perform such other duties as may be specified by the Board and outlined in the Charter of the Lead Independent Director. The Board shall consider the rotation of the Lead Independent Director, if any, at such intervals as the Board determines on the recommendation of the Governance & Sustainability Committee.

4. Director Independence. It is the policy of the Company that the Board consist of a majority of independent Directors. The Governance & Sustainability Committee of the Board has established Director Qualification Standards to assist it in determining Director independence, which either meet or exceed the independence requirements of the New York Stock Exchange (NYSE) corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has an affiliation.

5. Board Size. It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Governance & Sustainability Committee shall periodically consider and make recommendations to the Board concerning the appropriate size and needs of the Board. The Governance & Sustainability Committee considers candidates to fill new positions created by increases in the size of the Board and vacancies that occur by resignation, by retirement or for any other reason.

6. Selection Criteria. To be considered for membership on the Board, candidates should be individuals of proven integrity who have demonstrated, by having a record of substantial achievement in an area of relevance to the Company, an ability to make a meaningful contribution to the Board's advising, counseling and monitoring roles. In selecting Directors, the Board will generally seek leaders of major complex organizations, including within the scientific, government service, educational, finance, marketing, technology and the not-for-profit sectors. In addition, the Board also will seek some Directors who are widely recognized as leaders in the fields of medicine or the biological sciences. A candidate must also possess a judicious and critical temperament that will enable objective appraisal of management's plans and programs. Each Director is expected to serve the best interests of all shareholders and must be committed to enhancing long-term Company growth. Directors should be selected so that the Board of Directors maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives. Candidates considered by the Governance & Sustainability Committee shall also be considered by other Directors, based on the recommendation of the Governance & Sustainability Committee, and final approval of a candidate shall be determined by the full Board. Recommendations for Directors received from shareholders will be evaluated in accordance with the criteria set forth above.

7. Voting for Directors. In accordance with the Company's By-laws, unless the Secretary of the Company determines that the number of nominees exceeds the number of Directors to be elected as of the record date for any meeting of the shareholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a Director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as Director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next shareholder meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation. In addition, the Board shall fill Director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other Directors in accordance with this Corporate Governance Principle.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Governance & Sustainability Committee will act to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. The Governance & Sustainability Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Governance & Sustainability Committee recommendation or Board action regarding whether to accept the resignation offer.

Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Current Report on Form 8-K (or any successor report) furnished to the Securities and Exchange Commission.

If each member of the Governance & Sustainability Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

8. Director Service on Other Public Boards. Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board.

9. Former Chief Executive Officer as Director. Upon retirement from the Company, the former Chief Executive Officer will not retain Board membership.

10. Change in Director Occupation. When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Governance & Sustainability Committee. The Governance & Sustainability Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

11. Director Compensation. The Governance & Sustainability Committee shall periodically review the compensation of non-employee Directors.

12. Ownership Requirement. Each non-employee Director is required to hold shares of the Company's common stock having a value of at least five (5) times the Director's annual base cash compensation while serving as a Director of the Company. For purposes of satisfying these requirements, (a) a Director's holdings of the Company's common stock shall include, in addition to shares held outright, units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan and (b) each such unit shall have the same value as a share of the Company's common stock. A Director will have five years from the date of (a) his or her first election as a Director or (b) if later, an increase in the amount of the Company's common stock required to be held, to satisfy this ownership requirement.

13. Director Retirement. Directors are required to retire from the Board when they reach the age of 73; a Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting following his or her 73rd birthday. On the recommendation of the Governance & Sustainability Committee, the Board may waive this requirement as to any Director if it deems such waiver to be in the best interests of the Company.

14. Annual Board and Committee Self-Evaluation. The Board (under the supervision of the Governance & Sustainability Committee) and each Committee will conduct a self-evaluation of their performance at least annually.

15. Term Limits. The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

16. Committees. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required or appropriate for, the operation of the Company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Governance & Sustainability Committee, Regulatory and Compliance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Governance & Sustainability Committee. The Audit Committee, Compensation Committee and Governance & Sustainability Committee are made up of only independent Directors, as defined under the NYSE listing standards and all applicable laws and regulations. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, Director Independence, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Governance & Sustainability Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from the Company or any of its subsidiaries. The Board also will apply any heightened independence standards applicable to members of those Committees pursuant to NYSE requirements.

The Board shall consider the rotation of committee assignments and of committee Chairs at such intervals as the Board determines on the recommendation of the Governance & Sustainability Committee. Consideration of rotation shall seek to balance the benefits derived from continuity and experience, on the one hand, and the benefits derived from gaining fresh perspectives and enhancing Directors' understanding of different aspects of the Company's business and enabling functions.

17. Director Orientation and Continuing Education. In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

18. Chief Executive Officer Performance Goals and Annual Evaluation. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chief Executive Officer and for evaluating his or her performance against such goals. The Committee meets annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the independent Directors at a meeting or executive session of that group. The Committee then meets with the Chief Executive Officer to evaluate his or her performance against such goals.

19. Senior Management Performance Goals. The Compensation Committee also is responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chief Executive Officer. These decisions are approved or ratified by action of the independent Directors at a meeting or executive session of that group.

20. Communication with Stakeholders. The Chief Executive Officer is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, Company associates, communities, suppliers, creditors, governments and corporate partners.

It is the policy of the Company that management speaks for the Company. This policy does not preclude non-employee Directors, including the Chairman of the Board (if the Chairman is a non-employee Director) or the Lead Independent Director, from meeting with shareholders, but it is suggested that in most circumstances any such meetings be held with management present.

21. Annual Meeting Attendance. All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

Board Functions

22. Agenda. The Chief Executive Officer, with approval from the Chairman of the Board (if the Chairman is a non-employee Director) or the Lead Independent Director, shall set the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

23. Board Materials. Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

24. Board Meetings. At the invitation of the Board, members of senior management and other employees recommended by the Chief Executive Officer shall attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

25. Director Access to Corporate and Independent Advisors. In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial, accounting and other advisors to assist in their duties to the Company and its shareholders.

26. Executive Sessions. Executive sessions or meetings of non-employee Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, the compensation of the Chief Executive Officer and other senior managers, and any other relevant matters. Meetings are held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

Committee Functions

27. Independence. The Audit, Compensation and Governance & Sustainability Committees consist only of independent Directors. A majority of the members of the Regulatory and Compliance Committee must be independent Directors.

28. Meeting Conduct. The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

29. Committee Meetings. At the invitation of any of the Committees, members of senior management and other employees recommended by the Chief Executive Officer shall attend Committee meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Committee are made by the manager responsible for that area of the Company's operations.

30. Scope of Responsibilities. The responsibilities of each of the Committees are determined by the Board from time to time.

Policy on Poison Pills

31. Expiration of Rights Agreement. The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Governance & Sustainability Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

Periodic Review of Corporate Governance Principles

32. These principles are reviewed by the Board at least annually.

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